UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________

FORM
6-K

REPORT OF FOREIGN PRIVATE

ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: July 20, 2021

UBS Group AG
Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F

☒

Form 40-F

☐

This

Form

6-K

consists

of

the

Second

Quarter

2021

Report

of

UBS

Group

AG,

which

appears
immediately following this page.

Our financial results

Second

quarter 2021

report

Corporate calendar UBS Group AG
P ublication of the third quarter 2021 report:
Tuesday,

26 October 2021

P ublication of the fourth quarter 2021 report:   Tuesday , 1   February 2022

Corporate calendar UBS AG
Publication of the second quarter 2021   report:   Friday , 23 July   202 1
Publication dates of future quarterly and annual reports

and results are made available as
part of the corporate calendar of UBS AG at ubs.com/investors

Contacts
Switchboards
For all general inquiries

ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567

8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
Investor Relations
Institutional, professional and retail
investors are supported by UBS’s Investor
Relations team.

UBS Group AG, Investor Relations
P.O.

Box, CH-8098 Zurich, Switzerland
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
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by UBS’s Media Relations team.
ubs.com/media
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mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary receives

inquiries on compensation and related
issues addressed to members of the
Board of Directors.
UBS Group AG, Office of the Group
Company Secretary
P.O.

Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
+41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
is responsible for the registration of UBS
Group AG registered shares.

UBS Group AG, Shareholder Services
P.O.

Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
+41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
P.O.

Box 505000
Louisville, KY 40233-5000, USA
Shareholder online inquiries:
www-us.computershare.com/
investor/Contact
Shareholder website:
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Calls from the US

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Calls from outside the US
+1-781-575-2623
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.

1.
UBS

Group
4
Recent developments
6
Group performance
2.
UBS business divisions and

Group Functions
14
Global Wealth Management
17
Personal & Corporate Banking
20
Asset Management
22
Investment Bank
25
Group Functions
26
Selected financial information of our
business divisions and Group Functions
3.
Risk, capital, liquidity and funding,
and balance sheet
29
Risk management and control
35
Capital management
46
Liquidity and funding management
47
Balance sheet and off-balance sheet
50
Share information and earnings per share
4.
Consolidated
financial statements
53
UBS Group AG interim consolidated
financial statements (unaudited)
95
UBS AG interim consolidated financial
information (unaudited)
5.
Significant regulated subsidiary and
sub-group information
100
Financial and regulatory key figures for
our significant regulated subsidiaries and
sub-groups
Appendix
102
Alternative performance measures
105
Abbreviations frequently used in
our financial reports
107
Information sources
108
Cautionary statement

Second quarter 2021 report

Our key figures
As of or for the quarter ended As of or year-to-date
USD million, except where indicated 30.6.21 31.3.21 31.12.20 30.6.20 30.6.21 30.6.20
Group results
Operating income

8,976

8,705

8,117

7,403

17,681

15,337
Operating expenses

6,384

6,407

6,132

5,821

12,790

11,747
Operating profit / (loss) before tax

2,593

2,298

1,985

1,582

4,891

3,591
Net profit / (loss) attributable to shareholders

2,006

1,824

1,636

1,232

3,830

2,827
Diluted earnings per share (USD)
1

0.55

0.49

0.44

0.33

1.04

0.76
Profitability and growth
2
Return on equity (%)

13.7

12.4

11.0

8.6

13.1

9.9
Return on tangible equity (%)

15.4

14.0

12.4

9.7

14.7

11.2
Return on common equity tier 1 capital (%)

19.3

18.2

16.8

13.2

18.8

15.4
Return on risk-weighted assets, gross (%)

12.2

12.0

11.4

10.7

12.1

11.4
Return on leverage ratio denominator, gross (%)
3

3.4

3.3

3.2

3.2

3.4

3.3
Cost / income ratio (%)

71.8

73.8

74.9

75.8

72.8

74.0
Effective tax rate (%)

22.4

20.5

17.2

21.9

21.5

21.1
Net profit growth (%)

62.8

14.3

126.7

(11.5)

35.5

11.6
Resources
2
Total assets

1,086,519

1,107,712

1,125,765

1,063,849

1,086,519

1,063,849
Equity attributable to shareholders

58,765

58,026

59,445

57,003

58,765

57,003
Common equity tier 1 capital
4

42,583

40,426

39,890

38,114

42,583

38,114
Risk-weighted assets
4

293,277

287,828

289,101

286,436

293,277

286,436
Common equity tier 1 capital ratio (%)
4

14.5

14.0

13.8

13.3

14.5

13.3
Going concern capital ratio (%)
4

20.2

19.6

19.4

18.7

20.2

18.7
Total loss-absorbing capacity ratio (%)
4

35.6

35.0

35.2

32.7

35.6

32.7
Leverage ratio denominator
3,4

1,039,939

1,038,225

1,037,150

974,359

1,039,939

974,359
Common equity tier 1 leverage ratio (%)
3,4

4.09

3.89

3.85

3.91

4.09

3.91
Going concern leverage ratio (%)
3,4

5.7

5.4

5.4

5.5

5.7

5.5
Total loss-absorbing capacity leverage ratio (%)
4

10.0

9.7

9.8

9.6

10.0

9.6
Liquidity coverage ratio (%)
5

156

151

152

155

156

155
Other
Invested assets (USD billion)
6

4,485

4,306

4,187

3,588

4,485

3,588
Personnel (full-time equivalents)

71,304

71,779

71,551

69,931

71,304

69,931
Market capitalization
1

53,218

54,536

50,013

41,303

53,218

41,303
Total book value per share (USD)
1

16.90

16.47

16.74

15.89

16.90

15.89
Total book value per share (CHF)
1

15.64

15.57

14.82

15.05

15.64

15.05
Tangible book value per share (USD)
1

15.05

14.65

14.91

14.10

15.05

14.10
Tangible book value per share (CHF)
1

13.92

13.85

13.21

13.36

13.92

13.36
1 Refer to the

“Share information and

earnings per

share” section of

this report for

more information.

2 Refer to

the “Performance

targets and capital

guidance” section of

our Annual Report

2020 for

more
information about our performance targets.

3 Leverage ratio denominators and leverage

ratios for the respective periods in 2020

do not reflect the effects of the

temporary exemption that applied from 25

March
2020 until 1 January

2021 and was granted

by FINMA in connection with

COVID-19. Refer to the

“Regulatory and legal developments” section

of our Annual Report 2020

for more information.

4 Based on the
Swiss systemically relevant bank

framework as of 1

January 2020. Refer to

the “Capital management”

section of this report for

more information.

5 Refer to the “Liquidity

and funding management” section

of
this report for more information.

6 Consists of invested assets for

Global Wealth Management, Asset

Management and Personal &

Corporate Banking. Refer to

“Note 32 Invested assets and

net new money” in
the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Alternative performance measures
An alternative performance

measure (an

APM) is a

financial measure

of historical

or future

financial performance,

financial position
or

cash

flows

other

than

a

financial

measure

defined

or

specified

in

the

applicable

recognized

accounting

standards

or

in

other
applicable regulations. We

report a number of APMs

in the discussion of the

financial and operating performance of

the Group, our
business divisions and our

Group Functions. We

use APMs to provide

a more complete picture

of our operating performance and

to
reflect

management’s

view

of

the

fundamental

drivers

of

our

business

results.

A

definition

of

each

APM,

the

method

used

to
calculate

it and

the information

content are

presented

under “Alternative

performance measures”

in

the appendix

to

this report.
Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

UBS Group
Management report

Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,”
“the Group,” “we,” “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”

UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone” UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries

Recent developments

Recent developments
Our response to COVID-19
While
vaccination

campaigns

are

progressing
and   many
economies

are

recovering,

localized

outbreaks,

the

spread

of
new

variants

of

COVID-19,

and

uneven

vaccination

rates

are
causing uncertainty around a sustainable recovery.
We

monitor

country-

and

location-specific

developments,

as
well

as

the

gradual

lifting

of

lockdowns

and

similar

measures
imposed to control the pandemic, and are adapting our plans for the

return

of

employees

to

our

offices

accordingly,

while
continuing

to

prioritize

the

health and

safety of

our employees
and clients.

Following

earlier

donations

to

various

COVID-19-related

aid
projects

that

support

communities

across

regions

in

which

we
operate,

we

committed

a

further

USD 1.5

million

to

support

a
range of

relief programs

in India

in the

second quarter

of 2021,
with

the

first

tranche

focusing

on

the

delivery

of

oxygen

and
other

medical

supplies

to

those

most

in

need.

Additionally,

we
have

provided

support

to

employees

in

India

in

the

event

of
significant

medical

expenditures

and

helped

ensure

their

well-
being

through

various
tele - healthcare ,   emergency -   and
community-support measures.
The
program

established

by

the

Swiss

Federal

Council

in
March

2020 to

support small

and medium-sized

entities (SMEs)
by

granting

loans

closed

on

31
  July
2020.

Outstanding
commitments

under

the

program

amounted

to

CHF 2.6

billion
on 30 June 2021, with a total amount drawn of CHF 1.7 billion.

Regulatory and legal developments
Swiss Federal Council report on systemically important banks
In June

2021, the

Swiss Federal

Council issued

the results

of its
bi-annual

review

of

the

Swiss

too-big-to-fail

regulatory
framework. The

report

concludes that

no fundamental

changes
to

the

framework

are

needed.

Potential

areas

for

adjustment
identified

include

the

further

tightening

of

the

liquidity
requirements

for
systemically

important
banks
and

the
alignment of incentive systems to support a bank’s resolvability.
F
urther

details
  on   potential
changes

to

the

regulatory
framework are expected by the end of 2021.
The Swiss Responsible Business Initiative counterproposal
After the Responsible

Business Initiative (the

RBI) was

rejected in
the

November

2020

public

vote,

the

Swiss

Federal

Office

of
Justice

issued

a

consultation

on

the

implementation

of

the

RBI
counterproposal in April 2021. The counterproposal

consists of a
non-financial reporting obligation

covering environmental, social
and governance topics based

on the EU

Non-Financial Reporting
Directive

and

also

includes

new

due

diligence

requirements

in
the areas

of child labor

and conflict minerals.

The ordinance will
apply

to

firms

that

are

headquartered

in

Switzerland

and

are
considered

large public-interest

companies

with more

than 500
employees.

Given

UBS’s

existing

due

diligence

and

reporting
procedures,

the

impact

is

expected

to

be

limited.

The

RBI
counterproposal

will

be

subject

to

parliamentary

discussion

in
Switzerland.
Swiss stamp duty and withholding tax
In June 2021, the Swiss Parliament approved

an extension of the
current
withholding

tax

exemption

for
total

loss
- absorbing
capacity instruments, including

additional tier 1, from

2021 until
the

end

of

2026.

It

also

decided

to

abolish

the

stamp

duty

on
the   issuance o f   equity   capital
.

The
  decision s of
the

Swiss
Parliament are still subject to an optional referendum.

The

Swiss

Federal

Council

also

adopted

a

dispatch

on

the
Withholding

Tax Act

reform, which,

if also

passed by

the Swiss
Parliament, would

maintain the withholding

tax on interest

paid
on

bank

deposits
of
natural

persons

with

tax

domicile

in
Switzerland ,
abolish

the

withholding

tax

on

bond

interest
payments and discontinue

the turnover stamp

duty on domestic
bonds.

Planned privatization of PostFinance AG

In June

2021, the

Swiss Federal

Council submitted

to the

Swiss
Parliament a

dispatch on

the privatization

of PostFinance

AG, a
Swiss
systemically

important

bank
.
If

the

revision

passes

the
legislative

process,

which

is

expected

to

start

later

this

year,
reform could further intensify competition in the Swiss mortgage market.
The Institutional Framework Agreement with the EU
In May

2021, the

Swiss Federal

Council terminated

negotiations
on

the

Institutional

Framework

Agreement

(the

IFA)

between
Switzerland and the EU

due to substantial differences

of opinion
with

regard

to

key

aspects

of

the

agreement.

The

IFA

would
have formed

a mutually

agreed basis

to consolidate

and further
develop Switzerland’s

bilateral market

access approach

with the
EU. As

a result,

the EU

is unlikely

to be

ready to

conclude new
market access agreements with Switzerland in the near future.

Federal Reserve Board stress test results
In

June 2021,

the

Federal Reserve

Board

(the

FRB)

released

the
results of the 2021 Dodd–Frank Act Stress

Test

(DFAST), which is
complementary

to the

Federal Reserve’s

Comprehensive

Capital
Adequacy

Review

(CCAR)

process.

UBS’s

intermediate

holding
company,

UBS

Americas

Holding

LLC,

exceeded

minimum
capital

requirements

under

the

severely

adverse

scenario.

The
FRB

also lifted

the temporary

limitations on

capital distributions
imposed

during

the

pandemic.

As

a

result,

UBS

Americas
Holding LLC is

permitted to make

capital distributions as long

as
it

maintains

compliance

with

its

total

capital

requirements,
including its stress capital buffer.
Registration under the US security-based swaps regulations
UBS

AG

will

be

required

to

register

as

a

security-based

swap
dealer

with

the

US

Securities

and

Exchange

Commission

(the
SEC)

by

1 November

2021.

UBS

AG

has

made

a

substituted
compliance

application

that

would

permit

it

to

comply

with
comparable provisions of Swiss law instead

of the corresponding
SEC

regulations.

FINMA

has

entered

into

negotiations

with

the
SEC

to

agree

a

memorandum

of

understanding,

which

is

a
condition

to

SEC

approval

of

substituted

compliance

and

to
permanent

registration.

A

failure

to

obtain

substituted
compliance

may

require

UBS

to

restructure

its

operations

and
would

likely

result

in

substantial

costs

to

implement

additional
SEC requirements.
OECD corporate tax reform

In

June

2021,

the

G7
agreed

to

continue
  to
work

on

the
Organisation

for

Economic Co-operation

and Development

(the
OECD)

blueprint

for

the

international

tax

reform,

which

was
subsequently

endorsed

by

the

G20

at

their

July

2021

meeting.
Specific details concerning the OECD blueprint will

be developed
and released

in advance of

the OECD meeting

in October 2021.
UBS

is

monitoring

the

developments

closely

and

will

be

in

a
position to evaluate the

potential impact on UBS once

a detailed
framework has been released.
Environmental, social and governance (ESG) matters and
climate-related risks
In

May

2021,

FINMA

published

the

revised

Circular

2016/01
“Disclosure

–

banks,”

which

will

require

disclosure

of

climate-
related financial risk information

for Swiss systemically important
banks, including

UBS. The

disclosure requirements

are based

on
the

recommendations

of

the

Financial

Stability

Board

(the

FSB)
Task

Force

on

Climate-related

Financial

Disclosures

(the

TCFD)
and cover governance, strategy and risk

management, as well as
quantitative information regarding

climate-related financial risks.
The
requirements

will

be

applicable

for

our
2021 annual
reporting.

In

July

2021,

the

European

Commission

(the

EC)

adopted
regulations

prescribing

the

content,

methodology

and
presentation

of

climate-related

disclosures

that

are

required
under

Art.

8

of

the

EU

Taxonomy

Regulation.

As

part

of

their
non-financial

reporting,

credit

institutions

will

be

required

to
disclose

a

green

asset

ratio

covering

the

banking

book

and
certain

trading

portfolios,

as

well

as

other

key

performance
indicators

(KPIs),

including

the

proportion

of

green

taxonomy-
aligned

off-balance

sheet

exposures

and

fees

and

commission
income. Starting with

the annual reporting

for 2021, taxonomy-
eligible assets

are required

to be

disclosed; the

remaining set

of
KPIs

is to

be fully

phased in

for our

annual

reporting

for 2025.
These

disclosure

requirements

will

apply

to

UBS

AG

and

UBS
Europe SE.
The

TCFD

has

commenced

a

consultation

with

respect

to
more concrete and

detailed guidance on climate

-related metrics,
targets and

transition plans,

as well

as with

respect to

a related
technical

supplement, aiming

to

improve

existing

guidance and
to

increase

comparability

across

financial

disclosures.

The

TCFD
aims to finalize the guidance in the second half of 2021.
We

published

our

Net

Zero

statement

in

April

2021,

which
outlines our ambitions around climate and sustainability covering our

company, our

clients, our

communities

and our

employees.
We

also

announced

the

appointment

of

Suni

Harford

as

UBS
Group Executive Board sponsor,

a position that she

has taken on
in

addition

to her

role as

President

Asset Management,

to lead
our

sustainability-related

efforts,

building

on

more

than

two
decades of

our endeavors

in this

field. In

June 2021,

we issued
our

inaugural

green

bonds,

with

a
euro

and

a

Swiss

franc
offering.
›
Refer to ubs.com/sustainability for more information
Other developments
Sale of our remaining investment in Clearstream Fund Centre
On 1

June 2021,

we sold

our remaining

minority

investment in
Clearstream

Fund

Centre

to

Deutsche

Börse

AG

for

CHF 390
million. The transaction follows

the sale of a

majority investment
and successful transfer

of control of

Fondcenter AG to

Deutsche
Börse AG

in September

2020. The

sale of

our remaining

48.8%
investment resulted in

a post-tax gain of

USD 37 million in Asset
Management, with

no associated

net tax

expense. The

increase
in UBS’s common

equity tier 1 (CET1)

capital of USD 412

million
was significantly greater

than the gain

in IFRS equity,

due to the
effect

of

goodwill

associated

with

the

investment,

which

had
been

deducted

from

CET1

capital.

Long-term

commercial
cooperation

arrangements

remain

in

place

for

the

provision

of
services by

Clearstream to

UBS, including

jointly servicing

banks
and insurance companies.

Group performance

Group performance
Income statement
For the quarter ended % change from Year-to-date
USD million 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Net interest income

1,628

1,613

1,392

1

17

3,241

2,722
Other net income from financial instruments measured

at fair value through profit or loss

1,479

1,309

1,932

13

(23)

2,787

3,738
Credit loss (expense) / release

80

28

(272)

180

108

(540)
Fee and commission income

6,041

6,169

4,729

(2)

28

12,210

10,207
Fee and commission expense

(484)

(478)

(419)

1

16

(962)

(875)
Net fee and commission income

5,557

5,691

4,311

(2)

29

11,248

9,332
Other income

233

64

41

267

471

297

84
Total operating income

8,976

8,705

7,403

3

21

17,681

15,337
Personnel expenses

4,772

4,801

4,283

(1)

11

9,573

8,604
General and administrative expenses

1,103

1,089

1,063

1

4

2,192

2,196
Depreciation and impairment of property, equipment and software

500

508

458

(2)

9

1,009

914
Amortization and impairment of goodwill and intangible

assets

9

8

17

4

(48)

17

32
Total operating expenses

6,384

6,407

5,821

0

10

12,790

11,747
Operating profit / (loss) before tax

2,593

2,298

1,582

13

64

4,891

3,591
Tax expense / (benefit)

581

471

347

23

68

1,053

757
Net profit / (loss)

2,012

1,827

1,236

10

63

3,838

2,833
Net profit / (loss) attributable to non-controlling interests

6

3

3

81

70

9

6
Net profit / (loss) attributable to shareholders

2,006

1,824

1,232

10

63

3,830

2,827
Comprehensive income
Total comprehensive income

2,602

(339)

209

2,263

4,405
Total comprehensive income attributable to non-controlling interests

20

(9)

4

355

10

3
Total comprehensive income attributable to shareholders

2,582

(330)

205

2,252

4,402

Results: 2Q21 vs 2Q20
Profit

before

tax

increased

by

USD 1,011

million,

or

64%,

to
USD   2 , 5 93   million, reflecting higher
operating

income
,

partly
offset

by

an

increase

in

operating

expenses.

Operating

income
increased

by

USD 1,573 million,

or

21%,

to USD 8,976

million,
mainly

reflecting
  USD   1, 2 46   million higher
net

fee

and

commission

income
.   N
et

credit

loss

releases
were USD   80
million ,
compared

with
net
credit

loss

expenses

of
  USD   272
million
in

the

prior
-
year

quarter
.

In

addition,

other

income

increased by USD 192 million. These effects

were partly offset by
a USD 218 million

decrease in net

interest income and

other net
income

from

financial

instruments

measured

at

fair

value
through profit or loss. Operating expenses

increased by USD 563
million,

or
10
%,

to
USD   6 , 3 8 4   million , mainly reflecting
USD 489 million higher personnel expenses.

Operating income: 2Q21 vs 2Q20
Total

operating income increased by USD 1,573 million,

or 21%,
to USD 8,976 million.
Net interest income and other net income from financial
instruments measured at fair value through profit or loss
Total

combined net

interest income

and other

net

income from
financial instruments

measured at fair value through profit or loss
decreased by USD 218 million

to USD 3,106 million,

mainly driven
by the Investment

Bank and Group

Functions.
The
Investment

Bank

decreased

by
USD
199

million

to
USD   1, 29
7

million
, mainly reflecting   USD   1 3 1   million   lower
income

in

the

Derivatives &

Solutions

business,

compared

with
strong revenues in the second quarter of 2020, when

the Foreign
Exchange,

Rates

and

Credit
  businesses
benefited

from
higher
client activity levels

driven by

the

COVID-19 pandemic. This

was
partly

offset by higher revenues

in Equity Derivatives. In addition,
an

USD 87 million

loss

was

incurred from

the

exit

of

remaining
exposures

relating

to

the

default

of

a

client

of

our

prime
brokerage business

in the first

quarter of

2021.
Group

Functions

changed

by

USD 88

million,

from

negative
USD 70 million to negative USD 158 million. This was mainly due to the Group Treasury

result of negative

USD 92 million,

compared
with negative USD 46 million

in the prior-year quarter,

mainly due
to net negative
effects

related

to

accounting
  asymmetries,
including hedge accounting ineffectiveness,

partly offset by lower
negative
income

related

to

centralized

Group

Treasury

risk
management .
In

addition
,   Non -
core

and

Legacy

Portfolio
decreased by

USD 32

million,

mainly

due

to

valuation losses

of
USD 25 million

on auction

rate securities.
›

Refer to “Note 3 Net interest income” in the “Consolidated
financial statements” section of this

report for more information
about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD million 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

1,270

1,264

1,041

0

22

2,535

2,110
Net interest income from financial instruments measured

at fair value through profit or loss

357

349

351

2

2

706

612
Other net income from financial instruments measured

at fair value through profit or loss

1,479

1,309

1,932

13

(23)

2,787

3,738
Total

3,106

2,922

3,324

6

(7)

6,028

6,461
Global Wealth Management

1,321

1,300

1,291

2

2

2,622

2,622
of which: net interest income

1,026

997

1,023

3

0

2,023

2,054
of which: transaction-based income from foreign exchange and other intermediary
activity
1

295

303

269

(3)

10

598

569
Personal & Corporate Banking

643

605

608

6

6

1,247

1,217
of which: net interest income

526

513

517

3

2

1,039

1,029
of which: transaction-based income from foreign exchange and other intermediary
activity
1

117

92

91

27

28

208

188
Asset Management

4

(7)

(3)

(3)

(6)
Investment Bank
2

1,297

1,084

1,496

20

(13)

2,381

3,106
Global Banking

157

143

158

9

(1)

300

270
Global Markets

1,140

941

1,338

21

(15)

2,081

2,836
Group Functions

(158)

(60)

(70)

165

127

(218)

(479)
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects

and income and expenses from precious metals, which

are included in the income statement
line Other net income from financial instruments

measured at fair value through profit

or loss. The amounts

reported on this line are one

component of Transaction

-based income in the management discussion

and
analysis in the “Global Wealth

Management” and “Personal &

Corporate Banking” sections of

this report.

2 Investment Bank information is

provided at the business-line level,

rather than by financial

statement
reporting line, in order to reflect the underlying

business activities, which is consistent with the structure of the management discussion and analysis in the

“Investment Bank” section of this report.

Group performance

Net fee and commission income
Net fee

and commission

income increased

by USD 1,246

million
to USD 5,557 million.
Fees for

portfolio management and

related services increased
by USD   6 13
million

to
  USD   2, 4 26   million , largely
driven

by
Global

Wealth
Management, mainly reflecting
the

effect

of
higher average fee-generating assets.
M&A

and

corporate

finance

fees

increased

by

USD 213
million

to

USD 330

million,

primarily

reflecting

higher

revenues
from

M&A

transactions

in

our

Global

Banking

business

in

the
Investment Bank,

due to

an increase

in the

size and

number of
transactions closed in the second quarter of 2021.
Investment

fund

fees

increased

by
USD
208

million

to
USD
1,405

million,

driven

by

Asset

Management

and

Global
Wealth

Management
.
Higher

m
anagement

fees

in

Asset
Management   reflect ed
a

higher

average

invested

asset

base,

partly

offset

by

lower

performance-based

fees.

The

increase

in
Global

Weal
th

Management
mainly

reflect
ed
higher

average
fee-generating assets.
Underwriting

fees

increased

by USD

130

million

to

USD 387
million,
driven

by

higher

equity

underwriting

revenues

from

public offerings in the Investment Bank.
›
Refer to “Note 4 Net fee and commission

income” in the
“Consolidated financial statements” section

of this report for
more information
Other income
Other

income
was USD   2 3 3
million,

compared

with
USD   41
million,

mainly

reflecting

gains

of
USD
101

million
from
properties

held for

sale, largely

driven by

the sale

of a

property
in Basel
,

and

income

of
USD   4 5   million
related

to

a

legacy
bankruptcy

claim.

In

addition,

a

gain

of

USD 37

million

was
recognized

on

the

sale

of

UBS’s remaining

minority

investment
in Clearstream Fund Centre to Deutsche Börse AG.
›
Refer to the “Recent developments”

section of this report for
more information about the sale of our remaining

investment in
Clearstream Fund Centre
Credit loss expense / release
Total

net

credit

loss

releases

were

USD 80

million,

compared
with net credit loss expenses of USD 272 million in

the prior-year
quarter,

reflecting

net
releases   of USD   8 8
million

related

to
stage
1

and

2

positions

and

net
expenses   of USD   8   million
related to credit-impaired

(stage 3) positions. The USD 88 million
stage 1 and

2 net

release included

the partial

release of

a post-
model

adjustment

of

USD 91

million

(representing

one-third

of
the

USD 273

million

scenario-driven

model

output

effects

from
the third quarter of 2020 to

the second quarter of 2021), due to
the

continued

positive

trend

in

macroeconomic

scenario

input
data.
›
Refer to “Note 7 Expected credit loss measurement”

in the
“Consolidated financial statements” section

of this report for
more information

Credit loss (expense) / release
USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the quarter ended 30.6.21
Stages 1 and 2

13

51

0

24

(1)

88
Stage 3

0

(5)

0

(3)

0

(8)
Total credit loss (expense) / release

14

46

0

21

(1)

80
For the quarter ended 31.3.21
Stages 1 and 2

4

16

0

5

0

26
Stage 3

(2)

8

0

(4)

0

3
Total credit loss (expense) / release

3

23

0

2

0

28
For the quarter ended 30.6.20
Stages 1 and 2

(45)

(100)

0

(56)

0

(202)
Stage 3

(19)

(10)

0

(22)

(20)

(70)
Total credit loss (expense) / release

(64)

(110)

0

(78)

(20)

(272)

USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
Year-to-date 30.6.21
Stages 1 and 2

18

67

0

30

(1)

114
Stage 3

(1)

2

0

(7)

0

(6)
Total credit loss (expense) / release

16

69

0

23

(1)

108
Year-to-date 30.6.20
Stages 1 and 2

(57)

(116)

0

(118)

0

(291)
Stage 3

(61)

(71)

0

(82)

(35)

(249)
Total credit loss (expense) / release

(117)

(187)

0

(200)

(35)

(540)

Operating expenses: 2Q21 vs 2Q20
Operating

expenses

increased

by

USD 563

million,

or

10%,

to
USD 6,384 million.

Personnel expenses
Personnel expenses

increased

by USD 489

million to

USD 4,772
million,

including

net

restructuring

expenses

of

USD 89 million,
compared

with

USD 21

million

in

the

prior-year

quarter.

Total
restructuring

expenses

this

quarter are

net

of

curtailment gains
of

USD 59

million,

which

represent

a

reduction

in

the

defined
benefit

obligation

related

to

the

Swiss

pension

plan

resulting
from

a

decrease

in

headcount

following

restructuring

activities.
Expenses

for

salaries

and

variable

compensation

increased

by
USD   24 9   million ,
primarily

driven

by

higher

restructuring
expenses

and

foreign

currency

translation

effects.

Financial
advisor

compensation increased

by USD

242 million,

as

a

result
of higher compensable revenues.
›

Refer to “Note 5 Personnel expenses”

in the “Consolidated
financial statements” section of this

report for more information
General and

administrative expenses
Gener al and
administrative

expenses
  in crease
d

by
  USD   40
million

to USD 1,103

million,

driven by

higher net

expenses

for
litigation,

regulatory

and

similar

matters
,
and

increased

IT
expenses,

partly

offset

by

lower

consulting

fees

and

other
general and administrative expenses.

We

believe

that

the

industry

continues

to

operate

in

an
environment

in

which

expenses

associated

with

litigation,
regulatory

and

similar

matters

will

remain

elevated

for

the
foreseeable future

and we

continue to

be exposed

to a

number
of

significant

claims

and

regulatory

matters.

The

outcome

of
many

of

these

matters,

the

timing

of

a

resolution,

and

the
potential

effects of

resolutions on

our

future business,

financial
results or financial condition are extremely difficult to predict.
›

Refer to “Note 6 General and administrative

expenses” in the
“Consolidated financial statements” section

of this report for
more information
›
Refer to “Note 14 Provisions and contingent

liabilities” in the
“Consolidated financial statements” section

of this report and to
the “Regulatory and legal developments”

and “Risk factors”
sections

of our Annual Report 2020 for more information

about
litigation, regulatory and similar matters
Depreciation, amortization and impairment
Depreciation

and

impairment

of

property,

equipment

and
software increased by USD 42 million

to USD 500 million, mainly
related to internally developed software.

Operating expenses
For the quarter ended % change from Year-to-date
USD million 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Personnel expenses

4,772

4,801

4,283

(1)

11

9,573

8,604
of which: salaries and variable compensation

2,945

2,871

2,696

3

9

5,816

5,258
of which: financial advisor compensation
1

1,183

1,170

941

1

26

2,353

2,035
of which: other personnel expenses
2

644

759

645

(15)

0

1,403

1,311
General and administrative expenses

1,103

1,089

1,063

1

4

2,192

2,196
of which: net expenses for litigation, regulatory and similar matters

63

9

2

626

72

8
of which: other general and administrative expenses

1,039

1,080

1,061

(4)

(2)

2,120

2,188
Depreciation and impairment of property, equipment and software

500

508

458

(2)

9

1,009

914
Amortization and impairment of goodwill and intangible

assets

9

8

17

4

(48)

17

32
Total operating expenses

6,384

6,407

5,821

0

10

12,790

11,747
1 Financial advisor compensation

consists of grid-based

compensation based directly

on compensable revenues

generated by financial

advisors and supplemental

compensation calculated on

the basis of

financial
advisor productivity, firm tenure,

assets and other variables.

It also includes expenses related to

compensation commitments with financial

advisors entered into at the time

of recruitment that are subject

to vesting
requirements.

2 Consists of expenses related to contractors, social security,

and post-employment benefit plans, as well as other personnel expenses.

Tax: 2Q21 vs 2Q20
We recognized

income tax

expenses of

USD 581 million

for the
second

quarter

of

2021,

representing

an

effective

tax

rate

of
22.4%,

compared

with USD 347

million for

the second

quarter
of

2020

and

an

effective

tax

rate

of

21.9%.

Current

tax
expenses

were
USD
362

million,

compared

with
USD   343
million, and related to taxable profits of UBS Switzerland AG and other

entities.

Deferred

tax

expenses

were
USD
219

million,
compared

with

USD 4

million,

and

primarily

related

to

the
amortization

of

deferred

tax

assets

previously

recognized

in
relation

to

tax

losses

carried

forward

and deductible

temporary
differences of UBS Americas Inc.
We

expect a

tax rate

of around

25%

for the

second half

of
2021,

excluding

any potential

effects

from

the reassessment

of
deferred

tax

assets

in

connection

with

our

business

planning
process

and

any

potential

US

corporate

tax

rate

changes

or
other

jurisdictional

statutory

tax

rate

changes

that

could

be
enacted during the year.

Group performance

Total comprehensive income attributable to shareholders
In

the

second

quarter

of

2021,

total

comprehensive

income
attributable

to

shareholders

was
positive   USD   2,582   million ,
reflecting

n
et

profit
of   USD   2,006
million

and

other
comprehensive

income

(OCI),

net

of

tax,

of

positive

USD 576
million.
F
oreign

currency

translation
  OCI   was positive   USD   255
million,

mainly

resulting

from

the

strengthening

of

the

Swiss
franc (2%) against the US dollar.
OCI

related

to

cas
h

flow

hedges

was
positive   USD   222
million,

mainly

reflecting

an

increase

in

unrealized

gains

on

US
dollar

hedging

derivatives

resulting

from
  decreases
in

the
relevant US dollar long-term interest rates.
OCI related

to own credit

on financial liabilities

designated at
fair

value

was
positive   USD   118   million,
primarily

due

to

a
widening of our own credit spreads.
Defined benefit

plan OCI

was negative

USD 17 million

in the
second

quarter

of

2021,

mainly

related

to

our

Swiss

pension
plan ,
which

recorded

negati
ve

n
et

pre
-
tax

OCI
of   USD   58
million.

This was

primarily driven

by a

pension plan

curtailment
of

USD 59

million

that

reduced

the

defined

benefit

obligation
against profit

or loss

but led

to an

offsetting OCI

loss as

no net
pension

asset

could

be

recognized

on

the

balance

sheet

as

of
30 June 2021 due to the asset ceiling.

Net pre-tax OCI related to
our non-Swiss pension plans was positive USD 37 million.
›
Refer to “Statement of comprehensive income”

in the
“Consolidated financial statements” section

of this report for
more information
›

Refer to “Note 8 Fair value measurement”

in the “Consolidated
financial statements” section of this

report for more information
about own credit on financial liabilities designated

at fair value
›
Refer to “Note 26 Post-employment benefit

plans” in the
“Consolidated financial statements” section

of our Annual
Report 2020 for more information about OCI

related to defined
benefit plans
Sensitivity to interest rate movements
As

of

30 June

2021,

we

estimate

that

a

parallel

shift

in

yield
curves by +100 basis points could lead to a combined increase in
annual

net

interest

income

of

approximately

USD 1.5

billion

in
Global Wealth

Management and Personal

& Corporate Banking.
A parallel shift

in yield curves

by –100 basis

points could lead

to
a

combined

reduction

in

annual

net

interest

income

of
approximately USD 0.2 billion.
These

estimates

are

based

on

a

hypothetical

scenario

of

an
immediate

change

in

interest

rates,

equal

across

all

currencies
and relative to

implied forward rates

as of 30 June

2021 applied
to our banking book. These

estimates further assume no change
to

balance

sheet

size

and

structure,

constant

foreign

exchange
rates and no specific management action.

›

Refer to

the “Risk

management

and control”

section

of this

report
for information

about interest

rate risk

in the banking

book
Key figures and personnel
Below

we

provide

an

overview

of

selected

key

figures

of

the
Group.

For

further

information

about

key

figures

related

to
capital

management,

refer

to

the

“Capital

management”
section of this report.

Cost / income ratio: 2Q21 vs 2Q20
The

cost

/

income

ratio

was

71.8%,

compared

with

75.8%,
reflecting

an

increase

in

income,

partly offset

by an

increase

in
expenses. The

cost /

income ratio

is measured

based on

income
before credit loss expenses or releases.
Common equity tier 1 capital: 2Q21 vs 1Q21
During

the

second

quarter

of

2021,

our

common

equity

tier 1
(CET1)

capital

increased

by

USD 2.2

billion

to

USD 42.6

billion,
mainly reflecting operating profit

before tax of USD 2.6

billion, a
USD 0.4

billion

lower

deduction

of

goodwill

resulting

from

the
sale

of

our

remaining

minority

investment

in

Clearstream

Fund
Centre,

positive

foreign

currency

translation

effects

of

USD 0.3
billion and

USD 0.2 billion

higher eligible

deferred tax

assets on
temporary

differences,

partly offset

by compensation

-

and

own
share-related

capital components

of USD 0.4

billion, current

tax
expenses

of

USD 0.4

billion,

and

accruals

for

capital

returns

to
shareholders

of

USD 0.3

billion.

Our

share

repurchases

in

the
second quarter of

2021 did not affect

our CET1 capital position,
as

there

was

an

equivalent

reduction

in

the

capital

reserve

for
potential share repurchases.
Return on CET1 capital: 2Q21 vs 2Q20
The

annualized

return

on

CET1

capital

(RoCET1)

was

19.3%,
compared

with

13.2%,

driven

by

an

increase

in

net

profit
attributable

to

shareholders,

partly

offset

by

higher

average
CET1 capital.
Risk-weighted assets: 2Q21 vs 1Q21
Risk -
weighted

assets

(RWA)

increased

by
USD
5.4

billion

to
USD 293.3

billion,

driven

by

increases

from

model

updates

of
USD 2.6 billion, currency effects of USD 1.8

billion, methodology
and policy changes of USD 1.0 billion, and

regulatory add-ons of
USD 0.3 billion,

partly offset

by a

reduction from

asset size

and
other movements of USD 0.2 billion.

Common equity tier 1 capital ratio: 2Q21 vs 1Q21
Our

CET1

capital

ratio

increased

0.5

percentage

points

to
14.5%, reflecting

an increase

in CET1 capital

of USD 2.2 billion,
partly offset by a USD 5.4 billion increase in RWA.
Leverage ratio denominator: 2Q21 vs 1Q21
The leverage

ratio denominator

(LRD) increased

by USD 2 billion
to USD 1,040 billion. The increase was

driven by currency effects
of

USD 9

billion,

partly

offset

by

a

decrease

in

asset

size

and
other movements of USD 7 billion.
Common equity tier 1 leverage ratio: 2Q21 vs 1Q21
Our CET1 leverage ratio increased from 3.89% to 4.09%, due
to the aforementioned increase in CET1 capital, partly offset by a USD 2 billion increase in LRD.
Going concern leverage ratio: 2Q21 vs 1Q21

Our going

concern leverage ratio

increased from

5.4% to

5.7%
in

the

second

quarter

of

2021,

reflecting

an

increase

in

going
concern

capital

of

USD 2.9

billion,

partly

offset

by

a

USD 2
billion increase in LRD.

Personnel: 2Q21 vs 1Q21
We

employed

71,304

personnel

(full-time

equivalents)

as

of
30 June 2021,

a

net decrease

of

475 compared

with 31 March
2021.

This

was

mainly

driven

by

attrition

and

restructuring
effect s ,
partly

offset

by

the

ongoing

insourcing

of

certain
activities

from

third-party

vendors

to

our

Business

Solutions
Centers.

Return on equity and CET1 capital
As of or for the quarter ended Year-to-date
USD million, except where indicated 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Net profit
Net profit / (loss) attributable to shareholders

2,006

1,824

1,232

3,830

2,827
Equity
Equity attributable to shareholders

58,765

58,026

57,003

58,765

57,003
Less: goodwill and intangible assets

6,452

6,427

6,414

6,452

6,414
Tangible equity attributable to shareholders

52,313

51,599

50,588

52,313

50,588
Less: other CET1 deductions

9,730

11,173

12,474

9,730

12,474
CET1 capital

42,583

40,426

38,114

42,583

38,114
Returns
Return on equity (%)

13.7

12.4

8.6

13.1

9.9
Return on tangible equity (%)

15.4

14.0

9.7

14.7

11.2
Return on CET1 capital (%)

19.3

18.2

13.2

18.8

15.4

Results: 6M21 vs 6M20
Profit

before

tax

increased

by

USD 1,300

million,

or

36%,

to

USD 4,891 million.
Operating

income

increased

by

USD 2,344

million,

or

15%,

to USD 17,681 million,

driven by higher

net fee and

commission
income

and

other

income,

as

well

as

net

credit

loss

releases

in
this period

compared with

net credit

loss expenses

in the

prior-
year

period. This

was partly

offset by

a

decrease

in net

interest
income

and

other

net

income

from

financial

instruments
measured at fair value through profit

or loss.
Net

fee

and

commission

income

increased

by

USD 1,916
million

to

USD 11,248

million.

Fees

for

portfolio

management

and

related

services
were   USD   8 3 8   million   higher
,

mainly

reflecting

the

effect

of

higher

average

fee-generating

assets

in
Global Wealth

Management. Investment

fund fees

increased by
USD   3 50   million ,
driven

by

Asset

Management

and

Global
Wealth

Management,

mainly

reflecting

the

effects

of

a

higher
average

invested

asset

base

and

higher

average

fee-generating
assets,

respectively
. Underwriting

fees

increased

by

USD 324
million,

driven

by

higher

equity

underwriting   revenues   from
public

offerings

in

the

Investment

Bank.

M&A

and

corporate

finance

fees

increased

by

USD 233

million,

primarily

reflecting
higher

revenues

from

M&A

transactions

in

our

Global

Banking
business in

the Investment

Bank,

due to

an increase

in the

size
and number

of transactions

closed in

the period.

Net brokerage
fees

increased

by

USD 198

million,

reflecting

higher

levels

of

client

activity

in

Global

Wealth

Management

and

in

the

Cash
Equities business of the Investment

Bank.
Net credit loss

releases were USD 108

million, compared with
net

credit

loss

expenses

of

USD 540

million

in

the

prior-year
period.

Group performance

Total

combined

net

interest

income

and

other

net

income
from financial

instruments measured

at fair

value through

profit
or

loss

de
creased

by
USD   43 3
million

to
USD   6 , 0 2 8   million.
Income

was   USD   72 5   million   lower
in

the

Investment

Bank,
mainly

reflecting

a

loss

of

USD 861

million

on

a

default

by

a
client

of

our

prime

brokerage
  business.
Execution

Services
reflected lower

revenues from

foreign exchange

products, partly
offset by higher revenues in

the Derivatives & Solutions business.
These

decreases

in

income

were

partly

offset

by

a

USD 261
million in
crease

in

Group

Functions
.

Non
-
core

a
nd

Legacy
Portfolio

recognized

valuation

gains

of
USD   3 6
million

on
auction

rate

securities,

compared

with

valuation

losses

of
USD 143

million

in

the

prior-year

period.

The

Group

Treasury
result

was

negative

USD 151

million,

compared

with

negative
USD   261   million ,   reflecting
lower

negative

income

related

to
centralized Group Treasury risk management, partly

offset by net
negative

effects

related

to

accounting

asymmetries,

including
hedge accounting ineffectiveness.

Other

income

was

USD 297

million,

compared

with

USD 84
million, mainly

driven by

USD 100 million

of gains

on properties
held

for

sale

and

income

of

USD 45

million

related

to

a

legacy
bankruptcy

claim.

In

addition,

a

gain

of

USD 37

million

was
recognized

on

the

sale

of

UBS’s

remaining

minority

investment
in

Clearstream

Fund

Centre

and

a

valuation

gain

of

USD 37
million was

recognized in

relation to

UBS’s equity

ownership of
SIX Group.
Operating

expenses

increased

by

USD 1,043

million,

or

9%,
to   USD   1 2 , 7 9 0
million,

driven

by
  USD   9 6 9   million higher
personnel

expenses,

including

net

restructuring

expenses

of
USD 89 million compared

with USD 106 million

in the prior-year
period.

Expenses

for

salaries

and

variable

compensation
increased

by
  USD   55 8   million
,

primarily

driven
  by higher
expenses

for

variable

compensation

and

foreign

currency
translation

effects.

Financial

advisor

compensation

increased

by
USD 318 million as a result of higher compensable revenues.
Depreciation

and

impairment

of

property,

equipment

and
software

increased

by
USD   9 5   million,
mainly

related

to
internally developed software.

Outlook
Investor

sentiment

remained

positive

in

the

second

quarter

of
2021, helped by the continued rebound in economic activity and greater

optimism

regarding

further

recovery,

which

was
supported by mass COVID-19

vaccination campaigns around the
globe and the

gradual lifting of

lockdowns and similar

measures
imposed

to

control

the

pandemic.

Significant

fiscal

stimulus,
notably

in

the

US,

along

with

continued

accommodative
monetary

policy

and

strong

economic

data,

contributed

to
generally

more

positive

views

on

the

timing

and

extent

of

a
sustainable economic recovery.
However, economic,

social, and

geopolitical tensions

remain,
raising

questions

around

the

sustainability

and

shape

of

the
recovery.

Continued localized

outbreaks of

COVID-19

infections
and

the spread

of

new variants,

along

with uneven

vaccination
rates, add

to these

existing concerns.

The severity

and duration
of

the effects

of the

pandemic in

certain economic

sectors also
remain

uncertain.

The

potential

for

rising

inflation

that

could
lead

to

more

restrictive

monetary

policy

has

become

an
additional concern for the market.
Our clients value

strength and expert guidance,

particularly in
these

uncertain

times,

and

we

remain

focused

on

supporting
them with

advice and

solutions. We

expect our

revenues in

the
third quarter

of 2021

to be

influenced by

seasonal factors,

such
as lower

client activity

levels compared

with the

second quarter
of

2021.

Higher

asset

prices

should

have

a

positive

effect

on
recurring fee income in our asset gathering businesses. However, the continued uncertainty

about the environment

and economic
recovery could affect both asset prices and client activity levels.

UBS business
divisions

and Group
Functions

Management report

Global Wealth Management

Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD million, except where indicated 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Results
Net interest income

1,026

997

1,023

3

0

2,023

2,054
Recurring net fee income
2

2,774

2,629

2,128

5

30

5,403

4,562
Transaction-based income
3

953

1,183

824

(19)

16

2,136

1,937
Other income

8

37

32

(79)

(76)

44

53
Income

4,760

4,845

4,006

(2)

19

9,606

8,606
Credit loss (expense) / release

14

3

(64)

370

16

(117)
Total operating income

4,774

4,848

3,942

(2)

21

9,622

8,489
Total operating expenses

3,479

3,439

3,062

1

14

6,918

6,391
Business division operating profit / (loss) before tax

1,294

1,409

880

(8)

47

2,704

2,098
Performance measures and other information
Financial advisor variable compensation
4,5

1,065

1,048

813

2

31

2,112

1,777
Compensation commitments with recruited financial advisors
4,6

118

123

128

(4)

(8)

241

258
Pre-tax profit growth (%)

47.1

15.7

0.7

28.9

20.8
Cost / income ratio (%)

73.1

71.0

76.4

72.0

74.3
Average attributed equity (USD billion)
7

18.5

18.3

16.7

1

11

18.4

16.6
Return on attributed equity (%)
7

27.9

30.8

21.1

29.3

25.3
Risk-weighted assets (USD billion)
7

92.0

88.2

82.8

4

11

92.0

82.8
Leverage ratio denominator (USD billion)
7,8

379.2

380.6

330.7

0

15

379.2

330.7
Goodwill and intangible assets (USD billion)

5.1

5.1

5.1

0

0

5.1

5.1
Net new fee-generating assets (USD billion)

25.0

36.2

12.2

61.2

17.7
Fee-generating assets (USD billion)

1,416

1,328

1,104

7

28

1,416

1,104
Fee-generating asset margin (bps)
9

82.3

86.0

86.8

84.1

88.6
Invested assets (USD billion)

3,230

3,108

2,590

4

25

3,230

2,590
Client assets (USD billion)
10

3,658

3,530

2,881

4

27

3,658

2,881
Loans, gross (USD billion)
11

228.1

219.4

188.6

4

21

228.1

188.6
Customer deposits (USD billion)
11

344.2

336.7

314.8

2

9

344.2

314.8
Recruitment loans to financial advisors
4

1,821

1,867

1,930

(2)

(6)

1,821

1,930
Other loans to financial advisors
4

594

607

743

(2)

(20)

594

743
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
12,13

0.3

0.3

0.5

0.3

0.5
Advisors (full-time equivalents)

9,480

9,582

9,786

(1)

(3)

9,480

9,786
1 Comparatives may

differ as a

result of adjustments

following organizational changes,

restatements due to

the retrospective adoption

of new accounting

standards or changes

in accounting policies,

and events
after the reporting period.

2 Recurring net fee income consists of

fees for services provided on an ongoing

basis, such as portfolio management

fees, asset-based investment fund fees

and custody fees, which are
generated on client assets,

as well as credit card

fees and administrative fees for

accounts.

3 Transaction-based income

consists of the non-recurring portion

of net fee and commission

income, mainly composed
of brokerage and

transaction-based investment fund

fees, as well as

fees for payment and

foreign exchange transactions,

together with other net

income from financial instruments

measured at fair value

through
profit or loss.

4 Relates to licensed

professionals with the

ability to provide

investment advice to

clients in

the Americas.

5 Financial advisor

variable compensation

consists of formulaic

compensation based
directly

on

compensable

revenues

generated

by

financial

advisors

and

supplemental

compensation

calculated

on

the

basis

of

financial

advisor

productivity,

firm

tenure,

new

assets

and

other

variables.

6 Compensation

commitments

with

recruited

financial

advisors

represent

expenses

related

to compensation

commitments

granted

to financial

advisors

at the

time

of recruitment

that are

subject

to

vesting
requirements.

7 Refer to the “Capital management”

section of this report for more

information.

8 The leverage ratio

denominator calculated as of the

respective date in 2020 does

not reflect the effects of the
temporary exemption

that applied from

25 March 2020

until 1 January

2021 and

was granted

by FINMA in

connection with COVID

-19. Refer to

the “Regulatory

and legal developments”

section of our

Annual
Report 2020 for

more information.

9 Calculated as

revenues from fee-generating

assets (a portion

of which is

included in recurring

fee income and

a portion of

which is included

in transaction-based

income,
annualized as applicable) divided by

average

fee-generating assets for the relevant

mandate fee billing period. For

the US, fees have

been billed on daily balances

since the fourth quarter of

2020 and average fee-
generating assets are

calculated as the

average of the

monthly average balances.

Prior to the

fourth quarter of 2020,

billing was based

on prior quarter-end

balances, and the

average fee-generating

assets were
thus the

prior quarter-end

balance.

For

balances outside

of the

US,

billing is

based on

prior month

-end balances

and average

fee-generating

assets were

thus the

average

of the

prior month

-end balances.

10 Client assets are composed of invested assets

and other assets held purely for transactional

purposes or custody only.

11 Loans and Customer deposits in

this table include customer brokerage

receivables and
payables, respectively,

which are presented

in a separate

reporting line on the

balance sheet.

12 Refer to the

“Risk management and

control” section of this

report for more information

about (credit-)impaired
exposures.

13 Excludes loans to financial advisors.

Results: 2Q21 vs 2Q20
Profit

before

tax

increased

by

USD 414

million,

or

47%,

to
USD 1,294

million,

reflecting

higher

operating

income,

partly
offset by higher operating expenses.
Operating income
Total

operating

income

increased

by

USD 832

million,

or

21%,
to

USD 4,774 million,

mainly driven

by higher

recurring net

fee
and transaction-based

income, as well

as net

credit loss

releases
compared with net

credit loss expenses

in the second

quarter of
2020.
Net interest

income increased by

USD 3 million

to USD 1,026
million,

resulting

from

higher

loan

revenues

on

higher

loan
volumes

and

margins

that

compensated

for

lower

deposit
revenues,
which

were
mainly the
result

of

lower

US

dollar
interest rates.
Recurring

net

fee

income

increased

by

USD 646

million,

or
30%,

to

USD 2,774

million,

primarily

driven

by

higher

average
fee-generating

assets,

reflecting

positive

market

performance,
and higher net new fee-generating assets.
Transaction-based

income

increased

by

USD 129

million,

or
16%,

to

USD 953

million,

driven

by

continued

high

levels

of
client activity in a constructive market environment.
Net

credit

loss

releases

were USD 14

million,

compared

with
net

expenses

of

USD 64

million,

with

net

credit

loss

releases
primarily

related to stage 1 and 2 positions.
Operating expenses
Total

operating expenses increased

by USD 417 million, or

14%,
to USD 3,479

million. The

increase was

mostly driven

by higher
financial advisor

variable compensation,

reflecting an

increase in
compensable revenues, as well as higher restructuring expenses.
Fee-generating assets: 2Q21 vs 1Q21
Fee-generating

assets

increased

by

USD 88

billion,

or

7%,

to
USD 1,416

billion,

driven

by

net

positive

effects

from

market
performance

and

foreign

currency

translation

of

USD 63.2
billion,
as

well

as

net

new

fee
-
generating

as
set

inflows

of
USD 25.0 billion, which included net inflows in all regions.

Loans: 2Q21 vs 1Q21
Loans increased by

USD 8.7 billion, or

4%, to USD 228.1

billion,
driven

by

net

new

loans

of

USD 7.3

billion

and

USD 1.3

billion
from

foreign

exchange

translation.

Net

new

loans

were

largely
driven

by

an

increase

in

Lombard

loans.

Loan

penetration

was
stable at 7.1%.
›
Refer to the “Risk management and control”

section of this
report for more information
Results: 6M21 vs 6M20
Profit

before

tax

increased

by

USD 606

million,

or

29%,

to
USD 2,704

million,

reflecting

higher

operating

income,

partly
offset by higher operating expenses.
Total

operating

income

increased

by

USD 1,133

million,

or
13%,

to

USD 9,622

million,

mainly

driven

by

higher

recurring
net fee

and transaction-based

income, as

well as

net credit

loss
releases compared

with net

credit loss

expenses in

the first

half
of 2020.
Net

interest

income

decreased

by

USD 31

million

to
USD 2,023 million, mostly

due to lower

deposit revenues, driven
by

a

decrease

in

margins,

mainly

as

a

result

of

lower

US

dollar
interest

rates,

and

despite

higher

deposit

volumes.

This

was
largely offset

by higher

loan revenues

from higher

loan volumes
and margins.
Recurring

net

fee

income

increased

by

USD 841

million

to
USD 5,403

million,

primarily

driven

by

higher

average

fee-
generating

assets,

reflecting

positive

market

performance,

and
higher net new fee-generating assets.
Transaction-based

income

increased

by

USD 199

million

to
USD 2,136 million, reflecting higher levels of client activity.
Net

credit

loss

releases

were USD 16

million,

compared

with
net

expenses

of

USD 117

million,

with

net

credit

loss

releases
primarily related to stage 1 and 2 positions.

Total

operating

expenses

increased

by

USD 527

million,

or
8%,

to

USD 6,918

million,

mostly

driven

by

higher

financial
advisor variable

compensation and

higher technology

expenses.
These

effects

were

partly

offset

by

lower

expenses

for
professional fees, travel and marketing.

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 30.6.21
USD billion, except where indicated Americas
1
Switzerland EMEA
2
Asia Pacific
Global Wealth
Management
3
Total operating income (USD million)

2,615

471

974

711

4,774
Total operating expenses (USD million)

2,110

267

666

428

3,479
Operating profit / (loss) before tax (USD million)

505

204

308

283

1,294
Cost / income ratio (%)

80.9

57.5

68.5

60.2

73.1
Loans, gross

83.1
4

41.8

49.2

53.0

228.1
Net new loans

5.3

0.7

1.1

0.2

7.3
Loan penetration (%)
5

4.8

14.4

7.8

9.1

7.1
Fee-generating assets

845

123

329

119

1,416
Net new fee-generating assets

13.5

2.8

4.9

3.8

25.0
Invested assets

1,722

290

632

583

3,230
Advisors (full-time equivalents)

6,274

690

1,537

892

9,480
1 Including the following business units: United States and Canada; and Latin America.

2 Including the following business units: Europe; Central and Eastern Europe,

Greece and Israel; and Middle East and Africa.

3 Including minor functions,

which are not included in

the four regions individually presented

in this table, with

USD 3 million of total

operating income, USD 8

million of total operating

expenses, USD 5 million

of
operating loss before tax, USD 0.9 billion of loans,

USD 0.1 billion of net new loan inflows,

USD 1 billion of fee-generating assets,

USD 0.1 billion of net new fee-generating

asset outflows, USD 3 billion of

invested
assets and 88 advisors in the

second quarter of 2021.

4 Loans include customer brokerage

receivables, which are

presented in a separate rep

orting line on the balance sheet.

5 Loans, gross as a

percentage of
invested assets.

Regional comments 2Q21 vs 2Q20, except where indicated

Americas
Profit

before

tax

increased

by

USD 278

million

to

USD 505
million.

Opera
ting

income

increased

by

USD
  598   million
,

or
30%,

to

USD 2,615

million,

mainly

driven

by

higher

recurring
net

fee

and

transaction-based

income.

The

cost

/

income

ratio
decreased

from

86.5%

to

80.9%.

Loans

increased

7%
compared

with

the

first

quarter

of

2021,

to

USD 83

billion,
reflecting

USD 5.3

billion

of

net new

loans,

which

were

mostly
Lombard loans.

Fee-generating assets increased

7% sequentially
to

USD

845

billion,

mainly

driven

by
positive

market
performance

of

USD 38.1

billion

and

net

new

fee-generating
assets of USD 13.5 billion.
Switzerland
Profit

before tax increased by USD 55 million to USD 204 million.
Oper
ating

income

increased

by

USD
  75   million
,

or
19%,   to
USD 471

million, mainly

driven

by

higher

recurring

net fee

and
transaction-based

income,

as

well

as

net

credit

loss

releases
compared with net

credit loss expenses

in the second

quarter of
2020. The cost

/ income ratio

decreased from

61.0% to 57.5%.
Loans

increased

3%

sequentially

to

USD 42

billion,

largely
reflecting USD 0.7

billion of

net new

loans and

foreign currency
effects.

Fee-generating

assets

increased

10%

sequentially

to
USD 123

billion,

mainly

driven

by

net

effects

from

positive
market

performance

and

foreign

currency

translation

effects

of
USD
8.0

billion
,

as

well

as

net

new

fee
-
generating

assets

of
USD 2.8 billion.
EMEA
Profit

before tax increased by USD 41 million to USD 308 million.
Operating

income

increased

by

USD 115

million,

or

13%,

to
USD   974
million,

mainly

driven

by

recurring

net

fee

and
transaction-based

income.

The

cost

/

income

ratio

decreased
from 68.7%

to 68.5%.

Loans increased

3% compared

with the
first

quarter

of

2021,

to

USD 49

billion,

largely

reflecting
USD 1.1

billion

of

net

new

loans

and

foreign

currency

effects.
Fee-generating

assets

increased

6%

sequentially

to

USD 329
billion,

mainly

driven

by

net

effects

from

positive

market
performance and foreign

currency effects of

USD 13.7 billion, as
well as net new fee-generating assets of USD 4.9 billion.
Asia Pacific
Profit

before tax increased by USD 50 million to USD 283 million.
Operating

income

increased

by

USD

53

million
,

or
8%,   to
USD 711

million,

mainly

driven

by

recurring

net

fee

and
transaction-based

income.

The

cost

/

income

ratio

decreased
from

64.6%

to

60.2%.

Loans

increased

1%

sequentially

to
USD 53 billion,

driven by

net new

loans of

USD 0.2 billion.

Fee-
generating assets

increased 6%

sequentially to

USD 119 billion,
mainly

driven

by

USD 3.8

billion

of

net

new

fee-generating
assets,

as

well as

net effects

from

positive

market performance
and foreign currency effects of USD 3.3 billion.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from Year-to-date
CHF million, except where indicated 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Results
Net interest income

480

470

496

2

(3)

950

989
Recurring net fee income
2

187

182

159

3

18

369

329
Transaction-based income
3

288

239

227

20

27

527

491
Other income

40

38

12

5

227

78

31
Income

995

929

894

7

11

1,924

1,840
Credit loss (expense) / release

42

22

(104)

93

64

(179)
Total operating income

1,037

950

790

9

31

1,987

1,661
Total operating expenses

581

593

561

(2)

4

1,174

1,110
Business division operating profit / (loss) before tax

456

358

229

28

100

814

551
Performance measures and other information
Average attributed equity (CHF billion)
4

8.4

8.3

8.4

1

0

8.3

8.4
Return on attributed equity (%)
4

21.8

17.3

10.9

19.6

13.1
Pre-tax profit growth (%)

99.5

11.0

(41.3)

47.7

(28.9)
Cost / income ratio (%)

58.4

63.8

62.8

61.0

60.3
Net interest margin (bps)

139

137

148

138

148
Risk-weighted assets (CHF billion)
4

66.3

64.7

65.5

2

1

66.3

65.5
Leverage ratio denominator (CHF billion)
4,5

220.8

224.8

213.7

(2)

3

220.8

213.7
Business volume for Personal Banking (CHF billion)

183

182

173

0

6

183

173
Net new business volume for Personal Banking (CHF billion)

0.6

3.4

3.8

3.9

7.0
Net new business volume growth for Personal Banking (%)
6

1.2

7.6

9.2

4.4

8.4
Active Digital Banking clients in Personal Banking (%)
7

69.8

69.4

65.6

69.6

65.1
Active Digital Banking clients in Corporate & Institutional

Clients (%)
8

79.1

79.3

77.5

79.2

77.6
Mobile Banking log-in share in Personal Banking (%)
9

72.6

70.2

66.6

71.4

65.6
Client assets (CHF billion)
10

742

727

666

2

11

742

666
Loans, gross (CHF billion)

138.6

138.1

135.8

0

2

138.6

135.8
Customer deposits (CHF billion)

159.7

162.5

155.2

(2)

3

159.7

155.2
Secured loan portfolio as a percentage of total loan portfolio, gross (%)

92.6

92.6

91.7

92.6

91.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
11

1.0

1.1

1.1

1.0

1.1
1 Comparatives may

differ as a

result of adjustments

following organizational changes,

restatements due to

the retrospective adoption

of new accounting

standards or changes

in accounting policies,

and events
after the reporting period.

2 Recurring net fee income consists of

fees for services provided on an ongoing

basis, such as portfolio management

fees, asset-based investment fund fees

and custody fees, which are
generated on client

assets, as

well as administrative

fees for accounts.

3 Transaction-based

income consists of

the non-recurring portion

of net fee

and commission income,

mainly composed of

brokerage and
transaction-based investment

fund fees,

and credit

card fees,

as well

as fees

for payment

and foreign

exchange transactions,

together with

other net

income from

financial instruments

measured at

fair value
through profit or loss.

4 Refer to the “Capital management” section of this report for more information.

5 The leverage ratio denominator calculated as

of the respective date in 2020 does not

reflect the effects
of the temporary

exemption that

applied from

25 March

2020 until

1 January

2021 and

was granted

by FINMA

in connection

with COVID-19.

Refer to

the “Regulatory

and legal

developments” section

of our
Annual Report 2020 for more information.

6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the

beginning of the period.

7 “Clients” refers to the
number of unique business relationships

operated by Personal

Banking and “active” means at

least one log-in within

the past month (log-in time

stamp is allocated to all

business relationship numbers in a

digital
banking contract).

Excluded are persons

under the

age of 15,

clients who do

not have a

private account,

clients domiciled outside

Switzerland, and clients

who have defaulted

on loans or

credit facilities.

In the
second quarter of 2021, 86.7% of

clients of Personal Banking

were “activated users” of Digital

Banking (i.e., clients who

had logged into Digital Banking

at least once in the course

of their relationship with UBS).

8 “Clients” refers to

the number of

unique business relationships

or legal entities

operated by Corporate

& Institutional Clients

and “active” means

at least one

log-in within the

past month (log-in

time stamp is
allocated to all

business relationship numbers

or per legal

entity in a

digital banking contract).

Excluded are clients

that do not

have an account,

mono-product clients and

clients that have

defaulted on loans

or
credit facilities.

9 Mobile Banking app log-ins as

a percentage of total log-ins

via E-Banking and Mobile

Banking app in Personal

Banking (if a digital banking

contract is linked

to multiple business relationships,
the log-in is attributed to the business relationship with the most banking products in use).

10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only.
Net new money is not measured for Personal & Corporate Banking.

11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results : 2Q21 vs 2Q20
Profit

before

tax

increased

by

CHF 227

million,

or

100%,

to
CHF 456

million,

reflecting

net

credit

loss

releases

compared
with net

credit loss

expenses in

the second

quarter of

2020, as
well

as

higher

income,

partly

offset

by

higher

operating
expenses.
Operating income
Total

operating

income

increased

by

CHF 247

million,

or

31%,
to

CHF 1,037

million,

predominantly

reflecting

net

credit

loss
releases

compared

with

net

credit

loss

expenses

in

the

second
quarter of 2020 and higher transaction-based income.

Net interest

income decreased

by CHF 16

million to

CHF 480
million,

mainly

driven

by

lower

deposit

revenues,

reflecting

a
decrease

in

margins
,
mostly

as

a

result

of

lower

US

dollar
interest rates.
Recurring

net

fee

income

increased

by

CHF
  28
million

to
CHF 187

million,

primarily

reflecting

higher

custody,

mandate
and investment fund fees.
Transaction-based

income

increased

by

CHF 61

million

to
CHF 288

million,

mainly

driven

by

higher

revenues

from

credit
card

and

foreign

exchange

transactions,

reflecting

a

gradual
increase in spending on travel and leisure by clients following the easing of COVID-19-related restrictions in certain countries.
Other income

increased by

CHF 28 million

to CHF 40

million,
mostly

driven

by

a

gain

of

CHF 26

million

from

the

sale

of
several small properties across Switzerland.
Net credit

loss releases

for the

second quarter

of 2021

were
CHF 42 million, compared with net expenses of CHF 104

million,
with

net

credit

loss

releases

primarily

related

to

stage 1

and

2
positions.

Operating expenses
Total

operating expenses increased by

CHF 20 million, or 4%,

to
CHF 581 million,

largely driven

by higher

variable compensation
and

increased

investments in

technology,

partly offset

by lower
real

estate
expenses

for

our

branch

network

following

the
branch closures

over the last twelve months.
Results: 6M21 vs 6M20
Profit

before

tax

increased

by

CHF
  26 3
million,

or

48%,

to
CHF   814
million,

reflecting
net
credit

loss

releases

compared
with net

credit loss

expenses in

the first

half of

2020, as

well as
higher income, partly offset by higher operating expenses.
Total

operating

income

increased

by

CHF
  326
million,

or
20%,

to

CHF 1,987

million,

predominantly

reflecting

net

credit
loss releases

compared with

net credit

loss expenses

in the

first
half of 2020.
Net interest

income decreased

by CHF 39

million to

CHF 950
million,

mainly

driven

by

lower

deposit

revenues,

reflecting

a
decrease

in

margins,

mostly

as

a

result

of

lower

US

dollar
interest rates.
Recurring

net

fee

income

increased

by

CHF
  40
million

to
CHF 369

million,

primarily

reflecting

higher

custody,

mandate
and investment fund fees.
Transaction -
based

income

increased

by

CHF
  36
million

to
CHF 527

million,

mainly

driven

by

higher

revenues

from

credit
card

and

foreign

exchange

transactions,

reflecting

a

gradual
increase

in

spending

on

travel

and

leisure

by

clients

following
the

easing

of

COVID-19-related

restrictions

in

certain

countries
in the second quarter of 2021.

Other income

increased by

CHF

47 million

to CHF 78

million,
mostly

driven

by

the

aforementioned

gain

of

CHF 26

million
from

the

sale

of

several small

properties,

as

well

as

a

valuation
gain of

CHF 26 million on

our equity ownership

of SIX

Group in
the first quarter of 2021.
Net

credit

loss

releases

were

CHF 64

million,

compared

with
net

expenses

of

CHF 179

million,

with

net

credit

loss

releases
primarily related to stage 1 and 2 positions.

Total

operating expenses increased by CHF 64

million, or 6%,
to CHF 1,174

million, largely

driven by

increased investments

in
technology,

as

well

as

real

estate

expenses

due

to

accelerated
depreciation

resulting

from

the

closure

of

44

branches

in

the
first

quarter

of

2021.

There

was

also

an

increase

in

variable
compensation.

Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from Year-to-date
USD million, except where indicated 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Results
Net interest income

526

513

517

3

2

1,039

1,029
Recurring net fee income
2

205

198

166

3

23

403

342
Transaction-based income
3

315

261

237

21

33

576

511
Other income

44

41

13

7

241

85

32
Income

1,089

1,013

933

7

17

2,102

1,914
Credit loss (expense) / release

46

23

(110)

95

69

(187)
Total operating income

1,135

1,037

823

9

38

2,171

1,727
Total operating expenses

636

647

586

(2)

9

1,284

1,155
Business division operating profit / (loss) before tax

498

389

238

28

110

888

572
Performance measures and other information
Average attributed equity (USD billion)
4

9.1

9.1

8.7

0

5

9.1

8.7
Return on attributed equity (%)
4

21.8

17.1

10.9

19.5

13.1
Pre-tax profit growth (%)

109.8

16.5

(39.1)

55.2

(26.4)
Cost / income ratio (%)

58.4

63.9

62.8

61.1

60.3
Net interest margin (bps)

142

137

147

140

148
Risk-weighted assets (USD billion)
4

71.7

68.4

69.2

5

4

71.7

69.2
Leverage ratio denominator (USD billion)
4,5

238.7

237.8

225.6

0

6

238.7

225.6
Business volume for Personal Banking (USD billion)

198

193

183

3

9

198

183
Net new business volume for Personal Banking (USD billion)

0.6

3.7

4.0

4.3

7.3
Net new business volume growth for Personal Banking (%)
6

1.3

7.4

9.2

4.3

8.4
Active Digital Banking clients in Personal Banking (%)
7

69.8

69.4

65.6

69.6

65.1
Active Digital Banking clients in Corporate & Institutional

Clients (%)
8

79.1

79.3

77.5

79.2

77.6
Mobile Banking log-in share in Personal Banking (%)
9

72.6

70.2

66.6

71.4

65.6
Client assets (USD billion)
10

802

769

704

4

14

802

704
Loans, gross (USD billion)

149.8

146.0

143.4

3

4

149.8

143.4
Customer deposits (USD billion)

172.6

171.9

163.9

0

5

172.6

163.9
Secured loan portfolio as a percentage of total loan portfolio, gross (%)

92.6

92.6

91.7

92.6

91.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
11

1.0

1.1

1.1

1.0

1.1
1 Comparatives may

differ as a

result of adjustments

following organizational changes,

restatements due to

the retrospective adoption

of new accounting

standards or changes

in accounting policies,

and events
after the reporting period.

2 Recurring net fee income consists of

fees for services provided on an ongoing

basis, such as portfolio management fees,

asset-based investment fund fees and custody

fees, which are
generated on client

assets, as

well as administrative

fees for accounts.

3 Transaction-based

income consists of

the non-recurring portion

of net fee

and commission income,

mainly composed of

brokerage and
transaction-based investment

fund fees,

and credit

card fees,

as well

as fees

for payment

and foreign

exchange transactions,

together with

other net

income from

financial instruments

measured at

fair value
through profit or loss.

4 Refer to the “Capital management” section of this report for more information.

5 The leverage ratio denominator calculated as

of the respective date in 2020 does not

reflect the effects
of the temporary

exemption that

applied from

25 March

2020 until

1 January

2021 and

was granted

by FINMA

in connection

with COVID-19.

Refer to

the “Regulatory

and legal

developments” section

of our
Annual Report 2020 for more information.

6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the

beginning of the period.

7 “Clients” refers to the
number of unique business relationships

operated by Personal

Banking and “active” means at

least one log-in within the

past month (log-in time stamp

is allocated to all business

relationship numbers in a digital
banking contract).

Excluded are persons

under the

age of 15,

clients who do

not have a

private account,

clients domiciled outside

Switzerland, and clients

who have defaulted

on loans or

credit facilities.

In the
second quarter of 2021, 86.7% of

clients of Personal Banking

were “activated users” of Digital

Banking (i.e., clients who

had logged into Digital Banking

at least once in the course

of their relationship with UBS).

8 “Clients” refers to

the number of

unique business relationships

or legal entities

operated by Corporate

& Institutional Clients

and “active” means

at least one

log-in within the

past month (log-in

time stamp is
allocated to all

business relationship numbers

or per legal

entity in a

digital banking contract).

Excluded are clients

that do not

have an account,

mono-product clients and

clients that have

defaulted on loans

or
credit facilities.

9 Mobile Banking app log-ins as

a percentage of total log-ins

via E-Banking and Mobile

Banking app in Personal

Banking (if a digital banking

contract is linked

to multiple business relationships,
the log-in is attributed to the business relationship with the most banking products in use).

10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only.
Net new money is not measured for Personal & Corporate Banking.

11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD million, except where indicated 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Results
Net management fees
2

588

545

449

8

31

1,133

926
Performance fees

40

92

75

(56)

(46)

133

112
Net gain from disposal of an associate

37

37
Credit loss (expense) / release

0

0

0

0

0
Total operating income

666

637

524

4

27

1,303

1,038
Total operating expenses

410

410

367

0

12

820

724
Business division operating profit / (loss) before tax

255

227

157

12

62

482

314
Performance measures and other information
Average attributed equity (USD billion)
3

2.1

2.2

1.9

(6)

12

2.2

1.8
Return on attributed equity (%)
3

49.0

40.8

33.7

44.7

34.1
Pre-tax profit growth (%)

62.0

44.7

26.7

53.4

38.1
Cost / income ratio (%)

61.7

64.4

70.0

63.0

69.7
Risk-weighted assets (USD billion)
3

7.9

8.0

5.9

(1)

33

7.9

5.9
Leverage ratio denominator (USD billion)
3,4

6.0

5.4

6.7

9

(11)

6.0

6.7
Goodwill and intangible assets (USD billion)

1.2

1.2

1.3

0

(9)

1.2

1.3
Net margin on invested assets (bps)
5

9

8

7

8

24

9

7
Gross margin on invested assets (bps)

23

23

24

1

(3)

23

24
Information by business line / asset

class
Net new money (USD billion)
Equities

(2.4)

6.4

5.1

4.0

20.1
Fixed Income

(1.3)

13.5

14.0

12.2

32.6
of which: money market

(6.7)

4.3

10.4

(2.4)

20.3
Multi-asset & Solutions

3.7

3.7

0.3

7.5

0.3
Hedge Fund Businesses

1.5

2.0

(0.6)

3.5

(2.8)
Real Estate & Private Markets

0.6

0.6

0.4

1.2

1.7
Total net new money

2.1

26.2

19.2

28.3

51.9
of which: net new money excluding money market

8.8

21.9

8.8

30.7

31.6
Invested assets (USD billion)
Equities

559

526

372

6

50

559

372
Fixed Income

280

279

287

0

(2)

280

287
of which: money market

94

101

123

(7)

(24)

94

123
Multi-asset & Solutions

187

175

141

7

32

187

141
Hedge Fund Businesses

53

50

40

5

33

53

40
Real Estate & Private Markets

95

92

88

4

8

95

88
Total invested assets

1,174

1,121

928

5

26

1,174

928
of which: passive strategies

501

469

363

7

38

501

363
Information by region
Invested assets (USD billion)
Americas

277

267

239

4

16

277

239
Asia Pacific

189

185

158

2

20

189

158
Europe, Middle East and Africa (excluding Switzerland)

320

305

223

5

44

320

223
Switzerland

388

364

309

7

25

388

309
Total invested assets

1,174

1,121

928

5

26

1,174

928
Information by channel
Invested assets (USD billion)
Third-party institutional

686

656

549

5

25

686

549
Third-party wholesale

141

133

100

6

41

141

100
UBS’s wealth management businesses

346

332

279

4

24

346

279
Total invested assets

1,174

1,121

928

5

26

1,174

928
1 Comparatives may

differ as a

result of adjustments

following organizational changes,

restatements due to

the retrospective adoption

of new accounting

standards or changes

in accounting policies,

and events
after the reporting period.

2 Net management fees include transaction fees, fund admin

istration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of
the fund services

offering), distribution

fees, incremental

fund-related expenses,

gains or losses

from seed

money and co-investme

nts, funding

costs, the

negative pass-through impact

of third-party performance
fees, and other items that are not Asset Management’s

performance fees.

3 Refer to the “Capital management” section of this report for more information.

4 The leverage ratio denominator calculated as

of the
respective date

in 2020

does not

reflect the

effects of

the temporary

exemption that

applied from

25 March

2020 until

1 January

2021 and

was granted

by FINMA

in connection

with COVID-19.

Refer to

the
“Regulatory and legal developments” section of our Annual Report 2020 for more information.

5 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.

Results: 2Q21 vs 2Q20
Profit

before

tax

increased

by

USD 98

million,

or

62%,

to
USD 255 million,

reflecting

continued growth

in invested

assets
and positive

operating leverage. This

included a

post-tax gain of
USD 37

million

related

to

the

sale

of

our

remaining

minority
investment

in

Clearstream

Fund

Centre

(previously

Fondcenter
AG) to Deutsche Börse AG.
›

Refer to the “Recent developments” section

of this report for
more information about the sale of our remaining

investment in
Clearstream Fund Centre
Operating income
Total

operating

income

increased

by

USD 142

million,

or

27%,
to

USD 666

million.

This

included

the

aforementioned

gain

of
USD 37 million.
Net management fees increased by

USD 139 million, or 31%,
to

USD 588

million,

on

a

higher

average

invested

asset

base,
reflecting

a

combination

of

a

constructive

market

backdrop,
continued

strong

net

new

money

generation,

and

positive
currency translation effects.

Performance

fees

decreased

by

USD 35

million

to

USD 40
million,

mainly

in

our

Hedge

Fund

Businesses,

partly

offset

by
higher performance fees in our Equities business.
Operating expenses
Total

operating expenses

increased

by USD 43

million, or

12%,
to

USD 410

million,

predominantly

driven

by

personnel
expenses, reflecting higher compensable revenues.
Invested assets: 2Q21 vs 1Q21
Invested assets increased

by USD 53 billion

to USD 1,174 billion,
reflecting positive market performance of USD

43 billion, foreign
currency translation effects of USD 7 billion,

and net new money
inflows of USD 2 billion.
Excluding money

market flows, net

new money inflows

were
USD 9 billion.
Results: 6M21 vs 6M20

Profit

before

tax

increased

by

USD 168

million,

or

53%,

to
USD 482

million, reflecting

continued growth

in invested

assets
and

positive

operating

leverage
.

This

included
  the
aforementioned gain of USD 37 million related

to the sale of our
remaining

minority

investment

in

Clearstream

Fund

Centre
(previously Fondcenter AG) to Deutsche Börse AG.
Total

operating

income

increased

by

USD 265

million,

or
25%,

to

USD 1,303

million.

This

included

the

aforementioned
gain of USD 37 million.
Net management fees increased by

USD 207 million, or 22%,
to

USD 1,133

million,

on

a

higher

average

invested

asset

base,
reflecting

a

combination

of

a

constructive

market

backdrop,
continued

strong

net

new

money

generation,

and

positive
currency translation effects.

Performance

fees

increased

by

USD 21

million

to

USD 133
million,

mainly

in

our

Hedge

Fund

Businesses,

partly

offset

by
lower performance fees in our Equities business.
Total

operating
expenses

increased

by

USD
  96
million,

or
13%,

to

USD

820

million,
primarily

driven

by

personnel
expenses, reflecting higher variable compensation.

Investment Bank

Investment Bank
Investment Bank
1,2
As of or for the quarter ended % change from Year-to-date
USD million, except where indicated 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Results
Advisory

300

223

93

35

223

523

292
Capital Markets

581

565

432

3

35

1,147

766
Global Banking

881

788

525

12

68

1,670

1,058
Execution Services
3

443

555

422

(20)

5

998

1,012
Derivatives & Solutions

773

1,246

948

(38)

(18)

2,020

1,932
Financing

352

(319)

452

(22)

33

916
Global Markets

1,567

1,483

1,821

6

(14)

3,051

3,859
of which: Equities

1,194

920

974

30

23

2,114

2,122
of which: Foreign Exchange, Rates and Credit

373

563

847

(34)

(56)

937

1,737
Income

2,449

2,271

2,346

8

4

4,720

4,917
Credit loss (expense) / release

21

2

(78)

992

23

(200)
Total operating income

2,470

2,273

2,268

9

9

4,743

4,718
Total operating expenses

1,802

1,862

1,656

(3)

9

3,663

3,396
Business division operating profit / (loss) before tax

668

412

612

62

9

1,080

1,321
Performance measures and other information
Pre-tax profit growth (%)

9.1

(41.9)

43.5

(18.2)

108.3
Average attributed equity (USD billion)
4

13.0

13.0

12.6

0

3

13.0

12.5
Return on attributed equity (%)
4

20.6

12.7

19.4

16.7

21.1
Cost / income ratio (%)

73.6

82.0

70.6

77.6

69.1
Risk-weighted assets (USD billion)
4

92.3

95.0

97.8

(3)

(6)

92.3

97.8
Return on risk-weighted assets, gross (%)

10.5

9.6

9.4

10.0

10.2
Leverage ratio denominator (USD billion)
4,5

324.9

329.7

303.4

(1)

7

324.9

303.4
Return on leverage ratio denominator, gross (%)
5

3.0

2.8

3.1

2.9

3.3
Goodwill and intangible assets (USD billion)

0.2

0.1

0.0

11

0.2

0.0
Average VaR (1-day, 95% confidence, 5 years of historical data)

11

11

13

5

(16)

11

13
1 Comparative figures in

this table have been restated

to reflect the new structure

of the Investment Bank, split

into Global Banking and

Global Markets. Global

Banking has two product verticals:

Capital Markets
and Advisory.

Global Markets

combines Equities

and Foreign

Exchange, Rates

and Credit

(FRC), with

three product

verticals: Execution

Services, Derivatives

& Solutions,

and Financing.

2 Comparatives

may
additionally differ as

a result of

adjustments following organizational

changes, restatements

due to the

retrospective adoption of

new accounting standards

or changes in

accounting policies, and

events after the
reporting period.

3 Execution

& Platform,

which was

disclosed in

previous periods,

has been

renamed Execution

Services.

4 Refer

to the

“Capital management”

section of

this report

for more

information.

5 The leverage

ratio denominators calculated

as of the

respective dates in

2020 do not

reflect the effects

of the temporary

exemption that applied

from 25 March

2020 until 1

January 2021

and was granted

by
FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Results: 2Q21 vs 2Q20
Profit

before
tax

increased

by

USD
  56
million,

or
9
%,

to
USD   668
million,

driven

by

higher

operating

income,

part
ly
offset by higher operating expenses.
Operating income
Total

operating income increased

by USD 202 million,

or 9%, to
USD 2,470 million,

reflecting higher

revenues in

Global Banking
and

net

credit

loss

releases,

offset

by

lower

revenues

in

Global
Markets.
Global Banking
Global Banking revenues

increased by USD 356

million, or 68%,
to

USD
  881
million,

driven

by

Advisory

and

Capital

Market
revenues, which outperformed

the global fee

pool in all

regions,
most notably in Mergers & Acquisitions.
Advisory revenues increased

by USD 207 million, or 223%,

to
USD   300
million,

due

to

higher

revenues

fro
m M&A
transactions,

compared

with

a

71%

increase

in

the

global

fee
pool.
Capital

Markets

revenues

increased

by

USD 149

million,

or
35%, to USD 581

million, primarily reflecting a

USD 131 million,
or 87%,

increase in

Equity Capital

Markets revenues,

compared
with an

increase in

the global

fee pool

of 8%,

driven by

higher
levels of Equity Capital Markets issuances,

with elevated levels of
IPO and follow-on activity.
Global Markets
Global Markets revenues decreased by USD 254 million, or 14%, to

USD
  1,567   mill
ion,

driven
by

lower

revenues

in

Foreign
Exchange, Rates

and Credit

and a

loss incurred

in our

Financing
business resulting from

the default of

a client in

the first quarter
of

2021.

This

was

partly

offset

by

higher

revenues

in

equity
derivatives and cash equities products.
Execution

Services

revenues

increased

by

USD 21

million,

or
5%,

to

USD 443

million.

Higher

cash

equities

revenues

were
partly offset

by lower

revenues from

foreign exchange

products
that are traded over electronic platforms, as spreads tightened.
Derivatives

&

Solutions

revenues

decreased

by

USD 175
million,

or

1
8
%,

to

USD
  773   million,
compared

with
  strong
revenues in the second quarter of 2020. This was partly offset by higher revenues in Equity Derivatives.

Financing revenues decreased by USD 100 million, or 22%, to
USD 352 million, driven

by an USD 87

million loss resulting

from
the exit of remaining exposures

relating to the default of

a client
of our prime brokerage business in the first quarter of 2021.
Equitie

s
Global Markets

Equities revenues

increased by

USD 220 million,
or

23%,

to

USD 1,194

million,

mostly

driven

by

increases

in
equity

derivatives

and

cash

equities products,

partly

offset

by a
decrease in Financing revenues.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues
decreased

by

USD
  474   mil
lion,

or

56%,

to

USD
  373   million,
compared

with strong

revenues in

the second

quarter of

2020.
Spread

compression

and

lower

foreign

exchange

volatility
adversely

impacted

Foreign

Exchange

revenues

in

the

second
quarter of 2021.
Credit loss expense / release
Net credit

loss releases

were USD 21

million, compared

with net
expenses

of

USD 78

million,

with

net

credit

loss

releases
primarily related to stage 1 and 2 positions.

Operating expenses
Total

operating expenses

increased

by USD 146

million, or

9%,
to

USD
  1,802
million.

The

increase

was

driven

by

foreign
currency

translation

effects,

higher

expenses

for

provisions

for
litigation,

regulat
ory
and

similar

matters
,   and restructuring
expenses.
Risk-weighted assets and leverage ratio denominator:
2Q21 vs 1Q21
Risk-weighted assets
Total

risk-weighted assets

(RWA)

decreased by

USD 3 billion,

or
3%, to USD 92 billion.
›
Refer to the “Capital management” section

of this report for
more information
Leverage ratio denominator
The

leverage

ratio

denominator

decreased

by

USD 5

billion,

or
1%,

to

USD 325

billion,

reflecting

a

USD 9

billion

decrease

in
derivative

and

securities

financing

transaction

exposures,

partly
offset by a USD 5 billion increase in on-balance sheet exposures.
›

Refer to the “Capital management” section

of this report for
more information

Investment Bank

Results: 6M21 vs 6M20
Pro
fit

before

tax

decreased

by

USD
  2 41
million,

or

18%,

to
USD   1,08 0   million, primarily
driven

by

a

loss

related

to

the
default of

a client,

reported within

Financing in

Global Markets,
and

higher

operating

expenses.

This

was

partly

offset

by
increased operating

income in Global

Banking and

Derivatives &
Solutions within Global Markets.

›

Refer to the “Group performance” section

of our first quarter
2021 report for more information about the loss

in the prime
brokerage business

Total

operating

income

increased

by

USD 25

million,

or

1%,
to

USD
  4,7 43
million,

reflecting

higher

revenues

in

Global
Banking and

net credit

loss releases,

offset by

lower revenues

in
Global Markets.
Global

Banking

revenues

increased

by

USD 612

million,

or
58%, to USD 1,670 million,

reflecting higher revenues in

Capital
Markets and

Advisory, which

outperformed the

global fee

pool,
most

notably

in

Mergers

&

Acquisitions

and

Equity

Capital
Markets.
Advisory revenues

increased

by USD 231

million, or

79%, to
USD   5 23
million,

largely
due

to

higher

revenues

from
M&A
transactions,

compared

with

a

46%

increase

in

the

global

fee
pool.
Capital

Markets

revenues

increased

by

USD 381

million,

or
50%, to USD 1,147

million, mainly reflecting a

USD 314 million,
or 123%,

increase in Equity Capital Markets revenues, compared
with

an

increase

in

the

global

fee

pool

of

111%,

driven

by
elevated levels of IPO activity.
Global

Markets

revenues

decreased

by

USD 808

million,

or
21%,

to

USD 3,051

million,

driven

by

lower

revenues

in

our
Financing

business,

partly

offset

by

higher

revenues

in

equity
derivatives and cash equities products.
Execution

Services

revenues

decreased

by

USD 14

million,

or
1%,

to

USD 998

million,

mainly

driven

by

higher

client

activity
levels in

cash equities,

more than

offset by

lower revenues

from
foreign

exchange

products

that

are

traded

over

electronic
platforms.
Derivatives & Solutions

revenues increased by

USD 88 million,
or

5%,

to

USD 2,020

million,

reflecting

a

constructive

market
environment

for

equity

derivatives

products.

This

increase

was
partly

offset

by

a

decrease

in

revenues

from

foreign

exchange,
rates

and credit

products,

reflecting strong

revenues in

the first
half of 2020.
Financing revenues decreased by USD 883 million, or 96%,

to
USD 33

million,

predominantly

due

to

an

USD 861

million

loss
on the default of a client of our prime brokerage business.
›
Refer to the “Group performance” section

of our first quarter
2021 report for more information about the loss

in the prime
brokerage business

Global

Markets

Equities

revenues

were

stable

at

USD 2,114
million.

Equity

derivatives

and

cash

equities

products

revenues
increased,

while

Financing

revenues

included

the
aforementioned loss in our prime brokerage business.

Global Markets

Foreign Exchange,

Rates and

Credit revenues
decreased

by

USD
  80 0
million,

or

46%,

to

USD
  9 37   million,
compared with strong revenues in the first half of 2020.
Net

credit

loss

releases

were USD 23

million,

compared

with
net

expenses

of

USD 200

million,

with

net

credit

loss

releases
primarily related to stage 1 and 2 positions.

Total

operating

expenses

increased

by

USD 267

million,

or
8%,

to

USD 3,663

million,

largely

driven

by

foreign

currency
translation

effects,

higher

expenses

for

provisions

for

litigation,
regulatory and similar matters, and higher personnel expenses.

Group Functions
Group Functions
1
As of or for the quarter ended % change from Year-to-date
USD million, except where indicated 30.6.21 31.3.21 30.6.20 1Q21 2Q20 30.6.21 30.6.20
Results
Total operating income

(68)

(90)

(155)

(24)

(56)

(158)

(635)
Total operating expenses

56

49

151

14

(63)

105

80
Operating profit / (loss) before tax

(124)

(139)

(305)

(11)

(59)

(263)

(715)
of which: Group Treasury

(125)

(104)

(192)

20

(35)

(229)

(323)
of which: Non-core and Legacy Portfolio

(24)

5

(69)

(66)

(19)

(289)
of which: Group Services

25

(39)

(44)

(14)

(103)
Additional information
Risk-weighted assets (USD billion)
2

29.4

28.3

30.8

4

(4)

29.4

30.8
Leverage ratio denominator (USD billion)
2,3

91.2

84.7

108.0

8

(16)

91.2

108.0
1 Comparatives may

differ as a

result of adjustments

following organizational changes,

restatements due to

the retrospective adoption

of new accounting

standards or changes

in accounting policies,

and events
after the reporting period.

2 Refer to the “Capital

management” section of this

report for more information.

3 The leverage

ratio denominator calculated

as of the respective

date in 2020 does

not reflect the
effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our
Annual Report 2020 for more information.

Results: 2Q21 vs 2Q20
Group Functions

recorded

a loss

before

tax of

USD 124 million,
compared with a loss of USD 305 million.
Group Treasury
The

Group

Treasury

result

was

negative

USD 125

million,
compared with negative USD 192 million.
This

included

income

related

to

centralized

Group

Treasury
risk

management

of

negative

USD 33

million,

compared

with
negative USD 120

million in

the second

quarter of

2020, which
included

additional

liquidity

costs

related

to

COVID-19

market
stress.
Income

from

accounting

asymmetries,

including

hedge
accounting

ineffectiveness
,
was

net

negative

US
D   84   million,
compared with net positive income of USD 48 million.
Operating

expenses

decreased

by

USD 112

million

to

USD 7
million, mainly due to

the reversal in the second

quarter of 2020
of a previously booked reduction in variable compensation.
Non-core

and Legacy Portfolio
The

Non-core

and

Legacy

Portfolio

result

was

negative

USD 24
million,

compared

with

negative

USD 69

million,

and

included
income of

USD 45 million

related

to a

legacy bankruptcy

claim.
This

was

partly

offset

by

valuation

losses

of

USD 25

million

on
our USD 1.6 billion portfolio

of auction rate securities

(ARS). Our
remaining

exposures

to ARS

were all

rated investment

grade as
of 30 June 2021.
The second quarter

of 2020 included

net credit loss

expenses
of USD 20 million.
Group Services
The Group Services result was positive USD 25 million, compared with

negative

USD

44

million
,   mainly
due

to
  a
gain

on
a
property

held for sale.
Results: 6M21 vs 6M20
Group Functions

recorded

a loss

before

tax of

USD 263 million,
compared with a loss of USD 715 million.

The

Group

Treasury

result

was

negative

USD 229

million,
compared

with negative

USD 323 million.

This included

income
related

to

centralized

Group

Treasury

risk

management

of
negative

USD

35

million,

compared

with

negative

USD
  196
million
in

the

first

half

of

2020
,
which

included
  additional
liquidity

costs

related

to

COVID-19

market

stress.

Income

from
accounting

asymmetries,

including

hedge

accounting
ineffectiveness ,
was

net

negative

USD

174

million,

compared
with

net

negative

income

of

USD

102

million.
Operating
expenses decreased by USD 4 million to USD 20 million.
The

Non
-
core

and

Legacy

Portfolio

result
was negative
USD 19

million,

compared

with

negative

USD 289

million.

This
result

was

mainly

due

to

valuation

gains

of

USD 36

million

on
our

USD 1.6

billion

portfolio

of

ARS,

compared

with

valuation
losses

of

USD

143

million

in

the

same

period

last

year
.   In
addition,

the

first

half

of

2021
included income
of

USD
  45
million

related

to

a

legacy

bankruptcy

claim.

The

first

half

of
2020

included

a

credit

loss

expense

of

USD 35

million

on

an
energy-related exposure.
The

Group

Services

result

was

negative

USD 14

million,
compared

with negative

USD 103 million,

mainly due

to a

gain
on

a

property

held

for

sale

and

lower

funding

costs

related

to
deferred tax assets.

Selected financial information of our business divisions and Group Functions

Selected financial information of our
business divisions and Group Functions
Selected financial information of our business divisions and Group Functions
1
For the quarter ended 30.6.21
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Manage-
ment
Investment
Bank
Group
Functions Total
Operating income

4,774

1,135

666

2,470

(68)

8,976
Operating expenses

3,479

636

410

1,802

56

6,384
of which: net restructuring expenses
2

43

5

6

33

2

90
Operating profit / (loss) before tax

1,294

498

255

668

(124)

2,593
For the quarter ended 31.3.21
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Manage-
ment
Investment
Bank
Group
Functions Total
Operating income

4,848

1,037

637

2,273

(90)

8,705
Operating expenses

3,439

647

410

1,862

49

6,407
Operating profit / (loss) before tax

1,409

389

227

412

(139)

2,298
For the quarter ended 30.6.20
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Manage-
ment
Investment
Bank
Group
Functions Total
Operating income

3,942

823

524

2,268

(155)

7,403
Operating expenses

3,062

586

367

1,656

151

5,821
of which: net restructuring expenses

11

4

1

5

0

21
Operating profit / (loss) before tax

880

238

157

612

(305)

1,582
1 The

“of which”

components of

operating income

and operating

expenses disclosed

in this

table are

items that

are not

recurring or

necessarily representative

of the

underlying business

performance for

the
reporting period specified.

2 Includes curtailment

gains of USD 59 million,

which represent a reduction

in the defined benefit

obligation related to the

Swiss pension plan resulting

from a decrease in

headcount
following restructuring

activities.

Risk, capital,
liquidity and
funding, and
balance sheet
Management report

Table of contents
29
Risk management and control
29
Credit risk
32
Market risk
33
Country risk
33
Operational risk
35
Capital management
36
Swiss SRB requirements and information
37
Total loss-absorbing capacity
41
Risk-weighted assets
43
Leverage ratio denominator
45
Equity attribution and return on attributed equity
46
Liquidity and funding management
46
Strategy, objectives and governance
46
Liquidity coverage ratio
46
Net stable funding ratio
47
Balance sheet and off-balance sheet
47
Strategy, objectives and governance
47
Balance sheet assets
47
Balance sheet liabilities
48
Equity
49
Off-balance sheet
50
Share information and earnings per share

Risk management and control
This

section

provides

information

about

key

developments
during

the

reporting

period

and

should

be

read

in

conjunction
with the

“Risk management

and control”

section of our

Annual
Report

2020.

While

vaccination campaigns

are

progressing

and
many economies

are recovering,

localized outbreaks,

the spread
of new

variants of

COVID-19, and

uneven vaccination

rates are
causing uncertainty around a sustainable recovery.

The related effects on

credit, market, country and

operational
risk in

the second quarter

of 2021

are reflected

in the

following
sections.
›
Refer to the “Recent developments” section

of this report for
more information about our response to COVID-19

Credit risk

Credit loss expense / release
Total net

credit loss

releases were

USD 80 million,

reflecting net
releases of USD 88 million related to

stage 1 and 2 positions and
net expenses   of   USD   8
million

related

to
credit - impaired
(stage 3) positions. The USD 88

million stage 1 and 2

net release
included

the

partial

release

of

a

post-model

adjustment

of
USD 91

million

(representing

one-third

of

the

USD 273

million
scenario-driven

model

output

effects

from

the

third

quarter

of
2020

to

the

second

quarter

of

2021),

due

to

the

continued
positive trend in macroeconomic scenario input data.
›

Refer to “Note 7 Expected credit loss measurement”

in the
“Consolidated financial statements” section

of this report for
more information about credit loss expense / release
›

Refer to “Note 1 Summary of significant accounting

policies,”
“Note 9 Financial assets at amortized cost

and other positions in
scope of expected credit loss measurement” and “Note

20
Expected credit loss measurement”

in the “Consolidated
financial statements” section of our Annual

Report 2020 for
more information about the scenario updates

Credit loss (expense) / release
USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the quarter ended 30.6.21
Stages 1 and 2

13

51

0

24

(1)

88
Stage 3

0

(5)

0

(3)

0

(8)
Total credit loss (expense) / release

14

46

0

21

(1)

80
For the quarter ended 31.3.21
Stages 1 and 2

4

16

0

5

0

26
Stage 3

(2)

8

0

(4)

0

3
Total credit loss (expense) / release

3

23

0

2

0

28

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Overall banking products exposures
Overall

banking

products

exposure

increased

by USD 13

billion,
to USD 650 billion as of 30 June 2021.
The

credit-impaired

gross

exposure

decreased

marginally

by
USD 135

million to

USD 3,318 million

,

mainly in

Global Wealth
Management.
In

Personal

&

Corporate

Banking,

loans

and

advances

to
customers

increased

by

USD 3.8

billion,

mainly

driven

by

the
effects of the US dollar

depreciating against the Swiss franc

on a
mostly

Swiss

franc
-
denominated

portfolio
.   In
Global

Wealth
Management, the USD 8.7 billion increase in loans

and advances
to

customers

was

mainly driven

by

higher

volumes

of

Lombard
loans

and

mortgages

on

residential

real

estate

in

the

US

and
Switzerland.
In

t
he

Investment

Bank,

loans

and

advances

to
customers increased

by USD 1.0 billion.
In

aggregate, exposure

related to

traded

products decreased
by

USD 2.5

billion

during

the

second

quarter

of

2021,

mainly
due

to
lower
levels

of

market

volatility

impacting

existing
portfolios in the Investment Bank.

Committed credit facilities
We did

not observe

an increase

in drawing

of committed

credit
facilities

by

clients

in

the

second

quarter

of

2021.

We

manage
our

credit

risk

on

the

aggregate

of

drawn

and

committed
undrawn

credit

facilities

and

model

full

drawing

of

committed
facilities in our stress testing framework.

Loan underwriting
In

the

Investment

Bank,

new

loan

underwriting

activity

and
distributions

continued

to

be

robust

during

the

second

quarter
of

2021.

As

of
30   June   2021
,

mandated

loan

underwriting
commitments

totaled
USD   3.6
billion

on

a

notional

basis
(compared

with

USD 4.5

billion

as

of

31 March

2021).

As

of
30 June 2021, USD 0.9 billion of commitments had

not yet been
distributed as originally planned.
Loan

underwriting

exposures

are

held

for

trading,

with

fair
values reflecting the market conditions at

the end of the quarter.
Credit

hedges

are

in

place

to

help

protect

against

fair

value
movements in the portfolio.
Swiss mortgage portfolio
Of our USD 163

billion total Swiss real

estate portfolio, USD 148
billion   relate
d

to
residential

real

estate
, USD   6
billion

to
commercial

retail

and

office

real

estate,

and

USD 8

billion

to
industrial and other real estate.
The residential portfolio consists of

USD 123 billion for single-
family houses

and apartments

(average loan-to-value

(LTV) ratio
of 53%)

and USD 25

billion in residential

income-producing real
estate

(average

LTV

of

52%).

We

are

also

carefully

monitoring
the

level

of

risk

in

our

Swiss

commercial

retail

and

office

real
estate

portfolio

(average

LTV

of

46%)

and

its

resilience

to

the
economic impact of COVID-19.

›

Refer to the “Risk management and control”

section of our
Annual Report 2020 for more information about

our Swiss
mortgage portfolio
Exposure to the Swiss economy and Swiss corporates
Within

Personal

&

Corporate

Banking,

certain

industry

sectors
continue

to

exhibit

higher

risk

due

to

COVID-19

and

the
associated

containment

measures
. Industries with a negative
outlook

include

tourism

and

media
,
as

well

as
,
to

a

lesser
degree ,
culture,

sports

and

education.
Our   exposure to   the
tourism
sector

(including

hotels,

restaurants

and

transport)
total ed   USD   2 . 0   billion
as

of
30   June   20 2 1
,

with
  hotel s
accounting

for
  USD   1.0   billion   of this   exposure.
Our

other
exposures

included

USD 1.0

billion

to

the

culture,

sports

and
education sector,

and USD 0.1 billion

to the media

sector.

Apart
from

a

few

large

counterparties,

our

exposure
s   within the se
sectors are highly diversified across Switzerland.

Banking and traded products exposure in our business divisions and Group Functions
30.6.21
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group

Functions Total
Banking products
1
Gross exposure

315,902

219,372

3,329

60,923

50,531

650,057
of which: loans and advances to customers (on-balance sheet)

223,082

149,806

1

13,809

4,378

391,076
of which: guarantees and loan commitments (off-balance sheet)

10,382

26,984

0

15,053

2,789

55,208
Traded products
2,3
Gross exposure

11,516

732

0

41,762

54,009
of which: over-the-counter derivatives

8,435

706

0

12,506

21,647
of which: securities financing transactions

0

0

0

22,198

22,198
of which: exchange-traded derivatives

3,081

25

0

7,058

10,164
Other credit lines, gross
4

11,269

24,350

0

3,147

30

38,796
Total credit-impaired exposure, gross (stage 3)

1,002

1,875

0

441

0

3,318
Total allowances and provisions for expected credit losses (stages 1 to 3)

288

734

1

266

4

1,294
of which: stage 1

92

117

0

64

4

277
of which: stage 2

46

149

0

38

0

233
of which: stage 3 (allowances and provisions for credit-impaired exposures)

150

469

1

164

0

784
31.3.21
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group
Functions Total
Banking products
1
Gross exposure

312,061

216,848

3,033

58,459

46,637

637,037
of which: loans and advances to customers (on-balance sheet)

214,417

146,027

1

12,799

4,547

377,791
of which: guarantees and loan commitments (off-balance sheet)

9,787

26,969

0

15,747

3,128

55,630
Traded products
2,3
Gross exposure

11,746

812

0

43,944

56,502
of which: over-the-counter derivatives

8,956

795

0

14,413

24,164
of which: securities financing transactions

0

0

0

21,273

21,273
of which: exchange-traded derivatives

2,790

17

0

8,258

11,065
Other credit lines, gross
4

11,322

23,925

0

4,148

29

39,424
Total credit-impaired exposure, gross (stage 3)

1,105

1,899

0

443

7

3,453
Total allowances and provisions for expected credit losses (stages 1 to 3)

304

769

1

295

9

1,378
of which: stage 1

99

125

0

74

3

301
of which: stage 2

51

186

0

53

0

290
of which: stage 3 (allowances and provisions for credit-impaired exposures)

153

458

1

169

6

787
1 IFRS 9 gross exposure including other

financial assets at amortized cost, but

excluding cash, receivables from securities

financing transactions, cash

collateral receivables on derivative

instruments, financial assets
at FVOCI,

irrevocable committed

prolongation of

existing loans

and unconditionally

revocable committed

credit lines,

and forward

starting reverse

repurchase and

securities borrowing

agreements.

2 Internal
management view of credit risk, which differs

in certain respects from IFRS.

3 As counterparty risk for

traded products is managed at counterparty

level, no further split between exposures

in the Investment Bank
and Group Functions is provided.

4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
Global Wealth Management Personal & Corporate Banking
USD million 30.6.21 31.3.21 30.6.21 31.3.21
Secured by residential property

61,895

59,114

108,167

105,205
Secured by commercial / industrial property
1

3,483

3,243

19,042

18,694
Secured by cash

22,358

22,155

2,625

2,594
Secured by securities

117,802

112,359

1,899

1,783
Secured by guarantees and other collateral

15,266

15,564

7,017

7,011
Unsecured loans and advances to customers

2,277

1,980

11,056

10,739
Total loans and advances to customers, gross

223,082

214,417

149,806

146,027
Allowances

(173)

(186)

(601)

(616)
Total loans and advances to customers, net of allowances

222,908

214,231

149,205

145,411
1 Includes exposures with mixed collateral as security, where the primary purpose of the loan is not to finance a specific property.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Market risk
We

continued to

maintain

generally

low

levels

of

management
value-at-risk

(VaR).

Average

management

VaR

(1-day,

95%
confidence

level)

was unchanged,

at

USD 12 million,

compared
with the first quarter of 2021.
There

were

two

new

Group

VaR

negative

backtesting
exceptions

at

the

beginning

of

the

second

quarter

of

2021,
bringing

the

total

number

of

negative

backtesting

exceptions
within

the

most

recent

250
- business -
day

window

to

3
.   The
Swiss

Financial

Market

Supervisory

Authority

(
FINMA )   VaR
multiplier

derived

from

backtesting

exceptions

for

market

risk
risk-weighted

assets

remained

unchanged

compared

with

the
prior quarter, at 3.0.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and
Group Functions by general market risk type
1
Average by risk type
USD million Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

3

32

10

11

9

8

6

3

3
Group Functions

5

8

6

6

0

4

4

1

0
Diversification effect
2,3

(6)

(6)

0

(5)

(5)

(1)

0
Total as of 30.6.21

4

32

10

12

9

9

7

3

3
Total as of 31.3.21

4

36

36

12

8

9

8

3

3
1 Statistics at individual levels may

not be summed to deduce the

corresponding aggregate figures. The

minima and maxima for each level

may occur on different days,

and, likewise, the

VaR for each business

line
or risk type, being

driven by the extreme loss

tail of the corresponding distribution

of simulated profits and

losses for that business

line or risk type,

may well be driven by

different days in the

historical time series,
rendering invalid the

simple summation of

figures to arrive

at the aggregate

total.

2 The difference

between the sum

of the standalone

VaR for

the business divisions

and Group Functions

and the VaR

for the
Group as a whole.

3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

As of

30 June

2021,

the interest

rate

sensitivity of

our banking
book

to

a

+1-basis-point

parallel

shift

in

yield

curves

was
negative

USD 31.3

million,

compared

with

negative

USD 31.4
million
as

of
31   March 202 1 .
The

reported

interest

rate
sensitivity excludes AT1 capital instruments, as per FINMA Pillar 3 disclosure requirements

,

with a sensitivity

of USD 5.3 million

per
basis

point,

and

our

equity,

goodwill

and

real

estate,

with

a
modeled sensitivity of USD 22.2 million

per basis point, of

which
USD 5.5

million

and

USD 15.9

million

are

attributable

to

the
Swiss franc and the US dollar portfolios, respectively.

The most adverse of the six

FINMA interest rate scenarios was
the

“Parallel

up”

scenario,

which

resulted

in

a

change

in

the
economic

value

of

equity

of
negative USD   6
.3

billion,

representing

a

pro

forma

reduction

of

10.7%

of

tier 1

capital,
which is

well below

the regulatory

outlier test

of 15%

of tier 1
capital.

The

immediate

effect

of

the

“Parallel

up”

scenario

on
tier 1 capital as of 30 June 2021 would have been a reduction of
1.8%,

or

USD 1.0

billion,

arising

from

the

part

of

our

banking
book

that

is

measured

at

fair

value

through

profit

or

loss

and
from

the

financial

assets

measured

at

fair

value

through

other
comprehensive

income.

This

scenario

would,

however,

have

a
positive effect on net interest income.
›

Refer to “Interest rate risk in the banking book”

in the “Market
risk” section of our Annual Report 2020 for

more information
about the management of interest rate risk in

the banking book
›
Refer to “Sensitivity to interest rate movements”

in the “Group
performance” section of this report for more information

about
the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management

and
Personal & Corporate Banking

Interest rate risk – banking book
USD million +1 bp Parallel up
1
Parallel down
1
Steepener
2
Flattener
3
Short-term up
4
Short-term down
5
CHF

(5.2)

(737.1)

828.6

(338.8)

195.6

(99.1)

103.6
EUR

(1.3)

(245.7)

282.7

(56.8)

16.8

(58.2)

61.8
GBP

0.1

28.7

(26.8)

(23.3)

28.3

38.3

(30.2)
USD

(24.6)

(5,256.2)

4,486.4

(1,076.9)

(170.4)

(2,059.8)

2,314.5
Other

(0.4)

(97.6)

(43.7)

(2.4)

(40.4)

(69.4)

(26.3)
Total effect on economic value of equity as per Pillar 3 requirement as of 30.6.21

(31.3)

(6,307.9)

5,527.2

(1,498.3)

29.9

(2,248.3)

2,423.5
Additional tier 1 (AT1) capital instruments

5.3

1,011.2

(1,104.3)

20.0

201.6

600.3

(626.0)
Total including AT1 capital instruments as of 30.6.21

(26.0)

(5,296.8)

4,423.0

(1,478.3)

231.4

(1,648.0)

1,797.4
Total effect on economic value of equity as per Pillar 3 requirement as of 31.3.21

(31.4)

(6,179.0)

5,607.0

(1,616.6)

204.5

(2,129.3)

2,304.7
Total including AT1 capital instruments as of 31.3.21

(26.2)

(5,183.2)

4,518.4

(1,594.4)

399.3

(1,542.0)

1,692.1
1 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

2 Short-term rates

decrease and long-term

rates increase.

3 Short-term rates
increase and long-term rates decrease.

4 Short-term rates increase more than long-term rates.

5 Short-term rates decrease more than long-term rates.

Country risk

The

COVID
- 1 9   pandemic ,
and

its

impact

on

growth,
employment,

debt

dynamics

and

supply

chains,
remains   an
important

driver

of

country

risk,

and

we

expect

this

to

be

the
case for at least the near future.

While

vaccination

campaigns

are

progressing

and

many
economies

are

recovering,

localized

outbreaks,

the

spread

of
new

variants

of

COVID-19,

and

uneven

vaccination

rates

are
causing uncertainty around a sustainable recovery.

Concerns have

grown about

a resurgence

in global

inflation,
but key

central banks

expect recent

price spikes

(such as

in the
US

and

the

Eurozone)

to

be
  transitory .
We

expect
measures
taken

by

governments

and

central

banks

that

are

intended

to
support their economies to give rise to increased sovereign risk.
We remain

watchful of

developments in

Europe and

political
changes

in

a

number

of

countries.

Our

direct

exposure

to
peripheral

European

countries

is

limited,

although

we

have
significant

country

risk

exposure

to

the

major

European
economies, including the UK, Germany and France.
We

continue

to

monitor

potential

trade

policy

disputes,

as
well

as

economic

and

political

developments,

notably

in

Hong
Kong.
A number of

emerging markets are

facing economic, political
and

market

pressures,

particularly

in

light

of

challenges

related
to

the

COVID-19

pandemic.

Our

exposure

to

emerging

market
countries is well diversified.
›

Refer to the “Risk management and control”

section of our
Annual Report 2020 for more information

Exposures to Eurozone countries rated lower than AAA / Aaa by at least one major rating agency

USD million 30.6.21 31.3.21
Banking products, gross
1
Traded products
Trading
inventory
Total Total
Before
hedges
Net of
hedges
Before
hedges
Net of
hedges
Net long
per issuer
Net of
hedges
Net of
hedges
France

1,473

1,470

1,725

1,599

4,526

7,724

7,595

8,507

8,381
Austria

198

197

298

298

746

1,242

1,241

1,097

1,096
Italy

834

798

295

295

49

1,178

1,142

1,513

1,475
Monaco
2

1,040

1,040

21

21

12

1,073

1,073

899

898
Ireland

516

487

46

46

152

714

685

712

684
Spain

415

322

112

112

204

731

638

758

664
Belgium

145

145

160

160

28

333

333

401

401
Finland

6

6

67

67

151

224

224

305

305
Portugal

43

43

9

9

10

62

62

51

51
Cyprus

28

13

0

0

20

48

33

46

21
Other
3

18

13

20

20

20

58

53

39

36
Total

4,716

4,533

2,753

2,626

5,919

13,388

13,079

14,328

14,013
1 Before deduction

of IFRS 9

ECL allowances

and provisions.

2 Internally rated

below AAA /

Aaa equivalent. Monaco

is not rated

by any major

rating agency.

3 Represents aggregate

exposures to

Andorra,
Estonia, Greece, Latvia, Lithuania, Malta, Montenegro, San Marino,

Slovakia and Slovenia.

Operational risk
Operational

resilience,

conduct

and

financial

crime

remain

the
key

non-financial risk

themes for

UBS and

the financial

services
industry. Operational resilience

also continues

to be a

focus area
for

regulators

globally,

with

a

particular

emphasis

on

measures
taken to respond to the ongoing COVID-19 pandemic.
Our

global

program

to

enhance

our

current

operational
resilience

capabilities

is

in

progress
and
includes

addressing
continuously developing regulatory requirements in this regard.
The

existing

resilience

built

into

our

operations

and

the
effectiveness

of

our

business

continuity

management

and
operational

risk

procedures

(including

those

which

apply

to
third-party

service

providers)

have

been

critical

in

handling

the
ongoing

COVID-19 pandemic

and

have enabled

us to

continue
to

serve

our

clients

without

material

impact.

We

have
maintained

stable

operations

while

complying

with
governmental

requirements

regarding

containment

that

have
been imposed in many

of our principal locations,

and we remain
focused

on

the

safety

and

well-being

of

our

staff,

with

a
particular

focus

on

countries

severely

impacted

by

COVID-19
outbreaks.
›

Refer to the “Recent developments” section

of this report for
more information
Increases

in

the

sophistication

of

cyberattacks

and

related
frauds are

being seen

worldwide. To

date, our

security controls,
regular communications to

help employees to

stay alert to

cyber
threats

while

working

remotely,

and

enhanced

monitoring

of
cyber

threats

have

been

effective,

with

cybersecurity

incidents
that occurred during the second

quarter of 2021 not having had
any significant residual risk impact.

UBS

maintains

its

focus

on

innovation

and

digitalization

to
create

value

for

our

clients.

As

part

of
the

resulting

transformation,

we

focus

on

timely

changes

to

frameworks,
including

consideration

of

new

or

revised

controls,

working
practices and oversight, with the

aim of mitigating any new

risks
introduced.

Achieving

fair

outcomes

for

our

clients,

upholding

market
integrity

and

cultivating

the

highest

standards

of

employee
conduct

are

of

critical

importance

to

the

firm.

As

such,
management

of

conduct

risks

is

an

integral

part

of

our

risk
framework. We

continue to

focus on

effectively embedding

the
conduct

risk

framework

across

our

activities,

enhancing
management

information,

and

maintaining

momentum

on
fostering a strong culture.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Remote

working

arrangements

can

also

lead

to

increased
conduct

risk,

inherent

risk

of

fraudulent

activities,

potential
increases in the number of suspicious transactions, and increased information

security

risks

(in

particular

regarding

client
identifying

data

and

unpublished

price-sensitive

information).
Our

increased

monitoring

and

supervision

remain

in

place

for
remote

working,

including

programs

to

educate

clients

and
employees

on fraud

risk, where

our protocols

for interaction

to
mitigate this

risk have

been updated.

We are

staying abreast

of
emerging trends

in order

to deploy

further mitigating

activity as
necessary.
In

addition

to

the effects

of

COVID-19,

financial

crime (e.g.,
money laundering, terrorist financing, sanctions violations, fraud, bribery

and

corruption)

continues

to

present

a

major

risk,

as
technological innovation

and geopolitical

developments increase
the

complexity

of

doing

business

and

heightened

regulatory
attention continues.
An

effective

financial

crime

prevention

program

remains
essential

for

UBS.

Money

laundering

and

financial

fraud
techniques

are

becoming

increasingly

sophisticated,

while
geopolitical

volatility

makes

the

sanctions

landscape

more
complex,

and

new

risks

emerge,

such

as

virtual

currencies

and
related activities or investments.
The Office of

the Comptroller of

the Currency issued

a Cease
and Desist Order against

the firm in May

2018 related to our

US
branch

know-your-customer

(KYC)

and

anti-money-laundering
(AML) programs.

In response, we

initiated an

extensive program
for

the

purpose

of

ensuring

sustainable

remediation

of

US-
relevant

Bank

Secrecy

Act

/

AML

issues

across

all

US

legal
entities.

We

introduced

significant

improvements

to

the
framework in

2019 and

2020, and are

continuing to implement
these

improvements,

which

we

believe

will

yield

the

planned
enhancements to our AML controls.

We

continue

to

focus

on

strategic

enhancements

for

AML

/
KYC

and

sanctions

programs

on

a

global

scale

to

cope

with
evolving

risk

profiles

and

regulatory

expectations,

including

the
exploration

of

new

technologies

and

more

sophisticated

rules-
based

monitoring,

using

self-learning

systems

to

identify
potentially suspicious transactions and behavior.

Capital management
The disclosures in this section are provided for UBS Group AG on a consolidated

basis and

focus on

key developments

during the
reporting period and information

in accordance with the

Basel III
framework,

as

applicable

to

Swiss

systemically

relevant

banks
(SRBs).

They

should

be

read

in

conjunction

with

“Capital
management”
in

the

“Capital,

liquidity

and

funding,

and
balance

sheet”

section

of

our

Annual

Report
2020
,

which
provides

more

information

about

our

capital

management
objectives, planning

and activities, as

well as

the Swiss SRB

total
loss-absorbing capacity framework.
Additional

regulatory

disclosures

for

UBS

Group

AG

on

a
consolidated

basis will

be provided

in our

30 June 2021

Pillar 3
report. The Pillar 3 report will also include information relating to our

significant

regulated

subsidiaries

and

sub-groups

(UBS AG
standalone,

UBS Switzerland AG

standalone,

UBS Europe SE
consolidated

and UBS Americas Holding

LLC consolidated)

as of
30 June 2021

and will

be available

as of

20 August 2021

under
“Pillar 3 disclosures” at
ubs.com/investors
.

Capital

and

other

regulatory

information

for

UBS AG
consolidated

in

accordance

with

the

Basel III

framework,

as
applicable to Swiss

SRBs, will be

provided in the

UBS AG second
quarter

2021 report,

which will

be available

as of

23 July 2021
under “Quarterly reporting” at

ubs.com/investors.
UBS

Group

AG

is

a

holding

company

and

conducts
substantia
lly

all
of

its
operations

through

UBS

AG

and
subsidiaries

thereof.

UBS Group AG

and

UBS AG

have
contributed

a

significant

portion

of

their

respective

capital

to,
and

provide

substantial

liquidity

to,

such

subsidiaries.

Many

of
these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB requirements and information
We are

subject to

the going

and gone

concern requirements

of
the

Swiss

Capital

Adequacy

Ordinance

(the

CAO)

that

include
the

too-big-to-fail

provisions

applicable

to

Swiss

SRBs.
Information

about

the Swiss

SRB capital

framework, and

about
Swiss

SRB

going

and

gone

concern

requirements,

is

provided
under
“Capital

management”

in

the

“Capital,

liquidity

and
funding, and balance sheet” section of our Annual Report 2020
.

The

aforementioned

requirements

are

also

applicable

to
UBS
AG

consolidated.

UBS
  Switzerland   AG
and

UBS

AG

ar
e
subject

to

going

and

gone

concern

requirements

on

a
standalone basis, as

detailed in our

30 June 2021 Pillar 3

report,
which

will

be

available

as

of

20 August

2021

under

“Pillar 3
disclosures” at
ubs.com/investors.

The table below provides the risk-weighted assets

(RWA)- and
leverage

ratio

denominator

(LRD)-based

requirements

and
information as of 30 June 2021.

Swiss SRB going and gone concern requirements and information
As of 30.6.21 RWA LRD
USD million, except where indicated in % in %
Required going concern capital
Total going concern capital

13.96
1

40,943

4.88
1

50,697
Common equity tier 1 capital

9.66

28,332

3.38
2

35,098
of which: minimum capital

4.50

13,197

1.50

15,599
of which: buffer capital

5.14

15,074

1.88

19,499
of which: countercyclical buffer

0.02

61
Maximum additional tier 1 capital

4.30

12,611

1.50

15,599
of which: additional tier 1 capital

3.50

10,265

1.50

15,599
of which: additional tier 1 buffer capital

0.80

2,346
Eligible going concern capital
Total going concern capital

20.18

59,188

5.69

59,188
Common equity tier 1 capital

14.52

42,583

4.09

42,583
Total loss-absorbing additional tier 1 capital

5.66

16,605

1.60

16,605
of which: high-trigger loss-absorbing additional tier 1 capital
3

4.81

14,096

1.36

14,096
of which: low-trigger loss-absorbing additional tier 1 capital

0.86

2,509

0.24
2,509
Required gone concern capital
Total gone concern loss-absorbing capacity
4

10.60

31,101

3.76

39,092
of which: base requirement
5

12.86

37,715

4.50

46,797
of which: additional requirement for market share and LRD

1.08

3,167

0.38

3,900
of which: applicable reduction on requirements

(3.34)

(9,782)

(1.12)

(11,605)
of which: rebate granted (equivalent to 47.5% of maximum rebate)
6

(2.54)

(7,439)

(0.89)

(9,262)
of which: reduction for usage of low-trigger tier 2 capital instruments

(0.80)

(2,343)

(0.23)

(2,343)
Eligible gone concern capital
Total gone concern loss-absorbing capacity

15.38

45,110

4.34

45,110
Total tier 2 capital

1.78

5,232

0.50

5,232
of which: low-trigger loss-absorbing tier 2 capital

1.60

4,686

0.45

4,686
of which: non-Basel III-compliant tier 2 capital

0.19

547

0.05

547
TLAC-eligible senior unsecured debt

13.60

39,878

3.83

39,878
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.57

72,044

8.63

89,789
Eligible total loss-absorbing capacity

35.56

104,298

10.03

104,298
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

293,277
Leverage ratio denominator

1,039,939
1 Includes applicable add-ons

of 1.08% for RWA

and 0.375% for LRD.

2 Our minimum CET1 leverage

ratio requirement of 3.375%

consists of a 1.5%

base requirement, a 1.5%

base buffer capital requirement,
a 0.25% LRD add-on requirement and a 0.125% market

share add-on requirement based on our Swiss

credit business.

3 Includes outstanding low-trigger loss-absorbing additional tier 1

(AT1) capital instruments,
which are available under

the Swiss SRB framework

to meet the going concern

requirements until their first

call date. As of

their first call date,

these instruments are eligible to

meet the gone concern requirements.

4 A maximum of

25% of the gone

concern requirements can be met

with instruments that

have a remaining maturity

of between one

and two years.

Once at least 75%

of the minimum gone

concern requirement
has been met with instruments that have a remaining

maturity of greater than two years, all

instruments that have a remaining maturity of between

one and two years remain eligible to be included

in the total gone
concern capital.

5 The gone concern

requirement after the application

of the rebate for resolvability

measures and the reduction

for the use of higher

quality capital instruments is

floored at 8.6% and 3%

for the
RWA-

and LRD-based requirements,

respectively. This

means that the

combined reduction may

not exceed 5.34

percentage points for

the RWA-based

requirement of 13.94%

and 1.875 percentage

points for the
LRD-based requirement of

4.875%.

6 Based on

the actions we

completed up to

December 2020 to

improve resolvability,

FINMA granted an

increase of rebate

on the gone

concern requirement

from 47.5% to
55.0% of the maximum rebate, effective from 1 July 2021.

Total loss-absorbing capacity
The table below provides

Swiss SRB going and

gone concern information based on

the Swiss SRB framework

and requirements that
are discussed under

“Capital management” in the

“Capital, liquidity and funding,

and balance sheet” section

of our Annual Report
2020.

Swiss SRB going and gone concern information
USD million, except where indicated 30.6.21 31.3.21 31.12.20
Eligible going concern capital
Total going concern capital

59,188

56,288

56,178
Total tier 1 capital

59,188

56,288

56,178
Common equity tier 1 capital

42,583

40,426

39,890
Total loss-absorbing additional tier 1 capital

16,605

15,862

16,288
of which: high-trigger loss-absorbing additional tier 1 capital

14,096

13,361

13,711
of which: low-trigger loss-absorbing additional tier 1 capital

2,509

2,501

2,577
Eligible gone concern capital
Total gone concern loss-absorbing capacity

45,110

44,381

45,545
Total tier 2 capital

5,232

5,253

7,744
of which: low-trigger loss-absorbing tier 2 capital

4,686

4,709

7,201
of which: non-Basel III-compliant tier 2 capital

547

544

543
TLAC-eligible senior unsecured debt

39,878

39,129

37,801
Total loss-absorbing capacity
Total loss-absorbing capacity

104,298

100,669

101,722
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

293,277

287,828

289,101
Leverage ratio denominator

1,039,939

1,038,225

1,037,150
1
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

20.2

19.6

19.4
of which: common equity tier 1 capital ratio

14.5

14.0

13.8
Gone concern loss-absorbing capacity ratio

15.4

15.4

15.8
Total loss-absorbing capacity ratio

35.6

35.0

35.2
Leverage ratios (%)
1
Going concern leverage ratio

5.7

5.4

5.4
of which: common equity tier 1 leverage ratio

4.09

3.89

3.85
Gone concern leverage ratio

4.3

4.3

4.4
Total loss-absorbing capacity leverage ratio

10.0

9.7

9.8
1 The leverage ratio denominator

(LRD) and leverage ratios for

31 December 2020 do not

reflect the effects of the temporary

exemption that applied from 25

March 2020 until 1 January

2021 and was granted

by
FINMA in connection

with COVID-19.

Refer to the

“Regulatory and legal

developments” section

and to

“Application

of the temporary

COVID-19-related FINMA

exemption of central

bank sight deposits”

in the
“Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under “Annual reporting” at ubs.com/investors, for more information.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity and movement

Our

total

loss-absorbing

capacity

(TLAC)

increased

by

USD 3.6
billion to USD 104.3 billion in the second quarter of 2021.
Going concern capital and movement
During

the

second

quarter

of

2021,

our

going

concern

capital
increased

by

USD 2.9

billion

to

USD 59.2

billion.

Our

common
equity

tier

1

(
CET1)

capital

increased

by

USD
  2. 2
billion

to
USD 42.6 billion, mainly

reflecting operating profit

before tax

of
USD 2.6

billion,

a

USD 0.4

billion

lower

deduction

of

goodwill
resulting

from

the sale

of

our remaining

minority investment

in
Clearstream

Fund

Centre,

positive

foreign

currency

translation
effects
of

USD

0.3

billion

and

USD

0.2

billion

higher
eligible
deferred

tax

assets

on

temporary

differences,

partly

offset

by
compensation -
and

own

share
-
related

capital

components

of
USD
0.4

billion,
current

tax

expen
ses

of

USD

0.4

billion
  and
accruals

for

capital

returns

to

shareholders

of

USD 0.3

billion.
Our

share

repurchases

in

the

second

quarter

of

2021

did

not
affect

our

CET1

capital

position,

as

there

was

an

equivalent
reduction in the capital reserve for potential share repurchases.
Our additional tier 1 (AT1) capital increased

by USD 0.7 billion
to

USD 16.6

billion,

mainly

reflecting

the

issuance

of

an

AT1
instrument

with

a

nominal

value

of

USD 750

million.

On 6

July
2021 ,
we

announced

that

we

will

redeem

an

AT1

capital
instrument

on

10
  August 2021
(ISIN

CH0331455318

with
a
nominal amount

of USD 1.1

billion, issued

on 10 August

2016).
This

instrument

remained

eligible

as

AT1

capital

as

of

30 June
2021.
Gone concern loss-absorbing capacity and movement
Our

total

gone

concern

loss-absorbing

capacity

increased

by
USD   0. 7
billion

to

USD
  4 5 . 1
billion,

mainly
reflecting   the
issuance

of

USD 265

million

of

TLAC-eligible

senior

unsecured
debt,

as well as effects from interest rate risk hedges and foreign currency translation.

›

Refer to “Bondholder information” at

ubs.com/investors
for
more information about the eligibility of capital

and senior
unsecured debt instruments and about key features

and terms
and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our

CET1

capital

ratio

increased

0.5

percentage

points

to
14.5%, reflecting

an increase

in CET1 capital

of USD 2.2 billion,
partly offset by a USD 5.4 billion increase in RWA.

Our

CET1

leverage

ratio

increased

from

3.89%

to

4.09%,
due to the aforementioned increase

in CET1 capital, partly offset
by a USD 2 billion increase in LRD.
Our gone

concern loss-absorbing

capacity ratio

was stable

at
15.4%,

as

the

aforementioned

increase

in

gone

concern

loss-
absorbing capacity was offset

by the aforementioned increase of
RWA.

Our gone

concern leverage

ratio

was stable

at

4.3%, as

the
aforementioned

increase

in

gone

concern

loss-absorbing
capacity was offset by the aforementioned increase of LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million 30.6.21 31.3.21 31.12.20
Total IFRS equity

59,050

58,333

59,765
Equity attributable to non-controlling interests

(284)

(307)

(319)
Defined benefit plans, net of tax

(144)

(104)

(41)
Deferred tax assets recognized for tax loss carry-forwards

(5,183)

(5,582)

(5,617)
Deferred tax assets on temporary differences, excess over threshold

(5)
Goodwill, net of tax
1

(5,883)

(6,243)

(6,319)
Intangible assets, net of tax

(200)

(265)

(296)
Compensation-related components (not recognized in net

profit)

(1,680)

(1,420)

(1,349)
Expected losses on advanced internal ratings-based portfolio less provisions

(463)

(342)

(330)
Unrealized (gains) / losses from cash flow hedges, net of tax

(1,365)

(1,138)

(2,321)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date

279

401

382
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date

(50)

(48)

(45)
Unrealized gains related to debt instruments at fair value through

OCI, net of tax

(89)

(96)

(152)
Prudential valuation adjustments

(146)

(152)

(150)
Accruals for dividends to shareholders for 2020

(1,314)

(1,314)
Capital reserve for potential share repurchases

(587)

(949)

(2,000)
Other
2

(670)

(349)

0
Total common equity tier 1 capital

42,583

40,426

39,890
1 Includes goodwill related to significant investments in financial institutions of USD 21 million as of 30 June 2021 (31 March 2021: USD 388 million; 31 December 2020: USD 413 million) presented on the balance
sheet line Investments in associates.

2 Includes accruals for dividends to shareholders for the current year and other items.

Swiss SRB total loss-absorbing capacity movement
USD million
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.3.21

40,426
Operating profit before tax

2,593
Current tax (expense) / benefit

(362)
Foreign currency translation effects

259
Share repurchase program
1

(361)
Capital reserve for potential share repurchases

361
Compensation-

and own share-related capital components

(373)
Other
2

40
Common equity tier 1 capital as of 30.6.21

42,583
Loss-absorbing additional tier 1 capital as of 31.3.21

15,862
Issuance of a high-trigger loss-absorbing additional tier

1 capital instrument

750
Interest rate risk hedge, foreign currency translation and other effects

(7)
Loss-absorbing additional tier 1 capital as of 30.6.21

16,605
Total going concern capital as of 31.3.21

56,288
Total going concern capital as of 30.6.21

59,188
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.21

5,253
Interest rate risk hedge, foreign currency translation and other effects

(20)
Tier 2 capital as of 30.6.21

5,232
TLAC-eligible senior unsecured debt as of 31.3.21

39,129
Issuance of TLAC-eligible senior unsecured debt instruments

265
Interest rate risk hedge, foreign currency translation and other effects

484
TLAC-eligible senior unsecured debt as of 30.6.21

39,878
Total gone concern loss-absorbing capacity as of 31.3.21

44,381
Total gone concern loss-absorbing capacity as of 30.6.21

45,110
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.21

100,669
Total loss-absorbing capacity as of 30.6.21

104,298
1 Includes share purchases

of USD 300 million

after the publication of

our first quarter 2021

report (from 28 April

2021 to 30 June

2021).

2 Includes movements related

to accruals for dividends

for the current
year and other items.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Additional information
Sensitivity to currency movements

Risk-weighted

assets
We

estimate

that

a 10%

depreciation

of

the

US dollar

against
other

currencies

would

have

increased

our

RWA

by

USD 13
billion

and

our

CET1

capital

by

USD 1.3

billion

as

of

30 June
2021 ( 31   March   20 2 1
:

USD
  1 2
billion

and

USD
  1. 3 billion,
respectively)

and

decreased

our

CET1

capital

ratio

16 basis
points

(
31   March   20 2 1 : 15
basis

points).

Conversely,

we
estimate

that

a

10%

appreciation

of

the

US

dollar

against
other

currencies

would

have

decreased

our

RWA

by

USD 11
billion

and

our

CET1

capital

by

USD
  1. 2   bil
lion

(
31   March
20 2 1
:

USD
  1 1
billion

and

USD
  1. 2
billion,

respectively)

and
increased

our

CET1

capital

ratio

16 basis

points

(31 March
2021:

15 basis points).
Leverage ratio denominator
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against
other currencies would have increased

our LRD by USD 63 billion
as

of
3 0   June   2021 ( 31   March   202 1
:

USD
  6 3   billion) and
decreased

our

Swiss

SRB

going

concern

leverage

ratio

17 basis
points

(
31   March   20 2 1 : 16
basis

points)
.

Conversely,

we
estimate that

a 10%

appreciation of

the US dollar

against other
currencies

would

have
decreased
our

LRD

by

USD
  57   billion
(31 March

2021:

USD 57

billion)

and

increased

our

Swiss

SRB
going

concern

leverage

ratio

17 basis

points

(31 March

2021:
16 basis points)

.
The

aforementioned

sensitivities

do

not

consider

foreign
currency translation effects related to defined benefit plans other than

those related

to

the currency

translation

of

the net

equity
of foreign operations.
›

Refer to “Active management of sensitivity

to currency
movements” under “Capital management”

in the “Capital,
liquidity and funding, and balance sheet”

section of our Annual
Report

2020 for more information
Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities
We

have estimated

the

loss

in

capital

that

we could

incur

as

a
result

of

the

risks

associated

with

the

matters

described

in
“ Note   14
Provisions

and

contingent

liabilities”

in

the
“Consolidated

financial

statements”

section

of

this

report.

We
have used for this purpose the advanced measurement approach
(AMA) methodology that we apply when determining the capital requirements

associated

with

operational

risks,

based

on

a
99.9%

confidence

level

over

a

12-month

horizon.

The
methodology

takes

into

consideration

UBS

and

industry
experience

for

the

AMA

operational

risk

categories

to

which
those

matters

correspond,

as

well

as

the

external

environment
affecting

risks

of

these

types,

in

isolation

from

other

areas.

On
this

standalone

basis,

we estimate

the

maximum

loss

in

capital
that

we

could

incur

over

a

12-month

period

as

a

result

of

our
risks associated with these operational risk

categories at USD 4.0
billion

as

of

30 June

2021.

This

estimate

is

not

related

to

and
does not

take into

account any provisions

recognized for

any of
these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.
›

Refer to “Operational risk” in the “Risk

management and
control” section of our Annual Report 2020 for

more information
›

Refer to “Note 14 Provisions and contingent

liabilities” in the
“Consolidated financial statements” section

of this report for
more information

Risk-weighted assets
During the second quarter

of 2021, RWA

increased by USD 5.4 billion

to USD 293.3 billion, driven

by increases from

model updates
of USD 2.6 billion, currency effects of USD 1.8 billion, methodology and policy changes of USD 1.0 billion, and regulatory add-ons of
USD 0.3 billion, partly offset by a reduction from asset size and other movements of USD 0.2 billion.

Movement in risk-weighted assets by key driver
USD billion
RWA as of
31.3.21
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size
and other
1
RWA as of
30.6.21
Credit and counterparty credit risk
2

178.9

1.7

1.0

2.5

0.3

2.0

186.4
Non-counterparty-related risk
3

22.8

0.1

0.4

23.3
Market risk

10.4

0.1

0.0

(2.6)

7.8
Operational risk

75.8

75.8
Total

287.8

1.8

1.0

2.6

0.3

(0.2)

293.3
1 Includes the Pillar 3 categories

“Asset size,”

“Credit quality of counterparties,”

“Acquisitions and

disposals” and “Other.”

For more information, refer

to our 31 December 2020 Pillar

3 report, which is available
under “Pillar 3 disclosures” at

ubs.com/investors.

2 Includes settlement risk, credit

valuation adjustments, equity

exposures in the banking

book, investments in funds

and securitization exposures in

the banking
book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.

Credit and counterparty credit risk
Credit

and

counterparty

credit

risk

RWA

increased

by

USD 7.5
billion

to

USD 186.4

billion

as

of

30 June

2021.

The

increase
included USD 1.7 billion of currency effects.

Asset size

and other

movements resulted

in a

USD 2.0 billion
increase in RWA.

–

Global Wealth
Management

RWA

increased

by

USD
  2. 3
billion,
mainly

driven
by increase s   in   Lombard
and

other

loans.
–

Personal

&

Corporate

Banking

RWA

increased

by

USD 0.6
billion, mainly
driven

by
increase s   in
loans

and

loan
commitments

to

corporate

clients

and

loans

secured

by
income-producing real estate.
–

Investment

Bank

RWA

decreased

by

USD 1.0

billion,

mainly
driven by a decrease in derivatives.
–

Group Functions RWA increased by USD 0.2 billion.
–

Asset Management RWA decreased by USD 0.1 billion.

Changes

to

credit

ratings

and

loss

given

default
  (LGD),
excluding

model

updates,

did

not

result

in

an

increase

in

RWA
during the second quarter of 2021.
Model

updates

resulted

in

an

RWA

increase

of

USD 2.5
billion, primarily due to

USD 0.9 billion from updates

to the LGD
model for

mortgages in

Switzerland, the

USD 0.7 billion

phase-
in

impact

of

an

RWA

increase

related

to

a

new

model

for
structured

margin

loans

and

sophisticated

lending,

and

the
USD 0.5

billion

phase-in

impact

of

new

probability

of

default
(PD) and LGD models for the mortgage portfolio in the US.

RWA

increased

by

USD 1.0

billion

due

to

methodology

and
policy

changes,
primarily

due

to
the

application

of

t
he
standardized approach to covered bonds.

The second quarter of 2021 also included an RWA increase

of
USD 0.3

billion

from

regulatory

add-ons,

mainly

for

credit

card
exposures in Switzerland.
We

currently

expect

that

further

methodology

changes

and
model

updates

will

increase

credit

and

counterparty

credit

risk
RWA

by around

USD 3

billion

in

the

third

quarter

of

2021 and
an

additional

amount

of

around

USD 3

billion

in

the

fourth
quarter

of

2021.

The

extent

and

timing

of

RWA

changes

may
vary as methodology changes

and model updates are

completed
and

receive

regulatory

approval.

In

addition,

changes

in

the
composition

of the

relevant portfolios

and other

market factors
will affect RWA.
›

Refer to the “Risk management and control”

section of this
report and our 30 June 2021 Pillar 3 report, which

will be
available as of 20 August 2021 under “Pillar

3 disclosures” at

ubs.com/investors
, for more information

›

Refer to “Credit risk models” in the “Risk

management and
control” section of our Annual Report 2020 for

more information

Market

risk
Market risk RWA

decreased by USD 2.5 billion

to USD 7.8 billion
in the second quarter

of 2021, driven primarily by

lower average
value - at -
risk

(
VaR )   levels in
the

Investment

Bank
’ s Global
Markets business.

Ongoing discussions

regarding

our regulatory
VaR

model

with

FINMA,

which

started

prior

to

the

COVID-19
pandemic,

may

lead

to

VaR

model

updates

that

would

likely
result

in

an

increase

in

market

risk

RWA

in

the

second

half

of
2021.
›
Refer to the “Risk management and control”

section of this
report and our 30 June 2021 Pillar

3 report, which will be
available as of 20 August 2021 under “Pillar

3 disclosures” at

ubs.com/investors,

for more information

›

Refer to ”Market risk” in the “Risk management

and control”
section of our Annual

Report 2020 for more information
Operational risk
Operational risk RWA

were USD 75.8 billion as

of 30 June 2021,
unchanged from 31 March 2021.

›
Refer to “Operational risk” in the “Risk

management and
control” section of our Annual Report 2020 for

information
about the advanced measurement approach model

Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets by business division and Group Functions
USD billion
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group
Functions
Total
RWA
30.6.21
Credit and counterparty credit risk
1

51.9

62.4

4.0

60.0

8.1

186.4
Non-counterparty-related risk
2

6.2

2.1

0.6

3.4

10.9

23.3
Market risk

1.1

0.0

0.0

5.7

1.0

7.8
Operational risk

32.8

7.2

3.3

23.2

9.3

75.8
Total

92.0

71.7

7.9

92.3

29.4

293.3
31.3.21
Credit and counterparty credit risk
1

47.9

59.2

4.0

60.7

7.0

178.9
Non-counterparty-related risk
2

6.2

2.0

0.6

3.4

10.6

22.8
Market risk

1.3

0.0

0.0

7.7

1.3

10.4
Operational risk

32.8

7.2

3.3

23.2

9.3

75.8
Total

88.2

68.4

8.0

95.0

28.3

287.8
30.6.21 vs 31.3.21
Credit and counterparty credit risk
1

4.0

3.2

(0.1)

(0.7)

1.0

7.5
Non-counterparty-related risk
2

0.1

0.0

0.0

0.0

0.3

0.5
Market risk

(0.3)

0.0

0.0

(2.0)

(0.3)

(2.5)
Operational risk

0.0

0.0

0.0

0.0

0.0

0.0
Total

3.8

3.2

0.0

(2.6)

1.1

5.4
1 Includes settlement

risk, credit valuation

adjustments, equity

exposures in the

banking book,

investments in

funds and securitization

exposures in

the banking

book.

2 Non-counterparty-related risk

includes
deferred tax

assets recognized

for temporary

differences

(30 June

2021:

USD 10.4 billion;

31 March

2021:

USD 9.9 billion),

property,

equipment,

software

and other

items

(30 June

2021:

USD 12.9

billion;
31 March 2021: USD 12.9 billion).

Leverage ratio denominator
During the second quarter of 202

1, LRD increased by USD 2

billion to USD 1,040 billion. The increase

was driven by currency effects
of USD 9 billion, partly offset by a decrease in asset size and other movements of USD 7 billion.

Movement in leverage ratio denominator by key driver
USD billion
LRD as of

31.3.21
Currency

effects
Asset size and

other
LRD as of

30.6.21
On-balance sheet exposures (excluding derivative exposures

and SFTs)
1

790.2

7.7

3.6

801.5
Derivative exposures

106.2

0.4

(8.8)

97.7
Securities financing transactions

123.2

0.4

(2.1)

121.5
Off-balance sheet items

31.2

0.3

(0.3)

31.1
Deduction items

(12.6)

0.0

0.7

(12.0)
Total

1,038.2

8.7

(7.0)

1,039.9
1 Excludes derivative financial instruments, cash collateral receivables on derivative instruments, cash collateral on securities

borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables
related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On -
balance

sheet
exposures in
creased

by
  USD   4   billion,
mainly

driven

by

higher

lending

assets

largely

in

Global

Wealth
Management,

partly

offset

by

lower

high-quality

liquid

asset
(HQLA) securities.
Derivative

exposures
decreased

by
  USD   9
billion,

mainly
driven by foreign exchange

contracts, as a result

of roll-offs, and
lower

collateral

placed

with

counterparties

and

exchanges,

as
well as

an increase

in the

exemption of

exposures

to qualifying
exchanges.

Securities

financing

transactions

(SFTs)

decreased

by

USD 2
billion,

mainly reflecting

lower brokerage

receivables, trade

roll-
offs

and

a

reduction

in

collateral

sourcing

requirements,

partly
offset by excess cash re-investment.

›
Refer to the “Balance sheet and off-balance sheet”

section of
this report for more information about balance sheet
movements

Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator by business division and Group Functions
USD billion
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group
Functions
Total

30.6.21
Total IFRS assets

375.1

222.0

29.5

343.9

116.1

1,086.5
Difference in scope of consolidation
1

(0.1)

0.0

(22.3)

0.0

0.1

(22.3)
Less: derivative exposures and SFTs
2

(29.3)

(15.1)

(0.7)

(162.7)

(54.9)

(262.7)
On-balance sheet exposures

345.6

206.9

6.5

181.3

61.3

801.5
Derivative exposures

6.7

2.5

0.0

82.4

6.1

97.7
Securities financing transactions

25.4

13.4

0.7

53.5

28.5

121.5
Off-balance sheet items

6.8

16.0

0.0

8.0

0.3

31.1
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.2)

(1.3)

(0.2)

(5.0)

(12.0)
Total

379.2

238.7

6.0

324.9

91.2

1,039.9
31.3.21
Total IFRS assets

377.0

221.4

28.6

370.8

109.9

1,107.7
Difference in scope of consolidation
1

(0.2)

0.0

(21.5)

0.0

0.1

(21.5)
Less: derivative exposures and SFTs
2

(29.7)

(15.1)

(0.6)

(194.5)

(56.1)

(295.9)
On-balance sheet exposures

347.2

206.3

6.5

176.3

53.9

790.2
Derivative exposures

6.7

3.2

0.0

89.7

6.6

106.2
Securities financing transactions

25.6

12.6

0.6

55.6

28.9

123.2
Off-balance sheet items

6.4

15.8

0.0

8.3

0.7

31.2
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.1)

(1.6)

(0.2)

(5.4)

(12.6)
Total

380.6

237.8

5.4

329.7

84.7

1,038.2
30.6.21 vs 31.3.21
Total IFRS assets

(1.9)

0.6

0.9

(27.0)

6.2

(21.2)
Difference in scope of consolidation
1

0.0

0.0

(0.8)

0.0

0.0

(0.7)
Less: derivative exposures and SFTs
2

0.3

0.0

(0.2)

31.8

1.2

33.2
On-balance sheet exposures

(1.6)

0.6

0.0

4.9

7.4

11.3
Derivative exposures

0.0

(0.7)

0.0

(7.3)

(0.6)

(8.5)
Securities financing transactions

(0.2)

0.8

0.2

(2.1)

(0.4)

(1.7)
Off-balance sheet items

0.4

0.2

0.0

(0.3)

(0.4)

(0.1)
Items deducted from Swiss SRB tier 1 capital

(0.1)

0.0

0.4

0.0

0.4

0.7
Total

(1.4)

0.9

0.5

(4.7)

6.4

1.7
1 Represents the

difference between

the IFRS

and the

regulatory scope

of consolidation,

which is

the applicable

scope for

the LRD

calculation.

2 Consists

of derivative

financial instruments,

cash collateral
receivables on derivative instruments,

receivables from securities financing

transactions, and margin

loans, as well

as prime brokerage

receivables and financial assets

at fair value not

held for trading, both

related
to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Equity attribution and return on attributed equity
Under

our

equity

attribution

framework,

tangible

equity

is
attributed

based on

a weighting

of 50%

each for

average risk-
weighted assets

(RWA)

and average

leverage ratio

denominator
(LRD),

which

both

include

resource

allocations

from

Group
Functions to

the business

divisions (the

BDs). Average

RWA

and
LRD

are

converted

to
common

equity

tier

1

(CET1)
  capital
equivalents using
capital

ratios

of

12.5%

and

3.75%,
respectively.

If

the

attributed

tangible

equity

calculated

under
the

weighted-driver

approach

is

less

than

the

CET1

capital
equivalent

of

risk-based

capital

(RBC)

for

any

BD,

the

CET1
capital equivalent of RBC is used as a floor for that BD.
In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.
Furthermore, we

allocate to

the BDs

attributed equity

related
to

certain

CET1

deduction

items, such

as

compensation-related
components

and

expected

losses

on

the

advanced

internal
ratings-based portfolio, less general provisions.
We attribute

all remaining

Basel III capital

deduction items

to
Group Functions.

These items

include deferred

tax assets

(DTAs)
recognized

for

tax

loss

carry-forwards,

DTAs

on

temporary
differences

in

excess

of

the

threshold,

accruals

for

shareholder
returns,

and unrealized gains from cash flow hedges.
›
Refer to the “Capital, liquidity and funding,

and balance sheet”
section of our Annual Report 2020 for

more information about
the equity attribution framework
›

Refer to the “Balance sheet and off-balance sheet”

section of
this report for more information about movements

in equity
attributable to shareholders

Average attributed equity
For the quarter ended Year-to-date
USD billion 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Global Wealth Management

18.5

18.3

16.7

18.4

16.6
Personal & Corporate Banking

9.1

9.1

8.7

9.1

8.7
Asset Management

2.1

2.2

1.9

2.2

1.8
Investment Bank

13.0

13.0

12.6

13.0

12.5
Group Functions

15.7

16.1

17.6

15.9

17.2
of which: deferred tax assets
1

6.1

6.3

6.8

6.2

6.9
of which: related to retained RWA and LRD
2,3

3.1

3.3

3.9

3.2

3.3
of which: accruals for shareholder returns and others
4

6.4

6.5

6.9

6.5

6.9
Average equity attributed to business divisions and Group Functions

58.4

58.7

57.5

58.6

56.8
1 Includes average attributed equity related to the Basel

III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred

tax assets on temporary differences,
excess over threshold), as

well as retained

RWA and LRD related

to deferred tax assets.

2 Excludes average

attributed equity related

to retained RWA

and LRD related to

deferred tax assets.

3 The temporary
exemption that

applied from

25 March

2020 until

1 January

2021 and

that was

granted by

FINMA in

connection with

COVID-19 was

not applied

when calculating

average attributed

equity for

the respective
periods in 2020.

Refer to the

“Regulatory and legal

developments” section of

our Annual

Report 2020

for more information.

4 Attributed equity

related to

others primarily includes

remaining Basel

III capital
deduction items, such as unrealized gains from cash flow hedges.

Return on attributed equity
1
For the quarter ended Year-to-date
USD billion 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Global Wealth Management

27.9

30.8

21.1

29.3

25.3
Personal & Corporate Banking

21.8

17.1

10.9

19.5

13.1
Asset Management

49.0

40.8

33.7

44.7

34.1
Investment Bank

20.6

12.7

19.4

16.7

21.1
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Liquidity and funding management
Strategy, objectives and governance

This section provides

liquidity and

funding management information and should be

read in

conjunction with “Liquidity and

funding
management” in the

“Capital, liquidity and

funding, and

balance sheet” section

of

our

Annual Report

2020, which

provides more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding

management.

Liquidity coverage ratio
USD billion, except where indicated Average 2Q21
1
Average 1Q21
1
High-quality liquid assets

232

221
Net cash outflows

149

146
Liquidity coverage ratio (%)
2

156

151
1 Calculated based on an

average of 64 data

points in the second quarter

of 2021 and 63

data points in the first

quarter of 2021.

2 Calculated after the application

of haircuts and inflow and

outflow rates, as
well as, where applicable, caps on Level 2 assets and cash inflows.

Liquidity coverage ratio
The

UBS

Group

quarterly

average

liquidity

coverage

ratio

(LCR)
increased

5 percentage

points

to

156%,

remaining

above

the
prudential

requirement

communicated

by

the

Swiss

Financial
Market Supervisory Authority (FINMA). The average

LCR increase
was driven

by an

USD 11 billion increase

in average

high-quality
liquid assets (HQLA) to USD 232 billion, driven

by higher average
cash

balances,
due

to

a

decrease

in

assets

subject

to

local
transfer

restrictions
,   lower
funding

consumption

by

the
Investment Bank and net deposit

growth. Average total net

cash
outflows

increased

by

USD 3

billion

to

USD 149

billion,

mainly
due to decreases in inflows from secured financing transactions.
›

Refer to our 30 June 2021 Pillar 3 report, which

will be available
from 20 August 2021 under “Pillar 3 disclosures” at
ubs.com/investors, for more information about

the liquidity
coverage ratio
Net stable funding ratio

As of 30 June 2021,

our estimated pro

forma net stable funding
ratio

(NSFR)

was

115%,

an

increase

of

1 percentage

point
compared

with

31 March

2021.

This

reflected

an

USD 8

billion
increase

in

available

stable

funding,

predominantly

driven

by
debt

issued

and

customer

deposits.

Required

stable

funding
increased by

USD 3 billion,

mainly driven

by Lombard

loans and
residential

mortgages,

partly

offset

by

a

decrease

in

net
derivative assets.
The Swiss

NSFR regulation was

finalized in the

fourth quarter
of

2020

with

the

release

of

the revised

FINMA

Circular

2015/2
“Liquidity risks – banks.” Our pro forma NSFR

disclosure is based
on the final regulation, which became effective on 1 July 2021.
›

Refer to “Liquidity and funding management”

in the “Capital,
liquidity and funding, and balance sheet”

section of our Annual
Report 2020 for more information about

the LCR and the NSFR

Pro forma net stable funding ratio
USD billion, except where indicated 30.6.21 31.3.21
Available stable funding

556

548
Required stable funding

482

479
Pro forma net stable funding ratio (%)

115

114

Balance sheet and off-balance sheet
Strategy, objectives and governance
This

section

provides

balance

sheet

and

off
-
balance

sheet
information

and should

be read in conjunction

with “Balance

sheet
and off-balance sheet”

in the

“Capital, liquidity

and funding, and
balance sheet”

section of our

Annual Report

2020, which

provides
more information

about the

Group’s

balance

sheet and

off-balance
sheet

positions.
Balances

disclosed

in

this

report

represent

quarter-end
positions,

unless

indicated

otherwise.

Intra-quarter

balances
fluctuate in

the ordinary

course of business

and may differ

from
quarter-end positions.
Balance sheet assets (30 June 2021 vs 31 March 2021)
Total assets decreased

by USD 21 billion

to USD 1,087 billion

as of
30
June

2021,

despite

an
increase
from

currency

effects

of
approximately

USD 9

billion.
Derivatives

and

cash

collateral

receivables

on

derivative
instruments

decreased

by

USD

32

billion,
mainly

in

our
Derivatives & Solutions

business

in

the

Investment

Bank,
predominantly   reflecting net roll - offs   of
foreign

exchang
e
contracts during

the quarter.

Other financial

assets measured

at
amortized cost

and fair value

decreased by USD 5

billion, mainly
driven by disposals and

maturities in the high-quality

liquid asset
(HQLA)

portfolio
.
Brokerage

receivables

decreased

by

USD
  1
billio n ,
with

growth

in

lending

more

than

offset
  by a
corresponding increase in netting effects.
These

decreases

were

partly

offset

by

an

USD
  1 1   billion
increase

in

Lending

assets,

largely

reflecting

a

USD 9

billion
increase in Global

Wealth Management, mainly

driven by higher
Lombard

and

mortgage

lending

in

the

Americas,

and

a

USD 4
billion

increase in

Personal &

Corporate Banking,

mainly due

to
currency effects

and higher

mortgage lending.

Trading portfolio
assets increased by USD 2

billion, mainly due to

higher inventory
levels

held

in

the

Investment

Bank

to

hedge

client

positions.
Cash

and

balances

at

central

banks

increased

by

USD 2

billion,
mainly driven by currency

effects,

with net funding

consumption
across

the

business

divisions

remai
n ing
broadly

unchanged.

Securities

financing

transactions

at

amortized

cost

increased

by
USD 1

billion,

driven

by

re-investment

of

excess

cash

by

Group
Treasury,

partly offset by lower collateral requirements.

›

Refer to the “Consolidated financial statements”

section of this
report for more information

Assets
As of

% change from
USD billion 30.6.21 31.3.21 31.3.21
Cash and balances at central banks

160.7

158.9

1
Lending
1

406.6

395.2

3
Securities financing transactions at amortized cost

83.5

82.4

1
Trading portfolio
2

122.5

120.6

2
Derivatives and cash collateral receivables on derivative instruments

151.4

183.3

(17)
Brokerage receivables

23.0

24.2

(5)
Other financial assets measured at amortized cost and fair

value
3

78.3

82.9

(6)
Non-financial assets and financial assets for unit-linked investment contracts

60.5

60.2

1
Total assets

1,086.5

1,107.7

(2)
1 Consists of loans and advances to customers

and banks.

2 Consists of financial assets at fair value

held for trading.

3 Consists of financial assets at fair value

not held for trading, financial assets measured

at
fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Balance sheet liabilities (30 June 2021 vs 31 March 2021)
Total

liabilities decreased

by USD 22

billion to

USD 1,027 billion
as of

30 June 2021,

despite an increase from currency effects

of
approximately USD 7 billion.
Derivatives

and

cash

collateral

payables

on

derivative
instruments decreased

by USD 29

billion, largely

in line

with the
aforementioned

movement

on

the

asset

side
.   Brokerage
payables

decreased

by

USD 6

billion,

mainly

in

the

Financing
business of
the

Inves
tme
nt

Bank,

with

growth
in

lending
increasing

netting

effects.

Trading

portfolio

liabilities

decreased
by

USD

4

billion,

driven

by

the

Inve
stment

Bank,
  mainly
reflecting

a

reduction

in

short

positions

after

the

end

of

the
European dividend

season. Short-term

borrowings decreased

by
USD 3

billion,

mainly

driven

by

net

maturities

of

certificates

of
deposit

and

commercial

papers

in

Group

Treasury,

partly

offset
by higher amounts due to banks in the Investment Bank.
These

decreases

were

partly

offset

by

a
n   USD
8

billion
increase

in

debt

issued

designated

at

fair

value

and

long-term
debt issued

measured at

amortized cost.

This reflected

net new
issuances
,

as

well

as

market
-
driven

movements

on
  debt
measured at

fair value

in our

Derivatives &

Solutions business

in
the

Investment

Bank.

Customer

deposits

increased
by USD   8
billion,

largely reflecting currency

effects, as well

as higher levels
of cash held

by clients, in

Global Wealth Management

Americas
and APAC,

partly offset

by client-driven

decreases in

Personal &
Corporate

Banking.

Other

financial

liabilities

at

amortized

cost
and

fair

value
in
creased

by

USD
  2   billion, mainly
in

Group
Treasury due to lower netting on securities financing transactions measured

at

fair

value

following

maturities

on

the

asset

side.
Non-financial

liabilities

and

financial

liabilities

related

to

unit-
linked

investment

contracts

increased

by

USD 2

billion,

mainly
reflecting an increase in compensation-related liabilities.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

The “Liabilities

by product

and currency”

table in

this section
provides more information about our funding sources.
›
Refer to “Bondholder information” at ubs.com/investors for
more information about capital and senior debt

instruments

›

Refer to the “Consolidated financial statements”

section of this
report for more information
Equity (30 June 2021 vs 31 March 2021)
Equity attributable to

shareholders increased

by USD 739 million
to

USD 58,765

million

as

of

30 June

2021,

from

USD 58,026
million as of 31 March 2021.

The

increase

of

USD 739

million

was

mainly

driven

by

total
comprehensive

income

attributable

to

shareholders

of

positive
USD 2,582 million, reflecting net profit of USD 2,006

million and
positive

other

comprehensive

income

(OCI)

of

USD 576

million.
OCI

mainly

included

positive

OCI

related

to

foreign

currency
translation of

USD 255 million,

positive cash

flow hedge

OCI of
USD   222   million   and positive
OCI

related

to

own

credit

of
USD 118

million.

In

addition,

amortization

of

deferred

share-
based

compensation

awards

increased

equity

by

USD 180
million.
These

increases

were

partly

offset

by

distributions

to
shareholders

of

USD

1,301

million,

reflecting
a

dividend
payment

of

USD 0.37 per

share. In

addition,

net

treasury

share
activity

decreased

equity

by

USD 687

million.

This

was

largely
due

to

repurchases

of

USD 361

million

of

shares

under

our
2021–2024

share

repurchase

program

and

the

purchase

of
USD 325

million

of

shares

from

the

market

to

hedge

future
share

delivery

obligations

related

to

employee

share-based
compensation awards.
In

the

second

quarter

of

2021,

we

canceled

156,632,400
shares

purchased

under

our

2018–2021

share

repurchase
program,

as

approved

by

shareholders

at

the

2021

Annual
General

Meeting.

The

cancelation

of

shares

resulted

in
reclassifications within

equity but

had no

net effect

on our

total
equity attributable to shareholders.
›
Refer to the “Consolidated financial statements”

and “Group
performance” sections of this report for more information
›

Refer to the “Share information and earnings

per share” section
of this report for more information about the share repurchase programs

Liabilities and equity
As of

% change from
USD billion 30.6.21 31.3.21 31.3.21
Short-term borrowings
1

57.3

60.0

(4)
Securities financing transactions at amortized cost

6.0

6.7

(10)
Customer deposits

513.3

505.4

2
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

172.3

163.8

5
Trading portfolio
3

33.3

37.1

(10)
Derivatives and cash collateral payables on derivative instruments

153.9

182.6

(16)
Brokerage payables

39.1

45.6

(14)
Other financial liabilities measured at amortized cost and fair value
4

18.6

16.8

11
Non-financial liabilities and financial liabilities related

to unit-linked investment contracts

33.6

31.5

7
Total liabilities

1,027.5

1,049.4

(2)
Share capital

0.3

0.3

(5)
Share premium

15.5

16.2

(4)
Treasury shares

(3.3)

(4.6)

(28)
Retained earnings

40.1

40.5

(1)
Other comprehensive income
5

6.1

5.6

9
Total equity attributable to shareholders

58.8

58.0

1
Equity attributable to non-controlling interests

0.3

0.3

(7)
Total equity

59.0

58.3

1
Total liabilities and equity

1,086.5

1,107.7

(2)
1 Consists of

short-term debt issued

measured at amortized

cost and amounts

due to banks.

2 The

classification of debt

issued measured at

amortized cost

into short-term and

long-term is based

on original
contractual maturity

and therefore

long-term debt

also includes debt

with a remaining

time to

maturity of

less than one

year.

This classification

does not

consider any

early redemption

features.

3 Consists of
financial liabilities at fair value

held for trading.

4 Consists of other financial

liabilities measured at amortized

cost and other financial

liabilities designated at fair

value, but excludes

financial liabilities related to
unit-linked investment contracts.

5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in retained earnings.

Liabilities by product and currency
USD billion As a percentage of total liabilities
All currencies All currencies USD CHF EUR Other
30.6.21 31.3.21 30.6.21 31.3.21 30.6.21 31.3.21 30.6.21 31.3.21 30.6.21 31.3.21 30.6.21 31.3.21
Short-term borrowings 57.3 60.0 5.6 5.7 3.0 2.8 0.6 0.5 0.8 1.0 1.3 1.4 of which: due to banks 14.6 12.6 1.4 1.2 0.4 0.4 0.5 0.5 0.1 0.1 0.4 0.3 of which: short-term debt issued
1
42.7 47.4 4.2 4.5 2.6 2.5 0.0 0.0 0.7 0.9 0.9 1.1
Securities financing transactions at
amortized cost 6.0 6.7 0.6 0.6 0.5 0.5 0.0 0.0 0.0 0.0 0.0 0.1
Customer deposits 513.3 505.4 50.0 48.2 21.2 19.9 18.8 19.0 5.3 5.1 4.6 4.2
of which: demand deposits 244.2 232.1 23.8 22.1 8.5 7.4 7.0 7.0 4.5 4.2 3.8 3.5
of which: retail savings / deposits 220.7 219.2 21.5 20.9 9.4 8.9 11.6 11.4 0.5 0.5 0.0 0.0
of which: time deposits 32.9 36.1 3.2 3.4 2.2 2.5 0.2 0.2 0.0 0.1 0.8 0.7 of which: fiduciary deposits 15.5 18.0 1.5 1.7 1.1 1.0 0.1 0.4 0.2 0.3 0.1 0.1
Debt issued designated at fair value
and long-term debt issued measured
at amortized cost
2
172.3 163.8 16.8 15.6 9.5 8.4 1.7 1.6 3.9 3.9 1.7 1.6
Trading portfolio

33.3 37.1 3.2 3.5 1.4 1.5 0.1 0.1 0.8 0.8 0.9 1.2
Derivatives and cash collateral
payables on derivative instruments
153.9 182.6 15.0 17.4 12.2 14.2 0.2 0.3 1.6 1.8 1.0 1.1
Brokerage payables 39.1 45.6 3.8 4.3 2.8 3.3 0.0 0.0 0.2 0.3 0.7 0.7
Other financial liabilities measured at
amortized cost and fair value
3
18.6 16.8 1.8 1.6 1.0 0.8 0.2 0.2 0.3 0.3 0.3 0.3
Non-financial liabilities and financial
liabilities related to unit-linked
investment contracts 33.6 31.5 3.3 3.0 0.5 0.5 0.2 0.1 0.2 0.1 2.4 2.2
Total liabilities 1,027.5 1,049.4 100.0 100.0 52.2 52.0 21.9 21.9 13.1 13.2 12.9 12.9
1 Short-term debt

issued consists of

certificates of deposit,

commercial paper,

acceptances and promissory

notes, and other

money market paper.

2 The classification

of debt issued

measured at amortized

cost
into short-term and long-term is

based on original contractual

maturity and therefore long-term debt

also includes debt with a

remaining time to maturity of

less than one year.

This classification does not

consider
any early

redemption features.

3 Consists

of other

financial liabilities

measured at

amortized cost

and other

financial liabilities

designated at

fair value,

but excludes

financial liabilities

related to

unit-linked
investment contracts.

Off-balance sheet (30 June 2021 vs 31 March 2021)
Guarantees,

loan commitments,

committed unconditionally revocable

credit lines and

forward starting repurchase

agreements were
broadly unchanged

as of

30 June 2021

compared with

31 March 2021.

Forward starting

reverse repurchase

agreements increased
by USD

2

billion, primarily

in

Group

Treasury,

reflecting

fluctuations in

business division

activity in

short-dated

securities

financing
transactions.

Off-balance sheet
As of % change from
USD billion
30.6.21 31.3.21 31.3.21
Guarantees
1,2

15.6

15.5

1
Loan commitments
1,3

37.8

38.1

(1)
Committed unconditionally revocable credit lines

38.8

39.4

(2)
Forward starting reverse repurchase agreements
3

8.2

6.0

38
Forward starting repurchase agreements
3

1.8

2.1

(14)
1 Guarantees

and loan

commitments are

shown net

of sub-participations.

2 Includes

guarantees measured

at fair

value through

profit or

loss.

3 Derivative

loan commitments,

as well

as forward

starting
repurchase and reverse

repurchase agreements,

measured at fair

value through profit

or loss are

not included. Refer

to “Note 9

Derivative instruments”

in the “Consolidated

financial statements” section

of this
report for more information.

Risk, capital, liquidity and funding, and balance sheet | Share information and earnings per share

Share information and earnings per share
UBS Group AG shares

are listed on the SIX

Swiss Exchange (SIX).
They are also

listed on the

New York Stock

Exchange (the NYSE)
as

global

registered

shares.

Each

share

has

a

nominal

value

of
CHF 0.10

per

share.

Shares

issued

decreased

by

157

million

in
the second quarter of 2021, as the

156,632,400 shares acquired
under the

2018–2021 share

repurchase program

were canceled
by means

of a capital

reduction,

as approved

by shareholders

at
the 2021 Annual General Meeting.
We held 226 million shares

as of 30 June 2021, of which

143
million

shares

are

primarily

held

to

hedge

our

share

delivery
obligations

related

to

employee

share-based

compensation

and
participation

plans
.

The

remaining
  83
million

sha
res

were

acquired

under

our

2021–2024

share

repurchase

program

for
cancelation purposes.
Treasury

shares

held

decreased

by

110

million

shares

in

the
second
quarter

of

2021.

This

largely

reflected
  the
aforementioned

cancelation

of

157

million

shares,

partly

offset
by
repurchases

of
26.8
million

shares

under

our

2021
– 2024
share repurchase program

and the purchase

of 20 million

shares
from

the

market

to

hedge

future

share

delivery

obligations
related to employee share-based compensation awards.
Shares

acquired

under
our

2021
– 2024 program   totaled
83 million

as

of

30 June

2021

for

a

total

acquisition

cost

of
CHF 1,192

million

(USD 1,300 million).

Under this

program, we
intend

to

repurchase

USD 0.6

billion

of

shares

during

the

third
quarter of 2021.
›
Refer to the “Return on equity and

CET1 capital” table in the
“Group performance” section of this report for more information about equity attributable to shareholders and

tangible equity
attributable to shareholders

As of or for the quarter ended As of or year-to-date
30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Basic and diluted earnings (USD million)
Net profit / (loss) attributable to shareholders for basic

EPS

2,006

1,824

1,232

3,830

2,827
Less: (profit) / loss on own equity derivative contracts

(1)

(1)

0

(2)

0
Net profit / (loss) attributable to shareholders for diluted

EPS

2,005

1,823

1,232

3,828

2,827
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1

3,502,478,236

3,538,422,488

3,584,522,015

3,520,450,363

3,588,187,534
Effect of dilutive potential shares resulting from notional

employee shares, in-the-
money options and warrants outstanding
2

138,873,741

150,824,304

106,543,728

144,776,805

110,717,626
Weighted average shares outstanding for diluted EPS

3,641,351,977

3,689,246,792

3,691,065,743

3,665,227,168

3,698,905,160
Earnings per share
Basic earnings per share (USD)

0.57

0.52

0.34

1.09

0.79
Basic earnings per share (CHF)
3

0.52

0.47

0.33

0.99

0.76
Diluted earnings per share (USD)

0.55

0.49

0.33

1.04

0.76
Diluted earnings per share (CHF)
3

0.50

0.45

0.32

0.95

0.74
Shares outstanding and potentially dilutive instruments
Shares issued

3,702,422,995

3,859,055,395

3,859,055,395

3,702,422,995

3,859,055,395
Treasury shares
4

225,877,281

335,907,722

271,876,346

225,877,281

271,876,346
of which: related to share repurchase program 2018–2021

156,632,400

148,975,800

148,975,800
of which: related to share repurchase program 2021–2024

83,090,525

56,269,500

83,090,525
Shares outstanding

3,476,545,714

3,523,147,673

3,587,179,049

3,476,545,714

3,587,179,049
Potentially dilutive instruments
5

10,459,279

11,605,954

27,456,453

12,229,370

26,911,953
Other key figures
Total book value per share (USD)

16.90

16.47

15.89

16.90

15.89
Tangible book value per share (USD)

15.05

14.65

14.10

15.05

14.10
Share price (USD)
6

15.31

15.48

11.51

15.31

11.51
Market capitalization (USD million)

53,218

54,536

41,303

53,218

41,303
1 The

weighted average

shares outstanding

for basic

EPS are

calculated by

taking the

number of

shares at

the beginning

of the

period, adjusted

by the

number of

shares acquired

or issued

during the

period,
multiplied by a

time-weighted factor for

the period

outstanding. As a

result, balances are

affected by the

timing of acquisitions

and issuances during

the period.

2 The

weighted average

number of shares

for
notional employee awards

with performance conditions

reflects all potentially

dilutive shares that

are expected to

vest under the

terms of the

awards.

3 Basic and

diluted earnings per

share in Swiss

francs are
calculated based on a translation

of net profit / (loss)

under our US dollar presentation

currency.

4 Based on a settlement

date view.

5 Reflects potential shares that

could dilute basic earnings per

share in the
future, but were

not dilutive for

the periods presented.

It mainly includes

equity derivative contracts.

6 Represents the

share price as

listed on the

SIX Swiss Exchange,

translated to US

dollars using the

closing
exchange rate as of the respective date.

Ticker symbols UBS Group AG
Trading exchange SIX / NYSE Bloomberg Reuters
SIX Swiss Exchange UBSG UBSG SW UBSG.S
New York Stock Exchange UBS UBS UN UBS.N

Security identification codes
ISIN CH0244767585
Valoren 24 476 758
CUSIP CINS H42097 10 7

Consolidated
financial
statements
Unaudited

Table of contents
UBS Group AG interim consolidated financial
statements (unaudited)
53
Income statement
54
Statement of comprehensive income
56
Balance sheet
58
Statement of changes in equity
60
Statement of cash flows
62
1

Basis of accounting and other financial reporting
effects
64
2
Segment reporting
65
3

Net interest income
65
4
Net fee and commission income
66
5

Personnel expenses
66
6

General and administrative expenses
66
7

Expected credit loss measurement
72
8
Fair value measurement
81
9
Derivative instruments
82
10

Other assets and liabilities
83
11

Debt issued designated at fair value
84
12

Debt issued measured at amortized cost
85
13

Interest rate benchmark reform
88
14

Provisions and contingent liabilities
94
15

Currency translation rates
UBS AG interim consolidated financial information
(unaudited)
95
Comparison between UBS Group AG consolidated and
UBS AG consolidated

UBS Group AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD million Note 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income

3
2,106
2,097
2,133
4,203
4,588
Interest expense from financial instruments measured at

amortized cost

3
(836)
(833)
(1,092)
(1,669)
(2,478)
Net interest income from financial instruments measured

at fair value through profit or loss

3
357
349
351
706
612
Net interest income

3
1,628
1,613
1,392
3,241
2,722
Other net income from financial instruments measured

at fair value through profit or loss
1,479
1,309
1,932
2,787
3,738
Credit loss (expense) / release

7
80
28
(272)
108
(540)
Fee and commission income

4
6,041
6,169
4,729
12,210
10,207
Fee and commission expense

4
(484)
(478)
(419)
(962)
(875)
Net fee and commission income

4
5,557
5,691
4,311
11,248
9,332
Other income
233
64
41
297
84
Total operating income
8,976
8,705
7,403
17,681
15,337
Personnel expenses

5
4,772
4,801
4,283
9,573
8,604
General and administrative expenses

6
1,103
1,089
1,063
2,192
2,196
Depreciation and impairment of property, equipment and software
500
508
458
1,009
914
Amortization and impairment of goodwill and intangible

assets
9
8
17
17
32
Total operating expenses
6,384
6,407
5,821
12,790
11,747
Operating profit / (loss) before tax
2,593
2,298
1,582
4,891
3,591
Tax expense / (benefit)
581
471
347
1,053
757
Net profit / (loss)
2,012
1,827
1,236
3,838
2,833
Net profit / (loss) attributable to non-controlling interests
6
3
3
9
6
Net profit / (loss) attributable to shareholders
2,006
1,824
1,232
3,830
2,827
Earnings per share (USD)
Basic
0.57
0.52
0.34
1.09
0.79
Diluted
0.55
0.49
0.33
1.04
0.76

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Comprehensive income attributable to shareholders
1
Net profit / (loss)
2,006
1,824
1,232
3,830
2,827
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
463
(1,463)
458
(999)
178
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(202)
708
(197)
506
(54)
Foreign currency translation differences on foreign operations reclassified to the income statement
(10)
1
0
(9)
0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
8
0
2
8
(7)
Income tax relating to foreign currency translations, including the impact of net investment hedges
(4)
10
(2)
6
(2)
Subtotal foreign currency translation, net of tax
255
(744)
261
(489)
116
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
21
(131)
19
(110)
226
Realized gains reclassified to the income statement from

equity
(3)
(8)
(15)
(11)
(24)
Realized losses reclassified to the income statement from

equity
0
2
0
2
0
Income tax relating to net unrealized gains / (losses)
(4)
35
(3)
31
(54)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
14
(102)
1
(88)
149
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
542
(1,172)
291
(630)
2,244
Net (gains) / losses reclassified to the income statement from equity
(268)
(254)
(171)
(522)
(274)
Income tax relating to cash flow hedges
(51)
266
(25)
215
(370)
Subtotal cash flow hedges, net of tax
222
(1,160)
95
(937)
1,600
Cost of hedging
Change in fair value of cost of hedging, before tax
(24)
(13)
(18)
(37)
(12)
Amortization of initial cost of hedging to the income statement
7
7
5
14
7
Income tax relating to cost of hedging
0
0
0
0
0
Subtotal cost of hedging, net of tax
(16)
(6)
(13)
(23)
(4)
Total other comprehensive income that may be reclassified to the income statement, net of tax
475
(2,012)
345
(1,537)
1,860
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(21)
(136)
(420)
(157)
(410)
Income tax relating to defined benefit plans
4
23
(80)
27
63
Subtotal defined benefit plans, net of tax
(17)
(113)
(500)
(130)
(347)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
118
(29)
(1,095)
89
62
Income tax relating to own credit on financial liabilities designated at fair value
0
0
223
0
0
Subtotal own credit on financial liabilities designated at

fair value, net of tax
118
(29)
(872)
89
62
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
102
(142)
(1,372)
(40)
(286)
Total other comprehensive income
576
(2,154)
(1,027)
(1,577)
1,575
Total comprehensive income attributable to shareholders
2,582
(330)
205
2,252
4,402

Statement of comprehensive income (continued)
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
6
3
3
9
6
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax
14
(12)
1
2
(4)
Income tax relating to foreign currency translation movements
0
0
0
0
0
Subtotal foreign currency translation, net of tax
14
(12)
1
2
(4)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
14
(12)
1
2
(4)
Total comprehensive income attributable to non-controlling interests
20
(9)
4
10
3
Total comprehensive income

Net profit / (loss)
2,012
1,827
1,236
3,838
2,833
Other comprehensive income
591
(2,166)
(1,026)
(1,576)
1,571
of which: other comprehensive income that may be reclassified to the income statement
475
(2,012)
345
(1,537)
1,860
of which: other comprehensive income that will not be reclassified to the income statement
116
(155)
(1,371)
(39)
(289)
Total comprehensive income
2,602
(339)
209
2,263
4,404
1 Refer to the “Group performance” section of this report for more information.

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million Note 30.6.21 31.3.21 31.12.20
Assets
Cash and balances at central banks
160,672
158,914
158,231
Loans and advances to banks
16,500
18,448
15,444
Receivables from securities financing transactions
83,494
82,384
74,210
Cash collateral receivables on derivative instruments

9
29,785
35,046
32,737
Loans and advances to customers

7
390,126
376,798
379,528
Other financial assets measured at amortized cost

10
27,143
26,770
27,194
Total financial assets measured at amortized cost
707,720
698,361
687,345
Financial assets at fair value held for trading

8
122,482
120,576
125,397
of which: assets pledged as collateral that may be sold or repledged by counterparties
44,333
48,385
47,098
Derivative financial instruments 8, 9
121,622
148,282
159,617
Brokerage receivables

8
23,010
24,201
24,659
Financial assets at fair value not held for trading

8
65,393
69,187
80,364
Total financial assets measured at fair value through profit or loss
332,507
362,246
390,037
Financial assets measured at fair value through other comprehensive income

8
7,775
8,100
8,258
Investments in associates
1,198
1,542
1,557
Property, equipment and software
12,895
12,716
13,109
Goodwill and intangible assets
6,452
6,427
6,480
Deferred tax assets
8,988
9,195
9,212
Other non-financial assets

10
8,982
9,125
9,768
Total assets
1,086,519
1,107,712
1,125,765

Balance sheet (continued)
USD million Note 30.6.21 31.3.21 31.12.20
Liabilities
Amounts due to banks
14,615
12,564
11,050
Payables from securities financing transactions
5,972
6,651
6,321
Cash collateral payables on derivative instruments

9
32,193
36,571
37,312
Customer deposits
513,290
505,448
524,605
Debt issued measured at amortized cost

12
139,911
144,682
139,232
Other financial liabilities measured at amortized cost

10
10,189
9,257
9,729
Total financial liabilities measured at amortized cost
716,169
715,174
728,250
Financial liabilities at fair value held for trading

8
33,348
37,062
33,595
Derivative financial instruments 8, 9
121,686
146,036
161,102
Brokerage payables designated at fair value

8
39,129
45,600
38,742
Debt issued designated at fair value 8, 11
75,065
66,535
61,243
Other financial liabilities designated at fair value 8, 10
30,642
28,855
30,387
Total financial liabilities measured at fair value through profit or loss
299,869
324,088
325,069
Provisions

14
2,855
2,726
2,828
Other non-financial liabilities

10
8,576
7,391
9,854
Total liabilities
1,027,469
1,049,379
1,066,000
Equity
Share capital
322
338
338
Share premium
15,531
16,217
16,753
Treasury shares
(3,322)
(4,623)
(4,068)
Retained earnings
40,143
40,482
38,776
Other comprehensive income recognized directly in equity, net of tax
6,091
5,612
7,647
Equity attributable to shareholders
58,765
58,026
59,445
Equity attributable to non-controlling interests
284
307
319
Total equity
59,050
58,333
59,765
Total liabilities and equity
1,086,519
1,107,712
1,125,765

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million
Share
capital
Share
premium
Treasury
shares
Retained
earnings
Balance as of 1 January 2020
338
18,064
(3,326)
34,122
Acquisition of treasury shares
(1,008)
2
Delivery of treasury shares under share-based compensation

plans
(602)
655
Other disposal of treasury shares
(8)
87
2
Share-based compensation expensed in the income statement
313
Tax (expense) / benefit
13
Dividends
(654)
3
(654)
3
Translation effects recognized directly in retained earnings
(11)
Share of changes in retained earnings of associates and

joint ventures
(40)
New consolidations / (deconsolidations) and other increases

/ (decreases)
0
Total comprehensive income for the period
2,542
of which: net profit / (loss)
2,827
of which: OCI that may be reclassified to the income statement,

net of tax
of which: OCI that will not be reclassified to the income

statement, net of tax – defined benefit plans
(347)
of which: OCI that will not be reclassified to the income

statement, net of tax – own credit
62
of which: OCI that will not be reclassified to the income

statement, net of tax – foreign currency translation
Balance as of 30 June 2020
338
17,125
(3,592)
35,959
Balance as of 1 January 2021
338
16,753
(4,068)
38,776
Acquisition of treasury shares
(2,057)
2
Delivery of treasury shares under share-based compensation

plans
(654)
727
Other disposal of treasury shares
4
32
2
Cancelation of treasury shares related to the 2018–2021

share repurchase program
4
(16)
(236)
2,044
(1,792)
Share-based compensation expensed in the income statement
346
Tax (expense) / benefit
8
Dividends
(651)
3
(651)
3
Translation effects recognized directly in retained earnings
19
Share of changes in retained earnings of associates and

joint ventures
2
New consolidations / (deconsolidations) and other increases

/ (decreases)
(39)
Total comprehensive income for the period
3,789
of which: net profit / (loss)
3,830
of which: OCI that may be reclassified to the income statement,

net of tax
of which: OCI that will not be reclassified to the income

statement, net of tax – defined benefit plans
(130)
of which: OCI that will not be reclassified to the income

statement, net of tax – own credit
89
of which: OCI that will not be reclassified to the income

statement, net of tax – foreign currency translation
Balance as of 30 June 2021
322
15,531
(3,322)
40,143
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market maker

with regard to UBS shares and related

derivatives, and to hedge certain

issued structured debt instruments. These

acquisitions and disposals are reported based on

the sum of the net
monthly movements.

3 Reflects the payment

of an ordinary

cash dividend of

USD
0.37

per dividend-bearing

share in April

2021 (first

half of 2020:

USD
0.365

per dividend-bearing

share paid in

May 2020; a
second tranche of the

2020 dividend of USD
0.365

per dividend-bearing share was

paid in November 2020).

From 2020 onward,

Swiss tax law effective

1 January 2020 requires

Switzerland-domiciled companies
with shares listed on

a Swiss stock exchange

pay no more than
50
% of dividends from

capital contribution reserves,

with the remainder required

to be paid from

retained earnings.

4 Reflects the cancelation

of
156,632,400

shares purchased

under our

2018–2021 share

repurchase program

as approved

by shareholders

at the

2021 Annual

General Meeting.

For shares

repurchased from

2020 onward,

Swiss tax

law
effective 1

January 2020

requires Switzerland-domiciled

companies with

shares listed

on a

Swiss stock

exchange to

reduce capital

contribution reserves

by at

least
50
% of

the total

capital reduction

amount
exceeding the nominal value upon cancelation of the shares.

Other comprehensive
income recognized
directly in equity,
net of tax
1
of which:
foreign currency
translation
of which:
financial assets
measured at fair value
through OCI
of which:
cash flow hedges
of which:
cost of hedging
Total equity
attributable to
shareholders
Non-controlling
interests Total equity
5,303
4,028
14
1,260
54,501
174
54,675
(1,008)
(1,008)
52
52
79
79
313
313
13
13
(1,308)
(4)
(1,312)
11
0
11
0
0
(40)
(40)
0
0
0
1,860
116
149
1,600
(4)
4,402
3
4,404
2,827
6
2,833
1,860
116
149
1,600
(4)
1,860
1,860
(347)
(347)
62
62
0
(4)
(4)
7,173
4,144
163
2,871
(4)
57,003
173
57,175
7,647
5,188
151
2,321
(13)
59,445
319
59,765
(2,057)
(2,057)
73
73
36
36
0
0
346
346
8
8
(1,301)
(4)
(1,305)
(19)
0
(19)
0
0
0
2
2
(39)
(42)
(81)
(1,537)
(489)
(88)
(937)
(23)
2,252
10
2,263
3,830
9
3,838
(1,537)
(489)
(88)
(937)
(23)
(1,537)
(1,537)
(130)
(130)
89
89
0
2
2
6,091
4,699
63
1,365
(36)
58,765
284
59,050

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
Year-to-date
USD million 30.6.21 30.6.20
Cash flow from / (used in) operating activities
Net profit / (loss)
3,838
2,833
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software
1,009
914
Amortization and impairment of goodwill and intangible

assets
17
32
Credit loss expense / (release)
(108)
540
Share of net profits of associates / joint ventures and impairment of associates
(74)
(29)
Deferred tax expense / (benefit)
285
192
Net loss / (gain) from investing activities
(239)
241
Net loss / (gain) from financing activities
2,070
(7,048)
Other net adjustments
4,747
(579)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks
3,872
5,585
Securities financing transactions
(10,249)
3,167
Cash collateral on derivative instruments
(2,179)
(2,046)
Loans and advances to customers
(19,882)
(14,222)
Customer deposits
(298)
20,429
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(1,225)
38,734
Brokerage receivables and payables
2,047
1,140
Financial assets at fair value not held for trading, other financial assets and liabilities
14,533
(7,168)
Provisions, other non-financial assets and liabilities
87
(1,531)
Income taxes paid, net of refunds
(386)
(403)
Net cash flow from / (used in) operating activities
(2,136)
40,781
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
(1)
(1)
Disposal of subsidiaries, associates and intangible assets
1
437
14
Purchase of property, equipment and software
(896)
(831)
Disposal of property, equipment and software
264
6
Purchase of financial assets measured at fair value through other comprehensive income
(1,950)
(4,132)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
2,324
1,944
Net (purchase) / redemption of debt securities measured

at amortized cost
116
(4,817)
Net cash flow from / (used in) investing activities
295
(7,817)

Statement of cash flows (continued)
Year-to-date
USD million 30.6.21 30.6.20
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(3,877)
14,912
Net movements in treasury shares and own equity derivative

activity
(1,967)
(882)
Distributions paid on UBS shares
(1,301)
(1,308)
Repayment of lease liabilities
(284)
(273)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
63,501
46,059
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(45,274)
(46,137)
Net changes in non-controlling interests
(4)
(4)
Net cash flow from / (used in) financing activities
10,795
12,368
Total cash flow
Cash and cash equivalents at the beginning of the period
173,531
119,873
Net cash flow from / (used in) operating, investing and financing activities
8,954
45,332
Effects of exchange rate differences on cash and cash equivalents
(5,390)
1,563
Cash and cash equivalents at the end of the period
2
177,095
166,768
of which: cash and balances at central banks
3
160,541
149,430
of which: loans and advances to banks
15,125
14,428
of which: money market paper
1,428
2,911
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
5,469
6,365
Interest paid in cash
2,659
4,200
Dividends on equity investments, investment funds and associates received in cash
1,263
1,104
1 Includes cash

proceeds from the

sale of UBS’s

minority investment in

Clearstream Fund Centre

for the period

ended 30 June

2021, and dividends

received from associates

in both periods.

Refer to the

“Recent
developments” section of this report for more information.

2 USD
3,432

million and USD
5,393

million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 June
2021 and 30 June 2020, respectively.

Refer to “Note 23 Restricted and transferred financial assets”

in the “Consolidated financial statements” section of the Annual

Report 2020 for more information.

3 Includes
only balances with an original maturity of three months or less.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim

consolidated financial statements (unaudited)
Note 1

Basis of accounting and other financial reporting effects
Basis of preparation
The

consolidated

financial

statements (the

financial

statements)
of

UBS

Group

AG

and

its

subsidiaries

(together,

“UBS”

or

the
“Group”)

are

prepared

in

accordance

with

International
Financial

Reporting

Standards

(IFRS),

as

issued

by

the
International

Accounting

Standards

Board

(the

IASB),

and

are
presented in US dollars

(USD). These interim financial

statements
are

prepared

in

accordance

with

IAS

34,
Interim

Financial
Reporting
.
In

preparing

these

interim

financial

statements,

the

same
accounting

policies

and

methods

of

computation

have

been
applied

as

in

the

UBS

Group

AG

consolidated

annual

financial
statements for

the period

ended 31 December

2020, except

for
the

changes

described

in

this

Note.

These

interim

financial
statements

are

unaudited

and

should

be

read

in

conjunction
with UBS

Group AG’s

audited consolidated

financial statements
included

in

the

Annual

Report

2020,

and

the

“Management
report”

sections

of

this

report.

In

the

opinion

of

management,
all

necessary

adjustments

were

made

for

a

fair

presentation

of
the

Group’s

financial

position,

results

of

operations

and

cash
flows.

Preparation of these interim financial statements requires
management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information.
Actual results in the future could differ from such estimates and differences may be material to the financial statements.
Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting
policies” in the “Consolidated financial statements” section of the Annual Report 2020
.
Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate
Benchmark Reform – Phase 2)

On

1 January

2021,

UBS

adopted
Interest

Rate

Benchmark
Reform – Phase 2,

Amendments to IFRS 9,

IAS 39, IFRS 7,

IFRS 4
and IFRS 16
, addressing a number of issues

in financial reporting
areas

that

arise

when

interbank

offered

rates
  ( IBOR s)   are
reformed or replaced.
The amendments provide

a practical expedient

which permits
certain

changes

in

the

contractual

cash

flows

of

debt
instruments

attributable

to

the

repl
acement

of

IBOR
s   with
alternative reference rates (ARRs)
to

be

accounted

for
prospectively by

updating the instrument’s

effective interest rate
(EIR) ,
provided

(
i
)

the

change

is

necessary

as

a

direct
consequence

of

IBOR

reform

and

(ii)

the

new

basis

for
determining

the

contractual

cash

flows

is

economically
equivalent to the previous basis.
UBS

adopted

the
amendments,

which

provide

a
  practical
expedient
with

no

material

effect

on

the

Group’s

financial
statements.

Note 1

Basis of accounting and other financial reporting effects (continued)
Furthermore,

the

amendments

provide

various

hedge
accounting reliefs, with the following expected to benefit UBS.
–

Risk components
The

amendments

permit

UBS

to

designate

an

alternative
benchmark

rate

as

a

non-contractually

specified

risk
component, even if it is

not separately identifiable at the

date
when

it

is

designated,

provided

UBS

can

reasonably

expect
that

it

will

meet

the

requirements

within

24

months

of

the
first

designation

and

the

risk

component

is

reliably
measurable.

As

of

30 June

2021,

the

alternative

benchmark
rates that UBS

has designated as the

hedged risk in

fair value
hedges

of

interest

rate

risk

related

to

debt

instruments

and
cash

flow

hedges

of

forecast

transactions

were

the

Secured
Overnight

Financing

Rate

(
SOFR ) ,
the

Swiss

Average

Rate
Overnight (SARON)

and the Sterling

Overnight Index Average
(
SONIA).

The

designated

notionals

were

USD

11
b illio n ,
USD
1.1

billion and USD
0.7

billion, respectively.
–

Hedge designation
Following

amendments

to

the

hedge

documentation
  to
reflect the change in designation relating to IBOR reform, UBS will continue its hedge relationships provided the other hedge accounting

criteria

and

requirements

of

the
p hase   2
amendment

are

met.

As

of

30 June

2021,

no

such

changes
have been made.
–

Amounts accumulated in the cash flow hedge reserve

Upon changing

the hedge

designation as

set out

above, the
accumulated

amounts

in

the

cash

flow

hedge

reserve

are
assumed to

be based

on the

alternative benchmark

rate. For
discontinued

hedging

relationships,

when

the

interest

rate
benchmark

on

which

the

hedged

future

cash

flows

were
based

is

changed

as

required

by

IBOR

reform,

the

amount
accumulated in

the cash

flow hedge

reserve is

also assumed
to

be

based

on

the

alternative

benchmark

rate

for

the
purpose

of

assessing

whether

the

hedged

future

cash

flows
are

still

expected

to

occur.

As

of
3 0   June
2021,

no

such
changes have been made.
–

Retrospective

effectiveness

assessment

as

applied

to

hedges
designated under IAS 39

U
pon

the

end

of

the
p hase   1 relief
for

effectiveness
assessment UBS may

elect to reset

to zero the

cumulative fair
value

changes

of

the

hedged

item

and

hedging

instrument
for the purpose of

assessing the retrospective effectiveness

of
a hedging

relationship. As

of 30 June

2021, no

such election
has been made.
›
Refer to “Note 25 Hedge accounting”

in the “Consolidated
financial statements” section of the

Annual Report 2020 for
details about phase 1 accounting reliefs

The

amendments

also

introduced

additional

disclosure
requirements regarding the
Group’s

management

of

the
transition

to

alternative

benchmark

rates,

its

progress

at

the
reporting date

and the

risks to

which it

is exposed

arising from
financial instruments because of the transition.
›

Refer to Note 13 for more information

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2

Segment reporting
UBS’s

businesses

are

organized

globally

into

four

business
divisions:

Global

Wealth

Management,

Personal

&

Corporate
Banking,

Asset Management

and the

Investment Bank.

All four
business divisions

are supported

by Group

Functions and

qualify
as

reportable

segments

for

the

purpose

of

segment

reporting.
Together

with

Group

Functions

they

reflect

the

management
structure of the Group.

›

Refer to “Note 2 Segment reporting” in the “Consolidated
financial statements” section of the

Annual Report 2020 for
more information about the Group’s reporting segments

USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group
Functions UBS
For the six months ended 30 June 2021
Net interest income

2,023
1,039
(7)
244
(58)
3,241
Non-interest income
7,583
1,063
1,310
4,476
(99)
14,333
Income
9,606
2,102
1,303
4,720
(158)
17,574
Credit loss (expense) / release
16
69
0
23
(1)
108
Total operating income

9,622
2,171
1,303
4,743
(158)
17,681
Total operating expenses
6,918
1,284
820
3,663
105
12,790
Operating profit / (loss) before tax
2,704
888
482
1,080
(263)
4,891
Tax expense / (benefit)

1,053
Net profit / (loss)
3,838
As of 30 June 2021
Total assets
375,076
221,958
29,468
343,886
116,130
1,086,519
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group
Functions UBS
For the six months ended 30 June 2020
Net interest income
2,054
1,029
(9)
3
(354)
2,722
Non-interest income
6,553
886
1,048
4,914
(246)
13,155
Income
8,606
1,914
1,038
4,917
(600)
15,877
Credit loss (expense) / release
(117)
(187)
0
(200)
(35)
(540)
Total operating income

8,489
1,727
1,038
4,718
(635)
15,337
Total operating expenses
6,391
1,155
724
3,396
80
11,747
Operating profit / (loss) before tax
2,098
572
314
1,321
(715)
3,591
Tax expense / (benefit)

757
Net profit / (loss)
2,833
As of 31 December 2020
Total assets
367,714
231,657
28,589
369,683
128,122
1,125,765

Note 3

Net interest income
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits
1
1,612
1,584
1,632
3,197
3,500
Interest income from securities financing transactions
2
126
135
202
261
569
Interest income from other financial instruments measured

at amortized cost
68
73
87
141
176
Interest income from debt instruments measured at fair

value through other comprehensive income
16
35
35
51
52
Interest income from derivative instruments designated as cash flow hedges

284
268
178
553
290
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
2,106
2,097
2,133
4,203
4,588
Interest expense on loans and deposits
3
136
137
244
273
707
Interest expense on securities financing transactions
4
293
258
224
551
443
Interest expense on debt issued
381
411
596
792
1,272
Interest expense on lease liabilities
26
27
27
53
56
Total interest expense from financial instruments measured at amortized cost
836
833
1,092
1,669
2,478
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
1,270
1,264
1,041
2,535
2,110
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading
193
200
242
393
442
Net interest income from brokerage balances
216
197
182
412
318
Net interest income from securities financing transactions at fair value not held for trading
5
12
12
18
24
51
Interest income from other financial instruments at fair

value not held for trading
75
96
153
170
355
Interest expense on other financial instruments designated

at fair value
(138)
(155)
(244)
(294)
(555)
Total net interest income from financial instruments measured at fair value through profit or loss
357
349
351
706
612
Total net interest income
1,628
1,613
1,392
3,241
2,722
1 Consists of interest income from cash and balances at central banks, loans and advances to banks and

customers, and cash collateral receivables on

derivative instruments, as well as negative interest

on amounts
due to banks,

customer deposits, and

cash collateral payables

on derivative instruments.

2 Includes interest income

on receivables from

securities financing transactions

and negative interest,

including fees,

on
payables from securities financing transactions.

3 Consists of interest expense on

amounts due to banks,

cash collateral payables on

derivative instruments, and

customer deposits, as well

as negative interest on
cash and balances

at central

banks, loans

and advances

to banks,

and cash

collateral receivables

on derivative

instruments.

4 Includes interest

expense on

payables from

securities financing

transactions and
negative interest, including fees, on receivables from securities financing transactions.

5 Includes interest expense on securities financing transactions designated at fair value.

Note 4

Net fee and commission income
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Fee and commission income
Underwriting fees
387
392
257
780
456
of which: equity underwriting fees
262
275
123
537
230
of which: debt underwriting fees
126
117
133
243
227
M&A and corporate finance fees
330
238
117
568
335
Brokerage fees
1,037
1,358
959
2,395
2,204
Investment fund fees
1,405
1,436
1,197
2,842
2,492
Portfolio management and related services
2,426
2,284
1,813
4,710
3,872
Other
455
461
387
916
848
Total fee and commission income
1
6,041
6,169
4,729
12,210
10,207
of which: recurring
3,823
3,620
2,980
7,443
6,320
of which: transaction-based
2,176
2,454
1,674
4,631
3,773
of which: performance-based
42
94
75
136
114
Fee and commission expense
Brokerage fees paid
74
68
63
142
149
Distribution fees paid
153
132
144
285
300
Other
258
277
212
535
426
Total fee and commission expense
484
478
419
962
875
Net fee and commission income
5,557
5,691
4,311
11,248
9,332
of which: net brokerage fees
963
1,290
896
2,253
2,055
1 Reflects third-party fee and commission income for

the second quarter of 2021 of USD
3,585

million for Global Wealth Management

(first quarter of 2021: USD
3,673

million; second quarter of 2020: USD
2,809
million), USD
399

million for

Personal

& Corporate

Banking (first

quarter of

2021: USD
389

million; second

quarter of

2020: USD
313

million), USD
805

million for

Asset Management

(first quarter

of 2021:
USD
815

million; second quarter

of 2020: USD
700

million), USD
1,243

million for the

Investment Bank (first

quarter of 2021:

USD
1,278

million; second quarter

of 2020: USD
872

million) and USD
9

million for
Group Functions (first quarter of 2021: USD
15

million; second quarter of 2020: USD
36

million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 5

Personnel expenses
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Salaries and variable compensation
2,945
2,871
2,696
5,816
5,258
Financial advisor compensation
1
1,183
1,170
941
2,353
2,035
Contractors
98
98
91
196
176
Social security
241
268
228
508
439
Post-employment benefit plans
173
2
265
202
439
438
Other personnel expenses
132
128
123
260
258
Total personnel expenses
4,772
4,801
4,283
9,573
8,604
1 Financial advisor

compensation consists of

grid-based compensation based

directly on compensable

revenues generated by

financial advisors and

supplemental compensation calculated

on the basis

of financial
advisor productivity, firm tenure,

assets and other variables.

It also includes expenses related to

compensation commitments with financial advisors

entered into at the time of

recruitment that are subject to vesting
requirements.

2 Includes curtailment

gains of USD
59

million, which represent

a reduction

in the defined

benefit obligation related

to the Swiss

pension plan

resulting from a

decrease in headcount

following
restructuring activities.

Note 6

General and administrative expenses
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Outsourcing costs
206
201
207
407
422
IT expenses
256
266
220
522
452
Consulting, legal and audit fees
130
99
156
229
310
Real estate and logistics costs
151
152
163
302
323
Market data services
105
102
101
206
199
Marketing & communication
52
42
36
94
76
Travel and entertainment
13
9
11
21
60
Litigation, regulatory & similar matters
1
63
9
2
72
8
Other
2
126
210
167
337
346
of which: UK and German bank levies
(11)
41
3
30
17
Total general and administrative expenses
1,103
1,089
1,063
2,192
2,196
1 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14 for more information.

2 Includes charitable donations.

Note 7

Expected credit loss measurement

a) Credit loss expense

/ release
Total net

credit loss

releases were

USD
80

million in

the second
quarter

of

2021,

reflecting

an

USD
88

million

net

release

of
credit losses related to stage 1 and 2 positions and

USD
8

million
of

net

credit

loss

expenses

related

to

credit-impaired

(stage 3)
positions.

The

USD
88

million

stage 1

and

2

net

release

included

the
partial

release

of

a

post-model

adjustment

of

USD
91

million
(representing

one-third

of

the

USD
273

million

scenario-driven
model

output

effects

from

the

third

quarter

of

2020

to

the
second quarter

of 2021),

due to

the continued

positive trend

in
macroeconomic scenario input data.
Stage 3 net credit loss expenses were USD
8

million, including
USD
3

million

net

expenses

in

the

Investment

Bank

and

USD
5
million

net

expenses

in

Personal

&

Corporate

Banking,

across
various corporate lending positions.

Credit loss (expense) / release
USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the quarter ended 30.6.21
Stages 1 and 2
13
51
0
24
(1)
88
Stage 3
0
(5)
0
(3)
0
(8)
Total credit loss (expense) / release
14
46
0
21
(1)

80

Note 7

Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs
Scenarios

The

expected credit

loss (ECL)

scenarios,

along with

the related
macroeconomic

factors,

were updated

and

reviewed

in light

of
the

economic

and

political

conditions prevailing

for

the

second
quarter of

2021 through

a series

of governance

meetings, with
input and feedback from

UBS risk and finance experts across

the
business divisions and regions.

Effective from the

second quarter
of

2021,

management

has

included

an

upside

scenario

and

a
mild

downside

scenario

in

the

ECL

calculation

similar

to

the
approach applied before the COVID-19 pandemic, as uncertainty regarding future

economic developments and the

related effects
on

models

further

d
ecline
and

post
-
model

adjustment

levels
decrease.
The

upside

scenario

assumes
that
positive

developments
regarding

COVID-19 enable

economic activity

to

rebound

more
quickly than expected,

supported by significant

improvements in
business

and

consumer

activity.

Structural

changes

from

the
lockdown

period

and

accelerated

technology

uptake

increase
productivity and help

to keep growth

buoyant beyond the

initial
rebound

in

activity.

Underlying

macroeconomic

conditions
improve, and asset values increase substantially.
The

mild

downside

scenario

assumes

a

shift

in

sentiment
caused

by

higher-than-expected

inflation

and

the

Federal
Reserve’s

intention

to

begin

tapering

its

quantitative

easing
program.

Long
-
term

interest
rates
rise

sharply
and equities
decline

as

market

volatility

ensues.

Economic

activity

slows
across the globe,

causing a mild recession.
The

baseline and

severe downside

scenarios included

slightly
more optimistic assumptions compared with those

applied in the
first

quarter

of

2021,

reflecting

improvements

in

economic
activity,

greater optimism

regarding the

availability and

effective
distribution

of

COVID-19

vaccines,

and

continued

government
support.

The

baseline

scenario

assumptions

on

a

calendar-year
basis are included in the table below.

Scenario weights and post-model adjustments
Management applied the following scenario weightings effective from

the

second

quarter

of

2021:

upside

at
5
%,

baseline

at
55
%, mild downside

at
10
% and severe

downside at
30
%. This
compared

with

a

baseline

scenario

weighting

of
60
%

and

a
severe

downside scenario

weighting of
40
% applied

in the

first
quarter

of

2021.

The

incorporation

of

the

two

new

scenarios
and

the

applied

weightings

did

not

have

a

material

effect

on
allowances and provisions.
In

addition,

more

than

one

year

after

the

exceptional
circumstances

of

the

COVID-19 pandemic

began,

management
has

released

one-third

(USD
91

million)

of

the

USD
273

million
post-model adjustment

for scenario-driven

model output

effects
into

profit

or

loss

in

the

second

quarter

of

2021,

following

a
portfolio

level

review,

which

supported

partial

overlay

releases,
particularly

in

real

estate

and

large

corporate

segments.

This
decision

was

made

following

a

continued

positive

trend

in
macroeconomic

scenario

input

data

(from

the

third

quarter

of
2020

to

the

second

quarter

of

2021),

as

well

as

positive
vaccination

developments

and

gradual

lifting

of

lockdowns

in
many

economies.

Two-thirds

of

the

post-model

adjustment

for
scenario -
driven

model

output

effects
  ( USD
183
  m illion )   w as
retained,

given the

heightened level

of uncertainty

that remains
with

regard to

the ultimate

effects of

the crisis.

This recognizes
that new

challenges are

frequently arising

in the

context of

the
pandemic, for example, the spread of new variants of COVID-19, inflationary

pressure

from

supply

chain

disruption

and

surging
demand, and the risk

of potential tail effects as

government and
central bank support winds down.

Baseline
Key parameters 2020 2021 2022
Real GDP growth (annual percentage change)
United States
(3.6)
6.9
5.9
Eurozone
(7.4)
4.3
5.3
Switzerland
(4.5)
3.3
3.0
Unemployment rate (%, annual average)
United States
8.1
5.4
4.4
Eurozone
8.5
8.6
8.1
Switzerland
3.2
3.3
3.1
Real estate (annual percentage change, Q4)
United States

3.4
6.5
2.9
Eurozone
(0.3)
2.9
1.0
Switzerland
4.0
5.0
1.0

Economic scenarios and weights applied

ECL scenario Assigned weights in %
30.6.21 31.3.21 31.3.20
Upside
5.0
0.0
0.0
Baseline
55.0
60.0
70.0
Mild downside
10.0
0.0
0.0
Severe downside

30.0
40.0
30.0

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions
The

tables
below

and
on

the

following

pages

provide
information

about

financial

instruments

and

certain

non-
financial

instruments

that

are

subject

to

ECL

requirements.

For
amortized-cost instruments,

the carrying

amount represents

the
maximum

exposure

to

credit

risk,

taking

into

account

the
allowance

for

credit

losses.

Financial

assets

measured

at

fair
value

through

other

comprehensive

income

(FVOCI)

are

also
subject to

ECL; however,

unlike amortized-cost

instruments, the
allowance

for

credit

losses

for

FVOCI

instruments

does

not
reduce

the

carrying

amount

of

these

financial

assets.

Instead,
the

carrying

amount

of

financial

assets

measured

at

FVOCI
represents the maximum exposure to credit risk.
In

addition

to

on-balance

sheet

financial

assets,

certain

off-
balance sheet

and other

credit lines are

also subject

to ECL. The
maximum exposure

to

credit risk

for

off-balance

sheet financial
instruments

is

calculated

based

on

the

maximum

contractual
amounts.

USD million 30.6.21
Carrying amount¹ / Total exposure ECL allowances / provisions
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
160,672
160,672
0
0
0
0
0
0
Loans and advances to banks
16,500
16,457
42
0
(8)
(6)
(1)
(1)
Receivables from securities financing transactions
83,494
83,494
0
0
(3)
(3)
0
0
Cash collateral receivables on derivative instruments
29,785
29,785
0
0
0
0
0
0
Loans and advances to customers
390,126
369,810
18,403
1,913
(950)
(124)
(156)
(670)
of which: Private clients with mortgages
147,827
137,851
9,140
836
(139)
(26)
(76)
(37)
of which: Real estate financing
42,627
37,950
4,663
14
(49)
(17)
(32)
0
of which: Large corporate clients
14,294
12,671
1,229
395
(246)
(20)
(19)
(207)
of which: SME clients
14,116
11,753
1,814
549
(291)
(20)
(19)
(253)
of which: Lombard
146,167
146,135
0
32
(35)
(6)
0
(29)
of which: Credit cards
1,611
1,255
327
28
(34)
(9)
(9)
(16)
of which: Commodity trade finance
3,399
3,345
38
16
(103)
(5)
0
(98)
Other financial assets measured at amortized cost
27,143
26,398
436
309
(124)
(30)
(9)
(86)
of which: Loans to financial advisors
2,415
1,924
197
295
(103)
(23)
(6)
(74)
Total financial assets measured at amortized cost
707,720
686,616
18,882
2,222
(1,085)
(163)
(166)
(757)
Financial assets measured at fair value through other comprehensive income
7,775
7,775
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
715,496
694,392
18,882
2,222
(1,085)
(163)
(166)
(757)
Off-balance sheet (in scope of ECL)
Guarantees
17,457
15,719
1,580
158
(52)
(15)
(9)
(27)
of which: Large corporate clients
3,142
1,995
1,035
112
(13)
(3)
(3)
(7)
of which: SME clients
1,269
1,002
222
46
(13)
(1)
(1)
(12)
of which: Financial intermediaries and hedge funds

7,465
7,257
208
0
(16)
(10)
(5)
0
of which: Lombard
2,166
2,166
0
0
(1)
0
0
(1)
of which: Commodity trade finance
2,372
2,342
30
0
(2)
(1)
0
(1)
Irrevocable loan commitments
37,751
34,505
3,064
181
(118)
(69)
(49)
0
of which: Large corporate clients
22,464
19,621
2,718
125
(103)
(61)
(42)
0
Forward starting reverse repurchase and securities borrowing agreements
8,253
8,253
0
0
0
0
0
0
Committed unconditionally revocable credit lines
38,796
35,201
3,526
68
(36)
(28)
(8)
0
of which: Real estate financing
6,542
6,135
407
0
(5)
(4)
(1)
0
of which: Large corporate clients
4,383
2,924
1,434
25
(7)
(4)
(3)
0
of which: SME clients
5,173
4,498
643
32
(14)
(12)
(2)
0
of which: Lombard
8,632
8,632
0
0
0
0
0
0
of which: Credit cards
9,298
8,825
464
9
(6)
(5)
(2)
0
of which: Commodity trade finance
251
251
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,281
5,260
20
1
(3)
(2)
(1)
0
Total off-balance sheet financial instruments and other credit lines
107,537
98,938
8,191
408
(209)
(114)
(67)
(27)
Total allowances and provisions
(1,294)
(277)
(233)
(784)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 7

Expected credit loss measurement (continued)

USD million 31.3.21
Carrying amount¹ / Total exposure ECL allowances / provisions
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
158,914
158,914
0
0
0
0
0
0
Loans and advances to banks
18,448
18,387
61
0
(12)
(8)
(3)
(1)
Receivables from securities financing transactions
82,384
82,385
0
0
(3)
(3)
0
0
Cash collateral receivables on derivative instruments
35,046
35,046
0
0
0
0
0
0
Loans and advances to customers
376,798
355,787
18,995
2,016
(993)
(138)
(184)
(671)
of which: Private clients with mortgages
142,611
132,636
9,118
857
(158)
(37)
(86)
(35)
of which: Real estate financing
41,092
36,099
4,979
15
(56)
(15)
(41)
0
of which: Large corporate clients
13,305
11,155
1,673
477
(271)
(28)
(28)
(216)
of which: SME clients
14,034
11,620
1,886
527
(283)
(19)
(19)
(246)
of which: Lombard
141,139
141,112
0
27
(34)
(5)
0
(30)
of which: Credit cards
1,392
1,063
301
28
(33)
(9)
(8)
(16)
of which: Commodity trade finance
3,695
3,663
16
15
(101)
(5)
0
(96)
Other financial assets measured at amortized cost
26,770
26,036
314
420
(125)
(32)
(7)
(86)
of which: Loans to financial advisors
2,473
1,961
107
405
(104)
(26)
(4)
(75)
Total financial assets measured at amortized cost
698,361
676,554
19,371
2,436
(1,133)
(180)
(195)
(758)
Financial assets measured at fair value through other comprehensive income
8,100
8,100
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
706,460
684,654
19,371
2,436
(1,133)
(180)
(195)
(758)
Off-balance sheet (in scope of ECL)
Guarantees
17,493
15,377
1,952
164
(59)
(15)
(15)
(29)
of which: Large corporate clients
3,425
2,025
1,281
119
(17)
(3)
(5)
(9)
of which: SME clients
1,243
936
262
45
(12)
0
(1)
(11)
of which: Financial intermediaries and hedge funds

7,579
7,304
275
0
(18)
(9)
(9)
0
of which: Lombard
2,136
2,136
0
0
(2)
0
0
(1)
of which: Commodity trade finance
2,057
2,031
26
0
(4)
(1)
0
(3)
Irrevocable loan commitments
38,137
34,312
3,730
95
(138)
(75)
(63)
0
of which: Large corporate clients
22,943
19,600
3,278
65
(121)
(68)
(54)
0
Forward starting reverse repurchase and securities borrowing agreements
5,988
5,988
0
0
0
0
0
0
Committed unconditionally revocable credit lines
39,424
35,311
4,023
89
(45)
(27)
(18)
0
of which: Real estate financing
7,227
6,786
432
9
(11)
(5)
(6)
0
of which: Large corporate clients
4,429
2,713
1,690
25
(9)
(3)
(6)
0
of which: SME clients
5,036
4,120
878
39
(14)
(11)
(3)
0
of which: Lombard
8,566
8,566
0
0
(1)
(1)
0
0
of which: Credit cards
9,175
8,695
469
11
(6)
(5)
(1)
0
of which: Commodity trade finance
322
322
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,824
5,785
34
5
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
106,865
96,773
9,738
354
(245)
(121)
(95)
(29)
Total allowances and provisions
(1,378)
(301)
(290)
(787)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7

Expected credit loss measurement (continued)

USD million 31.12.20
Carrying amount¹ / Total exposure ECL allowances / provisions
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
158,231
158,231
0
0
0
0
0
0
Loans and advances to banks
15,444
15,260
184
0
(16)
(9)
(5)
(1)
Receivables from securities financing transactions
74,210
74,210
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
32,737
32,737
0
0
0
0
0
0
Loans and advances to customers
379,528
356,948
20,341
2,240
(1,060)
(142)
(215)
(703)
of which: Private clients with mortgages
148,175
138,769
8,448
959
(166)
(35)
(93)
(39)
of which: Real estate financing
43,429
37,568
5,838
23
(63)
(15)
(44)
(4)
of which: Large corporate clients
15,161
12,658
2,029
474
(279)
(27)
(40)
(212)
of which: SME clients
14,872
11,990
2,254
628
(310)
(19)
(23)
(268)
of which: Lombard
133,850
133,795
0
55
(36)
(5)
0
(31)
of which: Credit cards
1,558
1,198
330
30
(38)
(11)
(11)
(16)
of which: Commodity trade finance
3,269
3,214
43
12
(106)
(5)
0
(101)
Other financial assets measured at amortized cost
27,194
26,377
348
469
(133)
(34)
(9)
(90)
of which: Loans to financial advisors
2,569
1,982
137
450
(108)
(27)
(5)
(76)
Total financial assets measured at amortized cost
687,345
663,763
20,873
2,709
(1,211)
(187)
(229)
(795)
Financial assets measured at fair value through other comprehensive income
8,258
8,258
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
695,603
672,021
20,873
2,709
(1,211)
(187)
(229)
(795)
Off-balance sheet (in scope of ECL)
Guarantees
17,081
14,687
2,225
170
(63)
(14)
(15)
(34)
of which: Large corporate clients
3,710
2,048
1,549
113
(20)
(4)
(5)
(12)
of which: SME clients
1,310
936
326
48
(13)
(1)
(1)
(11)
of which: Financial intermediaries and hedge funds

7,637
7,413
224
0
(17)
(7)
(9)
0
of which: Lombard
641
633
0
8
(2)
0
0
(2)
of which: Commodity trade finance
1,441
1,416
25
0
(2)
(1)
0
0
Irrevocable loan commitments
41,372
36,894
4,374
104
(142)
(74)
(68)
0
of which: Large corporate clients
24,209
20,195
3,950
64
(121)
(63)
(58)
0
Forward starting reverse repurchase and securities borrowing agreements
3,247
3,247
0
0
0
0
0
0
Committed unconditionally revocable credit lines
40,134
35,233
4,792
108
(50)
(29)
(21)
0
of which: Real estate financing
6,328
5,811
517
0
(12)
(5)
(7)
0
of which: Large corporate clients
4,909
2,783
2,099
27
(9)
(2)
(7)
0
of which: SME clients
5,827
4,596
1,169
63
(16)
(12)
(4)
0
of which: Lombard
9,671
9,671
0
0
0
(1)
0
0
of which: Credit cards
8,661
8,220
430
11
(8)
(6)
(2)
0
of which: Commodity trade finance
242
242
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
3,282
3,277
5
0
(2)
(2)
0
0
Total off-balance sheet financial instruments and other credit lines
105,116
93,337
11,396
382
(257)
(119)
(104)
(34)
Total allowances and provisions
(1,468)
(306)
(333)
(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

Note 7

Expected credit loss measurement (continued)
The

table

below

provides

information

about

the

ECL

gross
exposure and the

ECL coverage ratio for

our core loan

portfolios
(i.e.,
Loans

and

advances

to

customers
and

Loans

to

financial
advisors
)

and

relevant

off-balance

sheet

exposures.
Cash

and
balances

at

central

banks
,
Loans

and

advances

to

banks
,
Receivables from securities financing transactions
,
Cash collateral
receivables

on

derivative

instruments
  and
Financial

assets
measured at fair

value through other

comprehensive income

are
not included

in the

table below,

due to

their lower

sensitivity to
ECL.
ECL

coverage

ratios are

calculated by

taking ECL

allowances
and

provisions

divided

by

the

gross

carrying

amount

of

the
exposures
.

Coverage ratios for core loan portfolio 30.6.21
Gross carrying amount (USD million) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
147,966
137,877
9,216
874
9
2
82
427
Real estate financing
42,677
37,967
4,696
14
12
4
69
101
Large corporate clients
14,540
12,691
1,247
602
169
16
151
3,446
SME clients
14,407
11,772
1,833
802
202
17
102
3,152
Lombard
146,202
146,141
0
61
2
0
0
4,698
Credit cards
1,644
1,264
336
44
205
72
261
3,608
Commodity trade finance
3,503
3,350
38
114
295
15
2
8,605
Other loans and advances to customers
20,137
18,871
1,193
73
26
11
13
4,051
Loans to financial advisors
2,518
1,946
202
369
408
116
290
2,016
Total
1
393,594
371,880
18,762
2,952
27
4
86
2,521
Gross exposure (USD million) ECL coverage (bps)
Off-balance sheet

Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
8,063
7,809
251
3
4
4
7
349
Real estate financing
8,048
7,596
452
0
9
7
49
0
Large corporate clients
29,990
24,540
5,187
262
41
27
91
278
SME clients
8,273
7,099
1,040
134
43
20
91
878
Lombard
14,736
14,735
0
0
1
0
0
0
Credit cards
9,298
8,825
464
9
7
5
33
0
Commodity trade finance
2,623
2,593
30
0
8
5
50
0
Financial intermediaries and hedge funds
10,576
10,110
466
0
17
12
120
0
Other off-balance sheet commitments
7,678
7,377
301
0
17
8
21
0
Total
2
99,284
90,685
8,191
408
21
13
82
671
1 Includes Loans and advances

to customers of USD
391,076

million and Loans to

financial advisors of

USD
2,518

million, which are presented

on the balance sheet

line Other assets measured

at amortized cost.

2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Coverage ratios for core loan portfolio 31.3.21
Gross carrying amount (USD million) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
142,770
132,673
9,204
893
11
3
93
396
Real estate financing
41,148
36,113
5,020
15
14
4
81
78
Large corporate clients
13,577
11,184
1,701
692
200
25
162
3,114
SME clients
14,317
11,639
1,905
773
198
16
98
3,179
Lombard
141,173
141,117
0
56
2
0
0
5,260
Credit cards
1,425
1,073
309
44
233
88
266
3,555
Commodity trade finance
3,796
3,668
16
111
267
14
2
8,620
Other loans and advances to customers
19,585
18,458
1,024
103
28
11
26
3,211
Loans to financial advisors
2,578
1,987
111
480
405
131
337
1,558
Total
1
380,369
357,911
19,290
3,167
29
5
97
2,355
Gross exposure (USD million) ECL coverage (bps)
Off-balance sheet

Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
7,455
7,226
217
13
6
5
16
111
Real estate financing
8,513
8,049
455
9
17
7
192
53
Large corporate clients
30,796
24,339
6,249
209
48
31
102
422
SME clients
8,101
6,626
1,367
108
41
20
70
973
Lombard
14,603
14,603
0
0
2
1
0
0
Credit cards
9,175
8,695
469
11
7
6
30
0
Commodity trade finance
2,379
2,352
26
0
18
5
28
0
Financial intermediaries and hedge funds
11,090
10,468
622
0
19
10
169
0
Other off-balance sheet commitments
8,764
8,428
332
4
14
7
23
0
Total
2
100,877
90,785
9,738
354
24
13
98
831
1 Includes Loans and advances

to customers of USD
377,791

million and Loans to

financial advisors of USD
2,578

million, which are presented

on the balance sheet

line Other assets measured

at amortized cost.

2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio
31.12.20
Gross carrying amount (USD million) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
148,341
138,803
8,540
998
11
2
108
390
Real estate financing
43,492
37,583
5,883
27
15
4
75
1,414
Large corporate clients
15,440
12,684
2,069
686
181
21
192
3,089
SME clients
15,183
12,010
2,277
896
204
16
101
2,991
Lombard
133,886
133,800
0
86
3
0
0
3,592
Credit cards
1,596
1,209
342
46
240
91
333
3,488
Commodity trade finance
3,375
3,219
43
113
315
16
2
8,939
Other loans and advances to customers
19,274
17,781
1,402
91
31
14
25
3,563
Loans to financial advisors
2,677
2,009
142
526
404
135
351
1,446
Total
1
383,266
359,099
20,697
3,470
30
5
106
2,247
Gross exposure (USD million) ECL coverage (bps)
Off-balance sheet

Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
6,285
6,083
198
3
7
6
16
197
Real estate financing
7,056
6,576
481
0
21
9
185
0
Large corporate clients
32,828
25,026
7,598
205
46
27
92
565
SME clients
9,121
7,239
1,734
148
40
19
63
779
Lombard
14,178
14,170
0
8
2
1
0
1,941
Credit cards
8,661
8,220
430
11
9
8
44
0
Commodity trade finance
1,683
1,658
25
0
10
8
15
0
Financial intermediaries and hedge funds
7,690
7,242
448
0
26
13
248
166
Other off-balance sheet commitments
14,366
13,876
482
8
13
7
11
0
Total
2
101,869
90,090
11,396
382
25
13
91
894
1 Includes Loans and advances

to customers of USD
380,589

million and Loans to

financial advisors of USD
2,677

million, which are presented

on the balance sheet

line Other assets measured

at amortized cost.

2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 8

Fair value measurement
This Note

provides fair

value measurement

information for

both
financial

and

non-financial

instruments

and

should

be

read

in
conjunction

with

“Note

21

Fair

value

measurement”

in

the
“Consolidated

financial

statements”

section

of

the

Annual
Report

2020, which

provides more

information about

valuation
principles,

valuation

governance,

fair

value

hierarchy
classification,

valuation

adjustments,

valuation

techniques

and
inputs,

sensitivity

of

fair

value

measurements,

and

methods
applied

to

calculate

fair

values

for

financial

instruments

not
measured at fair value.
›
Refer to the “Balance sheet and off-balance sheet”

section of
this report for more information about quarter-on-quarter
balance sheet movements
All

financial and

non-financial assets

and

liabilities measured
or

disclosed

at

fair

value

are

categorized

into

one

of

three

fair
value

hierarchy

levels.

In

certain

cases,

the

inputs

used

to
measure

fair

value

may

fall

within

different

levels

of

the

fair
value hierarchy. For disclosure purposes, the level in the hierarchy within

which

the

instrument

is

classified

in

its

entirety

is

based
on the

lowest-level input

that is

significant to

the position’s

fair
value measurement:
–

Level 1
–

quoted

prices

(unadjusted)

in

active

markets

for
identical assets and liabilities;
–

Level 2
–

valuation techniques

for which

all significant

inputs
are, or are based on, observable market data; or
–

Level 3
–

valuation techniques for which

significant inputs are
not based on observable market data.

Note 8

Fair value measurement (continued)
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is summarized in

the
table below.

Determination of fair values from quoted market

prices or valuation techniques
1
30.6.21 31.3.21 31.12.20
USD million Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
103,684
16,675
2,123
122,482
101,898
16,499
2,179
120,576
107,507
15,553
2,337
125,397
of which:
Equity instruments
86,722
1,336
128
88,186
85,242
736
137
86,115
90,307
1,101
171
91,579
Government bills / bonds
8,123
1,776
10
9,910
8,384
1,890
10
10,284
9,028
2,207
10
11,245
Investment fund units
8,048
1,707
18
9,773
7,400
1,602
31
9,033
7,374
1,794
23
9,192
Corporate and municipal bonds
784
8,417
821
10,022
865
9,795
783
11,443
789
8,356
817
9,961
Loans
0
3,115
1,000
4,114
0
2,234
1,052
3,285
0
1,860
1,134
2,995
Asset-backed securities
7
323
147
478
6
242
166
415
8
236
181
425
Derivative financial instruments
795
119,348
1,479
121,622
1,141
145,508
1,633
148,282
795
157,068
1,754
159,617
of which:
Foreign exchange contracts
296
49,154
6
49,456
459
70,221
12
70,692
319
68,424
5
68,749
Interest rate contracts
0
38,104
342
38,446
0
39,529
391
39,920
0
50,353
537
50,890
Equity / index contracts
1
28,383
801
29,185
0
31,369
820
32,189
0
33,990
853
34,842
Credit derivative contracts
0
1,739
303
2,043
0
1,914
395
2,309
0
2,008
350
2,358
Commodity contracts
0
1,832
24
1,856
0
2,187
14
2,201
0
2,211
6
2,217
Brokerage receivables
0
23,010
0
23,010
0
24,201
0
24,201
0
24,659
0
24,659
Financial assets at fair value not held for trading
29,125
31,809
4,459
65,393
31,596
33,385
4,206
69,187
40,986
35,435
3,942
80,364
of which:
Financial assets for unit-linked investment
contracts
21,974
9
8
21,991
21,162
0
3
21,166
20,628
101
2
20,731
Corporate and municipal bonds
88
16,009
333
16,430
98
15,114
334
15,547
290
16,957
372
17,619
Government bills / bonds
6,640
3,331
0
9,971
9,985
3,970
0
13,956
19,704
3,593
0
23,297
Loans
0
5,626
1,087
6,712
0
6,900
1,093
7,993
0
7,699
862
8,561
Securities financing transactions
0
6,203
201
6,404
0
6,811
119
6,930
0
6,629
122
6,751
Auction rate securities
0
0
1,563
1,563
0
0
1,587
1,587
0
0
1,527
1,527
Investment fund units
317
613
120
1,051
263
589
99
951
278
447
105
831
Equity instruments
105
18
594
717
86
0
530
616
86
0
544
631
Other
0
0
554
554
0
0
441
441
0
10
408
418
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
2,165
5,611
0
7,775
2,154
5,946
0
8,100
1,144
7,114
0
8,258
of which:
Asset-backed securities
0
5,200
0
5,200
0
5,480
0
5,480
0
6,624
0
6,624
Government bills / bonds
2,121
44
0
2,165
2,115
43
0
2,159
1,103
47
0
1,150
Corporate and municipal bonds
44
367
0
411
38
423
0
461
40
444
0
485
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
5,470
0
0
5,470
5,709
0
0
5,709
6,264
0
0
6,264
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
1
67
68
0
1
247
248
0
1
245
246
Total assets measured at fair value
141,238
196,453
8,129
345,820
142,498
225,540
8,266
376,304
156,696
239,831
8,278
404,805

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.6.21 31.3.21 31.12.20
USD million Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
27,038
6,216
94
33,348
30,887
6,114
61
37,062
26,888
6,652
55
33,595
of which:
Equity instruments
20,826
387
75
21,288
26,190
151
50
26,392
22,519
425
40
22,985
Corporate and municipal bonds
37
4,592
13
4,642
32
4,718
7
4,757
31
4,048
9
4,089
Government bills / bonds
5,727
620
0
6,347
4,168
807
0
4,975
3,642
1,036
0
4,678
Investment fund units
442
581
6
1,028
492
397
3
891
696
1,127
5
1,828
Derivative financial instruments
754
117,983
2,950
121,686
1,404
141,518
3,114
146,036
746
156,884
3,471
161,102
of which:
Foreign exchange contracts
280
47,048
59
47,387
541
67,043
54
67,638
316
70,149
61
70,527
Interest rate contracts
0
32,177
526
32,703
0
33,501
546
34,046
0
43,389
527
43,916
Equity / index contracts
9
34,431
1,902
36,342
0
36,614
2,070
38,684
0
38,870
2,306
41,176
Credit derivative contracts
0
2,000
392
2,392
0
2,139
369
2,508
0
2,403
528
2,931
Commodity contracts
0
2,034
51
2,085
0
1,907
59
1,966
0
2,003
24
2,027
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
39,129
0
39,129
0
45,600
0
45,600
0
38,742
0
38,742
Debt issued designated at fair value
0
60,321
14,744
75,065
0
53,900
12,635
66,535
0
50,273
10,970
61,243
Other financial liabilities designated at fair value
0
30,032
610
30,642
0
28,310
545
28,855
0
29,671
716
30,387
of which:
Financial liabilities related to unit-linked
investment contracts
0
22,217
0
22,217
0
21,357
0
21,357
0
20,975
0
20,975
Securities financing transactions
0
6,181
3
6,184
0
5,651
0
5,651
0
7,317
0
7,317
Over-the-counter debt instruments
0
1,550
592
2,142
0
1,261
526
1,787
0
1,363
697
2,060
Total liabilities measured at fair value
27,791
253,679
18,398
299,869
32,291
275,442
16,355
324,088
27,635
282,222
15,212
325,069
1 Bifurcated

embedded derivatives

are presented

on the

same balance

sheet lines

as their

host contracts

and are

not included

in this

table. The

fair value

of these

derivatives was

not material

for the

periods
presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments and other items
The

table

below summarizes

the

valuation adjustment

reserves

recognized

on

the

balance sheet.

Details

about

each

category are
provided further below.

Valuation adjustment reserves on the balance sheet
As of
Life-to-date gain / (loss), USD million 30.6.21 31.3.21 31.12.20
Deferred day-1 profit or loss reserves
405
387
269
Own credit adjustments on financial liabilities designated at fair value
(278)
(400)
(381)
CVAs, FVAs,

DVAs and other valuation adjustments
(956)
(977)
(959)

Deferred day-1 profit or loss reserves
The

table

below

summarizes

the

changes

in

deferred

day-1
profit or loss reserves during the relevant period.

Deferred

day-1

profit

or

loss

is generally

released

into
Other
net

income

from

financial

instruments
  measur
ed

at

fair

value
through profit or loss
when pricing of

equivalent products or

the
underlying

parameters

become

observable

or

when

the
transaction is closed out.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Reserve balance at the beginning of the period
387
269
194
269
146
Profit / (loss) deferred on new transactions
97
181
121
278
239
(Profit) / loss recognized in the income statement
(79)
(63)
(72)
(142)
(141)
Foreign currency translation
0
(1)
0
(1)
(1)
Reserve balance at the end of the period
405
387
243
405
243

Note 8

Fair value measurement (continued)
Own credit
The

valuation

of

financial

liabilities

designated

at

fair

value
requires

consideration

of

the

own

credit

component

of

fair
value.

Own credit

risk is

reflected

in

the valuation

of

UBS’s fair
value

option

liabilities

where

this

component

is

considered
relevant

for

valuation

purposes

by

UBS’s

counterparties

and
other

market

participants.

However,

own

credit

risk

is

not
reflected

in

the

valuation

of

UBS’s

liabilities

that

are

fully
collateralized

or for

other obligations

for

which it

is established
market practice to not include an own credit component.

A

description

of

UBS’s

methodology

to

estimate

own

credit
and the related accounting principles is included in “Note 21 Fair value measurement”

in the

“Consolidated financial

statements”
section of the Annual Report 2020.
In the

second quarter

of 2021,

other

comprehensive income
related

to

own

credit

on

financial

liabilities

designated

at

fair
value was

positive USD
118

million, primarily

due to

a widening
of UBS’s credit spreads.

Own credit adjustments on financial liabilities

designated at fair value
Included in Other comprehensive income
For the quarter ended
Year-to-date

USD million 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
Recognized during the period:
Realized gain / (loss)

(5)
(6)
8
(11)
9
Unrealized gain / (loss)

123
(23)
(1,103)
100
53
Total gain / (loss), before tax
118
(29)
(1,095)
89
62
As of

USD million 30.6.21 31.3.21 30.6.20
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)

(278)
(400)
(31)

Credit, funding, debit and other valuation adjustments
A
description

of

UBS’s

methodology
for estimat ing   credit
valuation

adjustment
s   (CVA s
),

funding

valuation

adjustments
(FVAs),

debit

valuation

adjustments

(DVAs)

and

other

valuation
adjustments is included

in “Note 21

Fair value measurement”

in
the

“Consolidated

financial

statements”

section

of

the

Annual
Report 2020.

In

the

second

quarter

of

2021,

other

valuation

adjustments
for liquidity

decreased, primarily

due to

lower observed

levels of
risk across portfolios during the quarter.

Valuation adjustments on financial instruments
As of
Life-to-date gain / (loss), USD million 30.6.21 31.3.21 31.12.20
Credit valuation adjustments
1
(51)
(53)
(66)
Funding valuation adjustments
(58)
(58)
(73)
Debit valuation adjustments
1
1
0
Other valuation adjustments
(848)
(867)
(820)
of which: liquidity
(327)
(356)
(340)
of which: model uncertainty
(521)
(511)
(479)
1 Amounts do not include reserves against defaulted counterparties.

c) Transfers between Level 1 and Level 2
During the first six months of 2021, assets and liabilities transferred from Level 2 to Level 1, or from Level 1 to Level 2, that were held for the entire reporting period, were not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8

Fair value measurement (continued)
d) Level 3 instruments: valuation techniques and inputs
The

table

below

presents

material

Level 3

assets

and

liabilities,
together with

the valuation

techniques

used to measure

fair value,
the inputs used in a given valuation

technique that are considered
significant as of 30 June 2021

and unobservable,

and a

range of
values for

those unobservable

inputs.
The

range

of

values

represents the

highest-

and

lowest-level
inputs

used in the valuation techniques.

Therefore the range does
not reflect the

level of uncertainty regarding a

particular input or
an assessment

of the reasonableness

of the Group´s estimates

and
assumptions, but rather the different underlying characteristics of
the

relevant assets

and

liabilities held

by

the

Group. The

ranges
will

therefore

vary

from

period

to

period

and

parameter

to
parameter based

on characteristics

of the instruments

held at each
balance

sheet

date.

Further
more
,

the

ranges

of

unobservable
inputs may differ

across other financial institutions,

reflecting the
diversity

of the products

in each firm’s

inventory.
The

significant

unobservable

inputs

disclosed

in

the

table
below are

consistent with

those included

in “Note

21 Fair

value
measurement”

in

the

“Consolidated

financial

statements”
section

of

the

Annual

Report

2020.

A

description

of

the
potential

effect

that

a

change

in

each

unobservable

input

in
isolation

may

have

on

a

fair

value

measurement,

including
information

to

facilitate

an

understanding

of

factors

that

give
rise to the

input ranges shown,

is also provided

in “Note 21

Fair
value measurement”

in the

“Consolidated financial

statements”
section of the Annual Report 2020.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
30.6.21 31.12.20
USD billion 30.6.21 31.12.20 30.6.21 31.12.20 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
1.2
1.2
0.0
0.0
Relative value to
market comparable Bond price equivalent
15
143
100
1
143
100
points
Discounted expected
cash flows Discount margin
358
358
268
268
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
2.6
2.4
0.0
0.0
Relative value to
market comparable Loan price equivalent
1
101
99
0
101
99
points
Discounted expected
cash flows Credit spread
180
800
190
800
basis
points
Market comparable
and securitization
model Credit spread
28
1,558
228
40
1,858
333
basis
points
Auction rate securities
1.6
1.5
Discounted expected
cash flows Credit spread
115
222
162
100
188
140
basis
points
Investment fund units
3
0.1
0.1
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
0.7
0.7
0.1
0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
4
14.7
11.0
Other financial liabilities
designated at fair value
0.6
0.7
Discounted expected
cash flows Funding spread
35
175
42
175
basis
points
Derivative financial instruments
Interest rate contracts
0.3
0.5
0.5
0.5
Option model Volatility of interest rates
49
73
29
69
basis
points
Credit derivative contracts
0.3
0.3
0.4
0.5
Discounted expected
cash flows
Credit spreads

2
496
1
489
basis
points
Bond price equivalent
3
102
0
100
points
Equity / index contracts
0.8
0.9
1.9
2.3
Option model Equity dividend yields
0
11
0
13
%
Volatility of equity stocks,
equity and other indices
4
99
4
100
%
Equity-to-FX correlation
(30)
70
(34)
65
%
Equity-to-equity
correlation
(25)
99
(16)
100
%
1 The ranges of significant

unobservable inputs are represented in points,

percentages and basis points.

Points are a percentage of

par (e.g., 100 points

would be 100% of par).

2 Weighted averages are

provided
for non-derivative financial instruments

and were calculated by weighting

inputs based on the fair

values of the respective instruments.

Weighted averages are not

provided for inputs related to

derivative contracts,
as this would not be meaningful.

3 The range of inputs is not

disclosed, as there is a dispersion of values

given the diverse nature of the investments.

4 Debt issued designated at fair value is

composed primarily
of UBS structured notes, which

include variable maturity notes

with various equity and foreign

exchange underlying risks, rates

-linked and credit-linked

notes, all of which

have embedded derivative parameters

that
are considered to be unobservable. The equivalent

derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 8

Fair value measurement (continued)
e) Level 3 instruments: sensitivity to changes in unobservable input assumptions
The table

below summarizes

those financial

assets and

liabilities
classified

as

Level 3

for

which

a

change

in

one

or

more

of

the
unobservable

inputs

to

reflect

reasonably

possible

alternative
assumptions

would

change

fair

value

significantly,

and

the
estimated

effect

thereof.

The

table

presents

the

favorable

and
unfavorable

effects

for

each

class

of

financial

assets

and
liabilities

for

which

the

potential

change

in

fair

value

is
considered significant. The

sensitivity of fair value

measurements
for

debt

issued

designated

at

fair

value

and

over-the-counter
debt

instruments

designated

at

fair

value

is

reported

together
with the equivalent derivative or securities financing instrument.
The

sensitivity

data

shown

below

presents

an

estimation

of
valuation

uncertainty

based

on

reasonably

possible

alternative
values for

Level 3 inputs at

the balance sheet

date and does

not
represent the estimated effect

of stress scenarios.

Typically, these
financial

assets

and

liabilities

are

sensitive

to

a

combination

of
inputs

from

Levels 1–3.

Although

well-defined

interdepend-
encies

may

exist

between

Levels 1–2

and

Level 3

parameters
(e.g.,

between

interest

rates,

which

are

generally

Level 1

or
Level 2,

and

prepayments,

which

are

generally

Level 3),

these
have

not

been

incorporated

in

the

table.

Furthermore,

direct
interrelationships

between

the

Level 3

parameters

are

not

a
significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
30.6.21 31.3.21 31.12.20
USD million
Favorable
changes
Unfavorable
changes
Favorable
changes
Unfavorable
changes
Favorable
changes
Unfavorable
changes
Traded loans, loans designated at fair value, loan commitments and guarantees
22
(13)
26
(21)
29
(28)
Securities financing transactions
69
(68)
71
(51)
40
(52)
Auction rate securities
114
(114)
88
(88)
105
(105)
Asset-backed securities
48
(34)
50
(40)
41
(41)
Equity instruments
150
(120)
127
(99)
129
(96)
Interest rate derivative contracts, net
25
(14)
38
(23)
11
(16)
Credit derivative contracts, net
8
(10)
10
(10)
10
(14)
Foreign exchange derivative contracts, net
15
(9)
17
(11)
20
(15)
Equity / index derivative contracts, net
344
(324)
358
(344)
318
(294)
Other
58
(77)
77
(92)
91
(107)
Total
852
(782)
861
(779)
794
(768)

f) Level 3 instruments: movements during the period
Significant changes in Level 3 instruments
The table on the following pages presents additional information about

material

Level 3

assets

and

liabilities

measured

at

fair
value

on

a

recurring

basis.

Level 3

assets

and

liabilities

may

be
hedged

with

instruments

classified

as

Level 1

or

Level 2

in

the
fair value hierarchy and, as a result, realized and unrealized gains
and

losses

included

in

the

table

may

not

include

the

effect

of
related

hedging

activity.

Furthermore,

the

realized

and
unrealized gains and losses presented in the

table are not limited
solely

to

those

arising

from

Level 3

inputs,

as

valuations

are
generally

derived

from

both

observable

and

unobservable
parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are
presented as

if those

assets or

liabilities had

been transferred

at
the beginning of the year.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8

Fair value measurement (continued)

Movements of Level 3 instruments
Total gains / losses
included in
comprehensive income
USD billion
Balance

as of

31 December
2019
Net gains /
losses
included in
income
1
of which:
related to
Level 3
instruments
held at the
end of the
reporting
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign
currency
translation
Balance

as of

30 June
2020
Financial assets at fair value held for
trading
1.8
(0.1)
0.0
0.3
(1.0)
1.4
0.0
0.3
0.0
0.0
2.7
of which:
Investment fund units
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
Corporate and municipal bonds
0.5
0.0
0.0
0.2
(0.2)
0.0
0.0
0.2
0.0
0.0
0.8
Loans
0.8
(0.1)
0.0
0.0
(0.6)
1.4
0.0
0.0
0.0
0.0
1.6
Other
0.4
0.0
0.0
0.0
(0.2)
0.0
0.0
0.1
0.0
0.0
0.3
Derivative financial instruments –
assets
1.3
0.3
0.4
0.0
0.0
0.5
(0.5)
0.0
(0.1)
0.0
1.5
of which:
Interest rate contracts
0.3
0.2
0.2
0.0
0.0
0.0
(0.2)
0.0
0.0
0.0
0.3
Equity / index contracts
0.6
0.0
0.1
0.0
0.0
0.5
(0.2)
0.0
(0.1)
0.0
0.8
Credit derivative contracts
0.4
0.1
0.1
0.0
0.0
0.0
(0.2)
0.0
0.0
0.0
0.4
Other
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
Financial assets at fair value not held
for trading
4.0
(0.1)
(0.1)
0.5
(0.6)
0.0
0.0
0.1
0.0
0.0
3.7
of which:
Loans
1.2
0.0
0.0
0.4
(0.5)
0.0
0.0
0.0
0.0
0.0
1.0
Auction rate securities
1.5
(0.1)
(0.1)
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.4
Equity instruments
0.5
0.0
0.0
0.1
0.0
0.0
0.0
0.1
0.0
0.0
0.5
Other
0.7
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
0.0
0.0
0.8
Derivative financial instruments –
liabilities
2.0
1.2
1.1
0.0
0.0
0.5
(0.8)
0.6
(0.3)
0.0
3.3
of which:
Interest rate contracts
0.1
0.7
0.7
0.0
0.0
0.0
(0.3)
0.3
0.0
0.0
0.8
Equity / index contracts
1.3
0.2
0.2
0.0
0.0
0.5
(0.4)
0.0
(0.2)
0.0
1.4
Credit derivative contracts
0.5
0.3
0.3
0.0
0.0
0.1
(0.1)
0.3
(0.1)
0.0
0.9
Other
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.1
Debt issued designated at fair value
9.9
0.2
0.3
0.0
0.0
3.9
(3.5)
0.4
(1.0)
0.0
9.7
Other financial liabilities designated
at fair value
0.8
0.0
0.0
0.0
0.0
0.6
(0.3)
0.0
0.0
0.0
1.1
1 Net gains / losses included

in comprehensive income

are composed of Net

interest income, Other

net income from financial

instruments measured at fair

value through profit or

loss and Other income.

2 Total
Level 3 assets as of 30 June 2021 were USD
8.1

billion (31 December 2020: USD
8.3

billion). Total Level 3 liabilities as of 30 June 2021 were USD
18.4

billion (31 December 2020: USD
15.2

billion).

Note 8

Fair value measurement (continued)
Total gains / losses
included in
comprehensive income
Balance

as of
31 December
2020
2
Net gains /
losses
included in
income
1
of which:
related to
Level 3
instruments
held at the
end of the
reporting
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance

as of

30 June
2021
2
2.3
0.0
0.0
0.3
(0.8)
0.4
0.0
0.2
(0.2)
0.0
2.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.8
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.8
1.1
0.0
0.0
0.1
(0.5)
0.4
0.0
0.0
(0.2)
0.0
1.0
0.4
(0.1)
(0.1)
0.0
(0.2)
0.0
0.0
0.1
0.0
0.0
0.3
1.8
(0.2)
(0.1)
0.0
0.0
0.5
(0.4)
0.0
(0.1)
0.0
1.5
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.3
0.9
0.1
0.1
0.0
0.0
0.3
(0.4)
0.0
(0.1)
0.0
0.8
0.3
(0.1)
(0.1)
0.0
0.0
0.1
0.0
0.0
0.0
0.0
0.3
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
3.9
0.1
0.1
0.7
(0.3)
0.0
0.0
0.1
0.0
0.0
4.5
0.9
0.0
0.0
0.4
(0.1)
0.0
0.0
0.0
0.0
0.0
1.1
1.5
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
0.5
0.1
0.1
0.1
(0.1)
0.0
0.0
0.0
0.0
0.0
0.6
1.0
0.0
0.0
0.2
0.0
0.0
0.0
0.0
0.0
0.0
1.2
3.5
0.2
0.0
0.0
0.0
0.7
(1.2)
0.0
(0.2)
0.0
2.9
0.5
(0.1)
(0.1)
0.0
0.0
0.1
0.0
0.0
0.0
0.0
0.5
2.3
0.4
0.2
0.0
0.0
0.5
(1.1)
0.0
(0.2)
0.0
1.9
0.5
(0.2)
(0.2)
0.0
0.0
0.1
0.0
0.0
0.0
0.0
0.4
0.1
0.1
0.0
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.1
11.0
0.3
0.2
0.0
0.0
7.2
(2.9)
0.2
(0.8)
(0.2)
14.7
0.7
0.0
0.0
0.0
0.0
0.1
(0.2)
0.0
0.0
0.0
0.6

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8

Fair value measurement (continued)
g) Financial instruments not measured at fair value
The table below reflects the estimated fair values of financial instruments not measured at fair value
.

Financial instruments not measured at fair value
30.6.21 31.3.21 31.12.20
USD billion
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks
160.7
160.7
158.9
158.9
158.2
158.2
Loans and advances to banks
16.5
16.5
18.4
18.4
15.4
15.4
Receivables from securities financing transactions
83.5
83.5
82.4
82.4
74.2
74.2
Cash collateral receivables on derivative instruments
29.8
29.8
35.0
35.0
32.7
32.7
Loans and advances to customers
390.1
389.8
376.8
376.8
379.5
380.8
Other financial assets measured at amortized cost
27.1
27.6
26.8
27.3
27.2
28.0
Liabilities
Amounts due to banks
14.6
14.6
12.6
12.6
11.0
11.0
Payables from securities financing transactions
6.0
6.0
6.7
6.7
6.3
6.3
Cash collateral payables on derivative instruments
32.2
32.2
36.6
36.6
37.3
37.3
Customer deposits
513.3
513.3
505.4
505.5
524.6
524.7
Debt issued measured at amortized cost
139.9
142.4
144.7
147.0
139.2
141.9
Other financial liabilities measured at amortized cost
1
6.4
6.4
5.5
5.6
5.8
5.8
1 Excludes lease liabilities.

The fair

values included in

the table

above have been

calculated
for

disclosure

purposes

only.

The

valuation

techniques

and
assumptions

relate

only

to

UBS’s

financial

instruments

not
otherwise

measured

at

fair

value.

Other

institutions

may

use
different

methods

and

assumptions

for

their

fair

value
estimation,

and

therefore

such

fair

value

disclosures

cannot
necessarily

be

compared

from

one

financial

institution

to
another
.

Note 9

Derivative instruments
a) Derivative instruments
As of 30.6.21, USD billion
Derivative
financial
assets
Notional values
related to derivative
financial assets
1
Derivative
financial
liabilities
Notional values
related to derivative
financial liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate contracts
38.4
995
32.7
912
9,918
Credit derivative contracts
2.0
54
2.4
54
0
Foreign exchange contracts
49.5
3,074
47.4
2,869
2
Equity / index contracts
29.2
458
36.3
615
90
Commodity contracts
1.9
59
2.1
58
15
Loan commitments measured at FVTPL
0.0
1
0.0
11
Unsettled purchases of non-derivative financial instruments
3
0.3
29
0.3
26
Unsettled sales of non-derivative financial instruments
3
0.3
39
0.4
23
Total derivative financial instruments, based on IFRS netting
4
121.6
4,708
121.7
4,569
10,024
Further netting potential not recognized on the balance

sheet
5
(107.5)
(106.8)
of which: netting of recognized financial liabilities / assets
(86.8)
(86.8)
of which: netting with collateral received / pledged
(20.6)
(20.0)
Total derivative financial instruments, after consideration of further netting potential
14.2
14.9
As of 31.3.21, USD billion
Derivative financial instruments
Interest rate contracts
39.9
991
34.0
901
11,707
Credit derivative contracts
2.3
65
2.5
62
0
Foreign exchange contracts
70.7
3,283
67.6
3,066
2
Equity / index contracts
32.2
468
38.7
599
97
Commodity contracts
2.2
62
2.0
54
12
Loan commitments measured at FVTPL
0.0
1
0.0
9
Unsettled purchases of non-derivative financial instruments
3
0.6
26
0.3
32
Unsettled sales of non-derivative financial instruments
3
0.4
41
0.8
21
Total derivative financial instruments, based on IFRS netting
4
148.3
4,937
146.0
4,745
11,817
Further netting potential not recognized on the balance

sheet
5
(130.1)
(127.5)
of which: netting of recognized financial liabilities / assets
(105.1)
(105.1)
of which: netting with collateral received / pledged
(25.0)
(22.5)
Total derivative financial instruments, after consideration of further netting potential
18.2
18.5
As of 31.12.20, USD billion
Derivative financial instruments
Interest rate contracts
50.9
928
43.9
880
11,292
Credit derivative contracts
2.4
58
2.9
65
0
Foreign exchange contracts
68.7
2,951
70.5
2,820
1
Equity / index contracts
34.8
450
41.2
581
91
Commodity contracts
2.2
58
2.0
50
10
Loan commitments measured at FVTPL
0.0
10
Unsettled purchases of non-derivative financial instruments
3
0.3
18
0.2
10
Unsettled sales of non-derivative financial instruments
3
0.2
17
0.3
13
Total derivative financial instruments, based on IFRS netting
4
159.6
4,479
161.1
4,430
11,394
Further netting potential not recognized on the balance

sheet
5
(144.4)
(141.2)
of which: netting of recognized financial liabilities / assets
(117.2)
(117.2)
of which: netting with collateral received / pledged
(27.2)
(23.9)
Total derivative financial instruments, after consideration of further netting potential
15.2
19.9
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of exchange-traded agency transactions and OTC

-cleared transactions entered into on behalf of clients are

not disclosed, as they have a significantly different risk profile.

2 Other notional values
relate to derivatives

that are cleared

through either a

central counterparty

or an exchange.

The fair

value of these

derivatives is

presented on the

balance sheet net

of the corresponding

cash margin under

Cash
collateral receivables

on derivative

instruments and

Cash collateral

payables on

derivative instruments

and was

not material

for all

periods presented.

3 Changes

in the

fair value

of purchased

and sold

non-
derivative financial instruments between

trade date and

settlement date are recognized

as derivative financial

instruments.

4 Financial assets and

liabilities are presented net

on the balance sheet

if UBS has the
unconditional and legally

enforceable right to

offset the recognized

amounts, both

in the normal

course of business

and in the

event of default,

bankruptcy or insolvency

of UBS or

its counterparties,

and intends
either to settle on

a net basis or

to realize the

asset and settle the

liability simultaneously.

5 Reflects the netting

potential in accordance

with enforceable master

netting and similar arrangements

where not all
criteria for a

net presentation on

the balance sheet

have been met.

Refer to “Note

22 Offsetting financial

assets and financi

al liabilities” in

the “Consolidated financial

statements” section of

the Annual Report
2020 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9

Derivative instruments (continued)
b) Cash collateral on derivative instruments
USD billion
Receivables
30.6.21
Payables
30.6.21
Receivables
31.3.21
Payables
31.3.21
Receivables
31.12.20
Payables
31.12.20
Cash collateral on derivative instruments, based on IFRS netting
1
29.8
32.2
35.0
36.6
32.7
37.3
Further netting potential not recognized on the balance

sheet
2
(18.3)
(16.9)
(21.1)
(20.7)
(21.1)
(21.6)
of which: netting of recognized financial liabilities / assets
(15.9)
(14.4)
(18.2)
(18.3)
(19.6)
(19.6)
of which: netting with collateral received / pledged
(2.4)
(2.5)
(2.9)
(2.3)
(1.5)
(2.1)
Cash collateral on derivative instruments, after consideration of further netting potential
11.5
15.3
14.0
15.9
11.6
15.7
1 Financial assets and liabilities

are presented net on

the balance sheet if UBS

has the unconditional and

legally enforceable right to offset

the recognized amounts,

both in the normal course

of business and in

the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties,

and intends either

to settle on

a net basis

or to realize

the asset and

settle the

liability simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting

and similar

arrangements where

not all criteria

for a net

presentation on the

balance sheet

have been met.

Refer to “Note

22 Offsetting financial

assets and

financial
liabilities” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.

Note 10

Other assets and liabilities

a) Other financial assets measured at amortized cost
USD million 30.6.21 31.3.21 31.12.20
Debt securities
18,484
18,533
18,801
of which: government bills / bonds

9,531
9,664
9,789
Loans to financial advisors
2,415
2,473
2,569
Fee-

and commission-related receivables
1,982
2,073
2,014
Finance lease receivables
1,363
1,344
1,447
Settlement and clearing accounts

1,228
567
614
Accrued interest income
532
521
591
Other
1,139
1,260
1,158
Total other financial assets measured at amortized cost
27,143
26,770
27,194

b) Other non-financial assets
USD million 30.6.21 31.3.21 31.12.20
Precious metals and other physical commodities

5,470
5,709
6,264
Bail deposit
1
1,382
1,364
1,418
Prepaid expenses
1,083
1,065
1,081
VAT and other tax receivables
435
363
433
Properties and other non-current assets held for sale
68
248
246
Other

545
375
326
Total other non-financial assets
8,982
9,125
9,768
1 Refer to item 1 in Note 14b for more information.

c) Other financial liabilities measured at amortized cost
USD million 30.6.21 31.3.21 31.12.20
Other accrued expenses
1,758
1,756
1,696
Accrued interest expenses
1,015
932
1,355
Settlement and clearing accounts
2,176
1,288
1,199
Lease liabilities
3,754
3,767
3,927
Other
1,487
1,513
1,553
Total other financial liabilities measured at amortized cost
10,189
9,257
9,729

Note 10

Other assets and liabilities (continued)
d) Other financial liabilities designated at fair value
USD million 30.6.21 31.3.21 31.12.20
Financial liabilities related to unit-linked investment contracts
22,217
21,357
20,975
Securities financing transactions
6,184
5,651
7,317
Over-the-counter debt instruments
2,142
1,787
2,060
Other
99
61
35
Total other financial liabilities designated at fair value
30,642
28,855
30,387
of which: life-to-date own credit (gain) / loss
(39)
(23)
(36)

e) Other non-financial liabilities
USD million 30.6.21 31.3.21 31.12.20
Compensation-related liabilities
5,959
4,938
7,468
of which: Deferred Contingent Capital Plan
1,500
1,420
1,858
of which: financial advisor compensation plans
1,314
1,203
1,500
of which: other compensation plans
1,830
1,125
2,740
of which: net defined benefit liability
666
654
722
of which: other compensation-related liabilities
1
650
536
648
Deferred tax liabilities
392
329
564
Current tax liabilities
1,250
1,122
1,009
VAT and other tax payables
597
667
523
Deferred income
262
225
228
Other
116
111
61
Total other non-financial liabilities

8,576
7,391
9,854
1 Includes liabilities for payroll taxes and untaken vacation.

Note 11

Debt issued designated at fair value
USD million 30.6.21 31.3.21 31.12.20
Issued debt instruments
Equity-linked
1
49,157
44,615
41,069
Rates-linked
16,397
12,668
11,038
Credit-linked
1,826
1,804
1,933
Fixed-rate
2,883
3,343
3,604
Commodity-linked
1,961
1,564
1,497
Other
2,841
2,540
2,101
of which: debt that contributes to total loss-absorbing capacity
2,112
1,676
1,190
Total debt issued designated at fair value
75,065
66,535
61,243
of which: issued by UBS AG with original maturity greater than one year
2
51,830
47,348
46,427
of which: life-to-date own credit (gain) / loss
317
424
418
1 Includes investment fund

unit-linked instruments

issued.

2 Based on original

contractual maturity

without considering any

early redemption features.

As of 30 June

2021, more than
99
% of the

balance was
unsecured (31 March 2021:
100
%; 31 December 2020:
100
%).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12

Debt issued measured at amortized cost
USD million 30.6.21 31.3.21 31.12.20
Certificates of deposit
12,193
14,723
15,680
Commercial paper
25,304
26,591
25,472
Other short-term debt
5,219
6,080
5,515
Short-term debt
1
42,716
47,394
46,666
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)
37,765
37,453
36,611
Senior unsecured debt other than TLAC
28,945
28,990
21,340
of which: issued by UBS AG with original maturity greater than one year
2
26,109
23,309
18,464
Covered bonds
1,449
2,606
2,796
Subordinated debt
20,072
19,327
22,157
of which: high-trigger loss-absorbing additional tier 1 capital instruments
12,330
11,573
11,837
of which: low-trigger loss-absorbing additional tier 1 capital instruments
2,509
2,501
2,577
of which: low-trigger loss-absorbing tier 2 capital instruments
4,686
4,709
7,201
of which: non-Basel III-compliant tier 2 capital instruments
547
544
543
Debt issued through the Swiss central mortgage institutions
8,963
8,911
9,660
Other long-term debt
0
2
3
Long-term debt
3
97,195
97,288
92,566
Total debt issued measured at amortized cost
4
139,911
144,682
139,232
1 Debt with an

original contractual

maturity of less

than one year.

2 Based on

original contractual

maturity without considering

any early redemption

features. As

of 30 June 2021,
100
% of the

balance was
unsecured (31 March 2021:
100
%; 31 December 2020:
100
%).

3 Debt with an original contractual maturity greater than or equal to one year.

The classification of debt issued into short-term and long-term does not consider any early redemption features.

4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 13

Interest rate benchmark reform
Background
A

market-wide

reform

of

major

interest

rate

benchmarks

is
being undertaken globally,

with the Financial

Conduct Authority
(the

FCA)

announcing

in

March

2021

that

the

publication

of
London

Interbank Offered

Rates (LIBORs)

will

cease for

all

non-
US dollar

LIBORs, as

well as

for one-week

and two-month

USD
LIBOR,

after

31 December

2021.

Publication

of

the

remaining
USD LIBOR tenors will cease immediately after 30 June 2023.
The majority of

UBS’s Interbank Offered

Rate (IBOR) exposure
is

to

CHF

LIBOR

and

USD

LIBOR.

The

alternative

reference

rate
( ARR )
for

CHF

LIBOR

is

the

Swiss

Average

Rate

Overnight
(SARON).   Th e ARR
for

USD

LIBOR

is

the

Secured

Overnight
Financing Rate (SOFR); in addition, there are recommended

ARRs
for GBP LIBOR, JPY LIBOR and EUR LIBOR. For certain

products in
the US,

UBS is

considering the use

of credit-sensitive

rates as an
alternative to SOFR.
As

of

30 June

2021,

transition

uncertainty

with

respect

to
significant interest

rate benchmarks

remains, with

the exception
of the
Euro

Interbank

O
ffered

Rate
( Euribor ).
The

reform

of

Euribor

is

now

complete

and

consisted

of

a

change

in

the
underlying calculation method.

The transition

to ARRs includes

a number

of active

steps that
will

also

benefit

from

the

support

of

associated

regulatory
activities. There may be some contracts, known as “tough legacy contracts,”

that

cannot

be

practically

transitioned

or

amended
from

IBORs

to

ARRs
.
The

FCA

continues

to

consult
  market
participants

about

requiring

the

ICE

Benchmark

Administration
to

continue

publishing

certain

LIBOR

settings

(i.e.,

one-,

three-
and

six-month

settings

for

the GBP,

JPY

and

USD

LIBORs)

on

a
“synthetic”

basis, which are not representative

of the underlying
financial

markets,
  for
a

certain

duration
after 3 1   December
2021.

However, these

synthetic LIBORs

will

not be

available for
use

in

new

contracts,

given

that

they

are

non-representative,
and   are   instead
intended

to

help

reduce

disruption
where
resolution

has

not

been

agreed
for

certain

tough

legacy
contracts.

Furthermore,

in

February

2021,

the

EU

Benchmarks
Regulation

was

amended

to

enable

the

European

Commission
to designate a statutory replacement rate for tough legacy LIBOR contracts

that

are

governed

by

the

laws

of

EU

Member

States
and remain

outstanding after

LIBOR cessation.

On 6 April

2021,
New York State LIBOR

legislation was enacted with

the intention
of

minimizing

legal

uncertainty

and

adverse

economic

effects
associated with

USD LIBOR

transition for

tough legacy

contracts
governed

by

New

York

law.

For

USD

LIBOR

contracts

not
governed

by

New

York

law,

a
bill
has

been

introduced

in
Congress with similar objectives.
In

October

2020,

the

International

Swaps

and

Derivatives
Association

(ISDA)

released

the

IBOR

Fallbacks

Supplement

and
IBOR Fallbacks

Protocol, amending

ISDA standard

definitions for
interest-rate

derivatives

to

incorporate

fallbacks

for

derivatives
linked

to

certain

IBORs.

The

changes

came

into

effect

on
25 January 2021 and, from that date, all

newly cleared and non-
cleared derivatives between adhering

parties that reference ISDA
standard definitions now include these fallbacks. UBS adhered to the protocol in November 2020.
UBS is focused on transitioning existing contracts via

bi-lateral
and multi-lateral

agreements, leveraging industry

solutions (e.g.,
the

use

of

fallback

provisions)

and

through

third-party

actions
(clearing

houses,

agents
,   etc . ).
Furthermore,

in

line

with
regulatory guidance

UBS has

implemented a

framework to

limit
entry into new contracts referencing IBORs.
Governance over the transition to alternative benchmark rates
UBS

has

established

a

global

cross-divisional,

cross-functional
governance structure

and change

program

to address

the scale
and

complexity

of

the

transition.

This

global

program

is
sponsored

by the

Group

CFO and

led by

senior

representatives
from

the

business

divisions
  and UBS’s
control

and

support
functions.

The

program

includes

governance

and

execution
structures

within

each

business

division,

together

with

cross-
divisional

teams

from

each

control

and

support

function.
Progress is overseen centrally

via a monthly operating committee
and a

monthly steering

committee, as

well as

quarterly updates
to the joint Audit and Risk committees.
Risks
A
core

part

of

UBS’s

change

program

is

the
identification,
management

and

monitoring

of

the

risks

associated

with

IBOR
reform and transition. These

risks include,

but are not limited

to,
the following:
–

economic risks to UBS and its

clients, through the repricing of
existing

contracts,

reduced

transparency

and

/

or

liquidity

of
pricing information, market uncertainty or disruption;
–

accounting

risks, where

the transition

affects the

accounting
treatment,

including

hedge

accounting

and

consequential
income statement volatility;
–

valuation risks arising from the variation between benchmarks that will cease

and ARRs, affecting

the risk profile of

financial
instruments;
–

operational risks

arising from

changes to

UBS’s front-to-back
processes and systems to accommodate the transition, as well as

the

revision

of

operational

controls related

to

the

reform;
and
–

legal

and

conduct

risks

relating

to

UBS’s

engagement

with
clients

and

market

counterparties

around

new

benchmark
products

and

amendments

required

for

existing

contracts
referencing benchmarks that will cease.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 13

Interest rate benchmark reform (continued)
In

some

cases,

contracts may

contain

provisions intended

to
provide a fallback interest

rate in the event of a brief unavailability
of the relevant

IBOR. These provisions

may not be effective

or may
produce arbitrary results

in the event of a permanent cessation of
the

relevant

IBOR.

While

efforts

to

transition

outstanding
transactions from IBORs to ARRs have

made substantial progress,
including through industry-wide

protocols,

such as the ISDA IBOR
Fallbacks Supplement and

IBOR Fallbacks

Protocol, there

are

still
substantial volumes

of

transactions that

require

modification to
effectively

transition

to ARRs.
UBS remains

confident that

it has

the transparency,

oversight
and

operational

preparedness
to

progress

with

the

IBOR
transition consistent with

market timelines. UBS

does not expect
changes

to

its

risk

management

approach

and

strategy

as

a
result of interest rate benchmark reform.

Progress made during 2020 and the first half of 2021
Approaches to transition vary by product type. During 2020, UBS transitioned

most

of

its

CHF

LIBOR-linked

deposits

to

SARON
and
launched

SARON
-
based

mortgages
  and
corporate

loans
based

on

all

major

ARRs

in

the

Swiss

market,

as

well as

SOFR-
based

mortgages

in

the

US

market.

By

the

end

of

the

second
quarter

of

2021,

UBS

ha
d
successfully

transitioned

its

GBP
LIBOR- and

EUR LIBOR-based

private and

commercial real

estate
mortgages

in

the

UK

and

Monaco

to

the

Sterling

Overnight
Index

Average
  ( SONIA )
and

Euribor
,
respectively.

UBS

has
detailed

plans

in

place

to

deliver

the

required

changes

for

all
other IBOR exposures, predominantly during 2021.
Financial instruments yet to transition to alternative benchmarks
The

amounts

included

in

the

table

below

relate

to

financial
instrument

contracts across

UBS’s business

divisions

where

UBS
has material

exposures subject

to IBOR

reform that

have not

yet
transitioned to ARRs, and that:
–

contractually

reference

an

interest

rate

benchmark

that

will
transition to an alternative benchmark; and
–

have

a

contractual

maturity

date

(including

open-ended
contracts) after the agreed cessation dates.

Contracts

where
penalty

terms
reference

IBORs
,
or

where
exposure to

an IBOR

is not

the primary

purpose of

the contract,
have

not

been

included,

as

these

contracts

do

not

have

a
material impact

on the

transition process.

In addition,

contracts
that have been

changed to incorporate

ARR-based interest rates
before the

relevant cessation

date have

been excluded

from the
table below,

because UBS

expects no

further transition

work to
implement the reform.
In

line

with

information

provided

to

management

and
external

parties

monitoring

UBS’s

transition

progress,

the

table
below

includes

the

following

financial

metrics

for

instruments
subject to interest rate benchmark reform:
–

gross

carrying

value

/

exposure

for

non-derivative

financial
instruments;

and

–

total trade count for derivative financial instruments.

The

exposure
s   included
in

the

table

below

represent

the
maximum

IBOR

exposure,

with

the

actual

IBOR

exposure

being
dependent

upon

client

preferences

and

investment

decisions.
Overall,

the

effort

required

to

transition

is

affected

by

multiple
factors, including

whether negotiations

need to

take place

with
multiple

stakeholders

(as

is

the

case

for

syndicated

loans

or
certain

listed

securities),

market

readiness

–

such

as

liquidity

in
ARR

equivalent

products

–

and

a

client’s

technical

readiness

to
handle ARR market conventions.
As significant IBOR exposures

transition to ARRs during

2021,
the values and trade count disclosed are expected to decrease.

30.6.21
LIBOR benchmark rates
1
Measure CHF USD GBP EUR
2
JPY XCCY
Carrying value of non-derivative financial instruments
Total non-derivative financial assets

USD million
31,423
77,502
1,829
6,587
3,070
3,796
3
Total non-derivative financial liabilities

USD million
2,029
9,834
566
1,919
1,060
0
Trade count of derivative financial instruments
Total derivative financial instruments Trade count
9,519
42,566
12,513
9,626
4,247
5,948
4
Off-balance sheet exposures
Total irrevocable loan commitments USD million
1
4,433
0
0
0
15,767
5
31.3.21
LIBOR benchmark rates
1
Measure CHF USD GBP EUR
2
JPY XCCY
Carrying value of non-derivative financial instruments
Total non-derivative financial assets

USD million
36,046
72,185
5,399
8,253
3,060
4,469
3
Total non-derivative financial liabilities

USD million
2,612
13,142
1,429
2,252
1,460
0
Trade count of derivative financial instruments
Total derivative financial instruments Trade count
9,749
40,080
13,006
9,613
3,961
5,206
4
Off-balance sheet exposures
Total irrevocable loan commitments USD million
106
4,656
167
0
0
15,188
5
1 Contracts have been disclosed without

regard to early termination rights.

Instead, it is assumed that such

contracts will transition away

from IBORs without such rights being

exercised.

2 Includes primarily EUR
LIBOR positions.

3 Includes loans related to revolving multi-currency credit lines.

4 Includes cross-currency swaps where either leg or both legs are indexed to an IBOR.

5 Includes loan commitments that can be
drawn in different currencies at the client‘s discretion.

Note 13

Interest rate benchmark reform (continued)
Non-derivative instruments
UBS’s

significant

non-derivative

IBOR

exposures

primarily

relate
to

brokerage

receivable

and

payable

balances,

corporate

and
private loans, and mortgages, linked to CHF and USD LIBORs.
In

March

2021,

following

the FCA

announcement

regarding
the

cessation

timelines

for

IBORs,

UBS

started

a

centralized
communication

initiative

for

private

mortgages

linked

to

CHF
LIBOR, with

the objective

of transitioning

these exposures

either
through the activation of existing fallbacks

or the amendment of
contractual terms,

where such fallbacks

do not exist.

During the
second

quarter

of

2021,

mortgages

that

were

linked

to

CHF
LIBOR

have

been

reduced

by

approximately

USD
2

billion

and
the

remaining

USD
3

billion

of

mortgages

linked

to

GBP

LIBOR
as

of

31

March

2021
have successfully   transitioned .   US
mortgages

linked

to

USD

LIBOR

are

planned

to

transition

to
SOFR from 2022–2023.

US securities-based lending increased

by
approximately USD
4

billion in the

second quarter of

2021, with
agreements expected
to

switch

to
  an
alternative

benchmark

from the fourth quarter of 2021.
UBS is

also proactively

discussing transition

mechanisms with
many of its brokerage and corporate clients in

order to transition
their

exposures

throughout

2021

from

CHF

LIBOR,

EUR

LIBOR
and

GBP

LIBOR.

During

the

second

quarter

of

2021,

the

gross
carrying amount

of IBOR-indexed

non-derivative financial

assets
and

liabilities

r
elated

to

brokerage

accounts
, predominantly
linked

to

GBP

and

USD

LIBOR,

was

reduced

by

approximately
USD
8

billion in aggregate as a result of successful transitions.
For

certain

non-derivative

financial

assets

and

financial
liabilities,

in

particular

bonds

issued

by

third

parties,

UBS

is
dependent

on

the

participation

and

engagement

of

others

in
effecting

the

transition

from

IBORs.

UBS

is

actively

monitoring
such exposures and is in discussions with clients.
As

presented

in

the

table

on

the

previous

page,

UBS

had
approximately USD
16

billion (31 March 2021, USD
15

billion) of
irrevocable commitments as

of 30 June

2021 that can

be drawn
down

in

different

currencies

with

IBOR-based

interest

rates,
primarily

USD

LIBOR
and

Euribor,
  and   that
expire

after

the
relevant benchmark
cessation

dates
.

Related

drawn
- down
amounts

under

these

commitments
were USD
4
  billion
(31 March 2021, USD
4

billion).
In addition,

UBS had

approximately USD
10

billion (31 March
2021 , USD
16
  billion )   of   committed
revocable

credit

lines
outstanding that

allow clients

to draw down

a number of

IBOR-
linked products. UBS is in

discussions with impacted clients, with
plans

in

place

to

have

all

contracts

amended

by

the

relevant
cessation dates.
Derivative instruments

UBS
holds

derivatives

for

trading

and

hedging

purposes,
including those

designated in

hedge accounting

relationships. A
significant

number

of

interest

rate

and

cross-currency

swaps
have

floating

legs

that

reference

various

benchmarks

that

will
cease.
The

majority

of

derivatives

are

transacted

with

clearing
houses
where

UBS

is

dependent

upon

industry
- wide
compression

activities

to

reduce

exposure

and

clearing

house
actions to convert any

remaining derivatives nearer the

cessation
dates. London Clearing House (LCH), which is

the clearing house
for a

significant number

of UBS’s

IRS derivatives,

has confirmed
that

a

standardized

transition

will

be

undertaken

in

December
2021

to

transition

IBOR-based

derivatives

to

respective

ARRs.
UBS expects derivative

volumes to fluctuate

in line with

business
activity until such clearing house actions are taken.
For

derivatives

not

transacted

with

clearing

houses,

as
previously
noted,

UBS

adhered

to

the

ISDA

IBOR
  Fallback
Protocol in

November 2020,

although its

preferred approach,

in
line

with

regulatory

expectations,

is

to

actively

switch

to

ARRs
before

the

relevant

cessation

dates

or

to

bilaterally

compress
where feasible.

UBS has

begun a

series of

outreach activities

to
understand

counterparties’

intentions

regarding

whether

they
seek to adhere to the protocol or will actively switch.
In

order

to

minimize

the

operational

risk

of

converting

high
volumes of

transactions at

the time

of cessation,

UBS is

making
progress

with

its

preparations

to

convert

derivative

instruments
in bulk to ARR equivalents.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
USD million 30.6.21 31.3.21 31.12.20
Provisions other than provisions for expected credit losses
2,646
2,481
2,571
Provisions for expected credit losses
209
245
257
Total provisions
2,855
2,726
2,828

The following table presents additional information for provisions other than provisions for expected credit losses.
USD million
Litigation,
regulatory and
similar matters
1
Restructuring
2
Other
3
Total
Balance as of 31 December 2020
2,135
72
363
2,571
Balance as of 31 March 2021
2,072
61
348
2,481
Increase in provisions recognized in the income statement
87
147
33
267
Release of provisions recognized in the income statement
(24)
(6)
(4)
(34)
Provisions used in conformity with designated purpose
(27)
(23)
(31)
(82)
Capitalized reinstatement costs
0
0
(1)
(1)
Reclassifications
0
1
(1)
0
Foreign currency translation / unwind of discount
11
(2)
5
13
Balance as of 30 June 2021
2,119
179
348
2,646
1 Comprises provisions for losses resulting

from legal, liability and compliance

risks.

2 Includes personnel-related restructuring provisions

of USD
135

million as of 30 June 2021

(31 March 2021: USD
12

million;
31 December 2020: USD
18

million) and provisions for onerous contracts of

USD
40

million as of 30 June 2021 (31 March 2021: USD
44

million; 31 December 2020: USD
49

million).

3 Mainly includes provisions
related to real estate, employee benefits and operational risks.

Restructuring
provisions

primarily

relate

to
  personnel - related
provisions and onerous contracts. Personnel-related restructuring provisions
are

used

within

a

short

time

period

but

potential
changes in amount may be

triggered when natural staff

attrition
reduces the

number of

people affected

by a

restructuring event
and

therefore

the

estimated

costs.

Onerous

contracts

for
property

are

recognized

when

UBS

is

committed

to

pay

for
non-lease

components,

such

as

utilities,

service

charges,

taxes
and

maintenance,

when

a

property

is

vacated

or

not

fully
recovered from sub-tenants.

Information

about

provisions

and

contingent

liabilities

in
respect of

litigation, regulatory

and similar

matters, as

a class, is
included in Note

14b. There are

no material contingent liabilities
associated with the other classes of provisions.

b) Litigation, regulatory and similar matters
The

Group

operates in

a legal

and regulatory

environment

that
exposes

it

to

significant

litigation

and

similar

risks

arising

from
disputes and regulatory

proceedings. As a

result, UBS (which

for
purposes of this Note

may refer to UBS

Group AG and/or one or
more

of

its

subsidiaries,

as

applicable)

is

involved

in

various
disputes

and

legal

proceedings,

including

litigation,

arbitration,
and regulatory and criminal investigations.
Such matters are subject to many uncertainties, and the
outcome and the timing of resolution are often difficult to
predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement
agreement. This may occur in order to avoid the expense,
management distraction or reputational implications of
continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which
provisions have been established and other contingent liabilities.
The Group

makes provisions

for such

matters brought

against it
when, in the

opinion of management

after seeking legal

advice,
it

is more

likely than

not

that the

Group has

a

present legal

or
constructive

obligation

as

a

result

of

past

events,

it

is

probable
that

an

outflow

of

resources

will

be

required,

and

the

amount
can

be

reliably

estimated.

Where

these

factors

are

otherwise
satisfied, a provision

may be established for

claims that have not
yet

been

asserted

against

the

Group,

but

are

nevertheless
expected

to

be,

based

on

the

Group’s

experience

with

similar
asserted

claims.

If

any

of

those

conditions

is

not

met,

such
matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation

cannot

be

reliably

estimated,

a

liability

exists

that

is
not

recognized

even

if

an

outflow

of

resources

is

probable.
Accordingly,

no

provision

is

established

even

if

the

potential
outflow

of

resources

with

respect

to

such

matters

could

be
significant.

Developments

relating

to

a

matter

that

occur

after
the

relevant

reporting

period,

but

prior

to

the

issuance

of
financial

statements, which

affect management’s

assessment of
the

provision

for

such

matter

(because,

for

example,

the
developments provide

evidence of

conditions that

existed at

the
end

of

the

reporting

period),

are

adjusting

events

after

the
reporting

period

under

IAS

10

and

must

be

recognized

in

the
financial statements for the reporting period.

Note 14

Provisions and contingent liabilities (continued)
Specific litigation,

regulatory and

other matters

are described
below, including

all such

matters that management

considers to
be

material

and

others

that

management

believes

to

be

of
significance

due

to

potential

financial,

reputational

and

other
effects.

The

amount

of

damages

claimed,

the

size

of

a
transaction or other

information is provided

where available and
appropriate in order to

assist users in considering

the magnitude
of potential exposures.
In the case of certain matters below, we state that we have
established a provision, and for the other matters, we make no such statement. When we make this statement and we expect
disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable
outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such
disclosure. With respect to the matters for which we do not
state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect
disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that
UBS believes an outflow of resources to be probable and reliably estimable.
With

respect

to

certain

litigation,

regulatory

and

similar
matters for which we have established

provisions, we are able to
estimate

the

expected

timing
of

outflows.

However,

the
aggregate

amount

of

the

expected

outflows

for

those

matters
for which

we are

able to

estimate expected

timing is

immaterial
relative

to

our

current

and

expected

levels

of

liquidity

over

the
relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory
and

similar

matters

as

a

class

is

disclosed

in

the

“Provisions”
table

in

Note

14a

above.
It is not practicable to provide an
aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been
quantified by the claimants. Although UBS therefore cannot
provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.
Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the
non-prosecution agreement UBS entered into with the US
Department of Justice (DOJ), Criminal Division, Fraud Section in
connection with submissions of benchmark interest rates,
including, among others, the British Bankers’ Association
London Interbank Offered Rate (LIBOR), was terminated by the
DOJ based on its determination that UBS had committed a US
crime in relation to foreign exchange matters. As a consequence,
UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation,
which ended in January 2020.
A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory
authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or
termination of licenses, authorizations or participations, could have material consequences for UBS.
The

risk

of

loss

associated

with

litigation,

regulatory

and
similar

matters is

a

component

of

operational

risk

for

purposes
of determining capital requirements.

Information concerning our
capital

requirements

and

the

calculation

of

operational

risk

for
this purpose is included in

the “Capital management” section of
this report.

Provisions for litigation, regulatory and similar matters

by business division and in Group Functions
1
USD million
Global Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group
Functions Total
Balance as of 31 December 2020
861
115
0
227
932
2,135
Balance as of 31 March 2021
810
109
1
217
935
2,072
Increase in provisions recognized in the income statement
20
0
0
66
1
87
Release of provisions recognized in the income statement
(11)
(11)
0
(2)
0
(24)
Provisions used in conformity with designated purpose
(27)
0
0
0
0
(27)
Foreign currency translation / unwind of discount
8
2
0
1
0
11
Balance as of 30 June 2021
800
100
1
282
936
2,119
1 Provisions, if any,

for matters described in this Note

are recorded in Global Wealth

Management (item 3 and item 4)

and Group Functions (item 2). Provisions,

if any, for the

matters described in items 1 and

6 of
this Note are allocated

between Global Wealth

Management and Personal

& Corporate Banking,

and provisions, if

any, for the

matters described in

this Note in item

5 are allocated between

the Investment Bank
and Group Functions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14

Provisions and contingent liabilities (continued)
1. Inquiries regarding cross-border wealth management
businesses

Tax

and

regulatory

authorities

in

a

number

of

countries

have
made

inquiries,

served

requests

for

information

or

examined
employees located

in their

respective jurisdictions

relating to

the
cross-border

wealth management

services provided

by UBS

and
other financial institutions.

It is possible

that the implementation
of

automatic

tax

information

exchange

and

other

measures
relating to

cross-border provision

of financial

services could

give
rise to further inquiries in

the future. UBS has

received disclosure
orders

from

the

Swiss

Federal

Tax

Administration

(FTA)

to
transfer

information

based

on

requests

for

international
administrative assistance

in tax

matters. The

requests

concern a
number

of

UBS

account

numbers

pertaining

to

current

and
former clients and

are based on

data from

2006 and 2008.

UBS
has

taken

steps

to

inform

affected

clients

about

the
administrative

assistance

proceedings

and

their

procedural
rights, including

the right

to appeal.

The requests

are

based on
data

received

from

the

German

authorities,

who

seized

certain
data

related

to

UBS

clients

booked

in

Switzerland

during

their
investigations

and

have

apparently

shared

this

data

with

other
European

countries.

UBS

expects

additional

countries

to

file
similar requests.
Since

2013,

UBS

(France)

S.A.,

UBS

AG

and

certain

former
employees

have

been

under

investigation

in

France

for

alleged
complicity

in

unlawful

solicitation

of

clients

on

French

territory,
regarding

the laundering

of proceeds

of tax

fraud, and

banking
and financial solicitation

by unauthorized persons.

In connection
with this

investigation, the investigating

judges ordered

UBS AG
to

provide

bail

(“
caution
”)

of

EUR
1.1

billion

and

UBS

(France)
S.A.

to

post

bail

of

EUR
40

million,

which

was

reduced

on
appeal to EUR
10

million.
A trial in the court

of first instance took place

from 8 October
2018 until

15 November

2018. On

20 February 2019,

the court
announced

a

verdict

finding

UBS

AG

guilty

of

unlawful
solicitation

of

clients

on

French

territory

and

aggravated
laundering

of

the proceeds

of

tax

fraud,

and

UBS

(France) S.A.
guilty of aiding and abetting unlawful solicitation and laundering the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR
3.7

billion on

UBS AG

and UBS

(France) S.A.

and awarded
EUR
800

million

of

civil

damages

to

the

French

state.

UBS

has
appealed

the

decision.

Under

French

law,

the

judgment

is
suspended while

the appeal is

pending. The trial

in the Court

of
Appeal took place between 8-24

March 2021. At the conclusion
of

the

trial,

the

prosecutor

asserted

that

the

maximum

penalty
was EUR
2.2

billion and

requested the

court to

award a

penalty
of at least EUR
2

billion. The French state asked for civil damages
of

EUR
1

billion.

The

judgment

on

the

merits

of

the

case

is
currently

set

for

27

September

2021.

A

subsequent

appeal

to
the

Cour

de

Cassation,

France’s

highest

court,

is

possible

with
respect to questions of law.

UBS

believes

that

based

on

both

the

law

and

the

facts

the
judgment of

the court

of first

instance should

be reversed.

UBS
believes it followed its obligations under Swiss and French law as well

as

the

European

Savings

Tax

Directive.

Even

assuming
liability,

which

it

contests,

UBS

believes

the

penalties

and
damage

amounts

awarded

greatly

exceed

the

amounts

that
could be

supported by

the law

and the

facts. In

particular, UBS
believes

the

court

incorrectly

based

the

penalty

on

the

total
regularized

assets

rather

than

on

any

unpaid

taxes

on

those
assets

for

which

a

fraud

has

been

characterized

and

further
incorrectly

awarded

damages

based

on

costs

that

were

not
proven

by

the

civil

party.

Notwithstanding

that

UBS

believes

it
should

be

acquitted,

our

balance

sheet

at

30 June

2021
reflected provisions

with respect

to this

matter in

an amount

of
EUR
450

million

(USD
534

million

at

30 June

2021).

The

wide
range

of

possible

outcomes

in

this

case

contributes

to

a

high
degree of

estimation uncertainty.

The provision

reflected on

our
balance

sheet

at

30 June

2021

reflects

our

best

estimate

of
possible financial

implications, although

it is

reasonably possible
that

actual

penalties

and

civil

damages

could

exceed

the
provision amount.
In 2016,

UBS was

notified by

the Belgian

investigating judge
that

it

is

under

formal

investigation

(“
inculpé
”)

regarding

the
laundering

of

proceeds

of

tax

fraud,

of

banking

and

financial
solicitation by unauthorized persons, and of serious tax fraud.

Our balance

sheet at

30 June 2021

reflected

provisions

with
respect

to

matters

described

in

this

item

1

in

an

amount

that
UBS believes

to be

appropriate under

the applicable

accounting
standard.

As

in

the

case

of

other

matters

for

which

we

have
established provisions, the

future outflow of resources

in respect
of

such

matters

cannot

be

determined

with

certainty

based

on
currently

available

information

and

accordingly

may

ultimately
prove

to

be

substantially

greater

(or

may

be

less)

than

the
provision that we have recognized.

Note 14

Provisions and contingent liabilities (continued)
2. Claims related to sales of residential mortgage-backed
securities and mortgages
From 2002 through

2007, prior to

the crisis in

the US residential
loan market, UBS was

a substantial issuer and

underwriter of US
residential

mortgage-backed

securities

(RMBS)

and

was

a
purchaser and seller of US residential mortgages.

In November

2018,

the

DOJ

filed

a

civil

complaint

in

the
District Court for the Eastern District of New York. The complaint seeks

unspecified

civil

monetary

penalties

under

the

Financial
Institutions

Reform,

Recovery

and

Enforcement

Act

of

1989
related

to

UBS’s

issuance,

underwriting

and

sale

of

40

RMBS
transactions

in

2006

and

2007.

UBS

moved

to

dismiss

the

civil
complaint

on

6 February

2019.

On

10 December

2019,

the
district court denied UBS’s motion to dismiss.

Our balance

sheet at 30 June

2021 reflected

a provision

with
respect

to

matters

described

in

this

item

2

in

an

amount

that
UBS believes

to be

appropriate under

the applicable

accounting
standard.

As

in

the

case

of

other

matters

for

which

we

have
established provisions, the future

outflow of resources

in respect
of

this

matter

cannot

be

determined

with

certainty

based

on
currently

available

information

and

accordingly

may

ultimately
prove

to

be

substantially

greater

(or

may

be

less)

than

the
provision that we have recognized.
3. Madoff
In

relation

to

the

Bernard

L.

Madoff

Investment

Securities

LLC
(BMIS) investment

fraud, UBS

AG, UBS

(Luxembourg) S.A.

(now
UBS

Europe

SE,

Luxembourg

branch)

and

certain

other

UBS
subsidiaries

have

been

subject

to

inquiries

by

a

number

of
regulators,

including

the

Swiss

Financial

Market

Supervisory
Authority

(FINMA)

and

the

Luxembourg

Commission

de
Surveillance du

Secteur Financier. Those

inquiries concerned

two
third-party

funds

established

under

Luxembourg

law,
substantially

all

assets

of

which

were

with

BMIS,

as

well

as
certain

funds

established

in

offshore

jurisdictions

with

either
direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe
losses,

and

the

Luxembourg

funds

are

in

liquidation.

The
documentation establishing

both funds

identifies UBS

entities in
various

roles,

including

custodian,

administrator,

manager,
distributor

and

promoter,

and

indicates

that

UBS

employees
serve as board members.
In

2009

and

2010,

the

liquidators

of

the

two

Luxembourg
funds

filed

claims

against

UBS

entities,

non-UBS

entities

and
certain individuals, including current

and former UBS employees,
seeking

amounts

totaling

approximately

EUR
2.1

billion,

which
includes

amounts

that

the

funds

may

be

held

liable

to

pay

the
trustee for the liquidation of BMIS (BMIS Trustee).
A

large

number

of

alleged

beneficiaries

have

filed

claims
against UBS

entities (and

non-UBS entities)

for purported

losses
relating

to

the

Madoff

fraud.

The

majority

of

these

cases

have
been

filed

in

Luxembourg,

where

decisions

that

the

claims

in
eight

test

cases

were

inadmissible

have

been

affirmed

by

the
Luxembourg

Court

of

Appeal,

and

the

Luxembourg

Supreme
Court has dismissed a further appeal in one of the test cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities,
among others, in relation to the two Luxembourg funds and

one
of

the

offshore

funds.

The

total

amount

claimed

against

all
defendants

in

these

actions

was

not

less

than

USD
2

billion.

In
2014, the US Supreme

Court rejected the BMIS

Trustee’s motion
for

leave

to

appeal

decisions

dismissing

all

claims

except

those
for

the recovery

of

approximately USD 125

million of

payments
alleged to

be fraudulent

conveyances and

preference payments.
In 2016, the bankruptcy court dismissed

these claims against the
UBS

entities.

In

February

2019,

the

Court

of

Appeals

reversed
the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court subsequently denied a

petition seeking review of
the Court

of Appeals’

decision. The

case has

been remanded

to
the Bankruptcy Court for further proceedings.
4. Puerto Rico
Declines

since

2013

in

the

market

prices

of

Puerto

Rico
municipal

bonds and

of

closed-end

funds (funds)

that are

sole-
managed

and

co-managed

by

UBS

Trust

Company

of

Puerto
Rico

and

distributed

by

UBS

Financial

Services

Incorporated

of
Puerto

Rico

(UBS PR)

led to

multiple

regulatory inquiries,

which
in

2014

and

2015,

led

to

settlements

with

the

Office

of

the
Commissioner of Financial Institutions for the Commonwealth of
Puerto

Rico,

the

US

Securities

and

Exchange

Commission

(SEC)
and the Financial Industry Regulatory Authority.

Since

then UBS

clients in

Puerto Rico

who own

the funds

or
Puerto Rico municipal bonds and/or

who used their UBS account
assets

as

collateral

for

UBS

non-purpose

loans

filed

customer
complaints

and

arbitration

demands.

Allegations

include

fraud,
misrepresentation and unsuitability of the funds and

of the loans
seeking

aggregate

damages

of

USD
3.4

billion,

of

which
USD
2.9

billion

have

been

resolved

through

settlements,
arbitration or withdrawal of claims.
A

shareholder

derivative

action

was

filed

in

2014

against
various UBS

entities and

current and

certain former

directors of
the funds, alleging hundreds

of millions of US

dollars in losses in
the funds. In 2015, defendants’ motion to dismiss was denied.

In 2011,

a purported

derivative action

was filed

on behalf

of
the

Employee

Retirement

System

of

the

Commonwealth

of
Puerto Rico

(System) against

over 40

defendants, including

UBS
PR,

which

was

named

in

connection

with

its

underwriting

and
consulting

services.

Plaintiffs

alleged

that

defendants

violated
their

purported

fiduciary

duties

and

contractual

obligations

in
connection

with the

issuance and

underwriting

of USD
3

billion
of

bonds

by

the

System

in

2008

and

sought

damages

of

over
USD
800

million.

In

2016,

the

court

granted

the

System’s
request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to

dismiss the complaint.

In 2020, the

court
denied plaintiffs’ motion for summary judgment.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14

Provisions and contingent liabilities (continued)
Beginning

in

2015,

certain

agencies

and

public

corporations
of

the

Commonwealth

of

Puerto
Rico

(Commonwealth)
defaulted on

certain interest

payments on

Puerto Rico

bonds. In
2016,

US

federal

legislation

created

an

oversight

board

with
power

to

oversee

Puerto

Rico’s

finances

and

to

restructure

its
debt. The

oversight board has

imposed a stay

on the exercise

of
certain

creditors’

rights.

In

2017,

the

oversight

board

placed
certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In

May

2019,

the

oversight

board

filed

complaints in

Puerto
Rico federal

district court

bringing claims

against financial,

legal
and

accounting

firms

that

had

participated

in

Puerto

Rico
municipal

bond

offerings,

including

UBS,

seeking

a

return

of
underwriting

and

swap

fees

paid

in

connection

with

those
offerings. UBS

estimates that

it received

approximately USD
125
million in fees in the relevant offerings.
In August

2019, and

February and

November 2020,

four US
insurance companies that insured issues of Puerto Rico municipal bonds

sued

UBS

and

several

other

underwriters

of

Puerto

Rico
municipal bonds

in three

separate cases.

The actions

collectively
seek

recovery

of

an

aggregate

of

USD
955

million

in

damages
from

the

defendants.

The

plaintiffs

in

these

cases

claim

that
defendants

failed

to

reasonably investigate

financial

statements
in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied

upon
in

agreeing

to

insure

the

bonds

notwithstanding

that

they

had
no contractual

relationship with

the underwriters.

In June

2021
the

court

in

the

first

of

the

three

cases

denied

defendants’
motion

to

dismiss;

defendants are

seeking

leave

to

appeal

that
decision.

In

July

2021,

the

court

in

another

of

these

cases
granted

defendants’

motion

to

dismiss.

A

motion

to

dismiss

is
pending in the remaining case.
Our balance

sheet at

30 June 2021

reflected

provisions

with
respect to

matters described

in this

item 4

in amounts

that UBS
believes

to

be

appropriate

under

the

applicable

accounting
standard.

As

in

the

case

of

other

matters

for

which

we

have
established provisions, the future

outflow of resources

in respect
of

such

matters

cannot

be

determined

with

certainty

based

on
currently

available

information

and

accordingly

may

ultimately
prove

to

be

substantially

greater

(or

may

be

less)

than

the
provisions that we have recognized.
5. Foreign exchange, LIBOR and benchmark rates, and other
trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013,
numerous

authorities

commenced

investigations

concerning
possible manipulation of foreign

exchange markets and precious
metals

prices.

As

a

result

of

these

investigations,

UBS

entered
into resolutions

with the

UK Financial

Conduct Authority

(FCA),
the US

Commodity Futures

Trading

Commission (CFTC), FINMA,
the

Board

of

Governors of

the

Federal

Reserve

System

(Federal
Reserve Board) and the

Connecticut Department of Banking, the
DOJ’s Criminal

Division and

the European

Commission. UBS

has
ongoing

obligations

under

the

Cease

and

Desist

Order

of

the
Federal Reserve

Board and

the Office

of the

Comptroller of

the
Currency

(as

successor

to

the

Connecticut

Department

of
Banking),

and

to

cooperate

with

relevant

authorities

and

to
undertake

certain

remediation

measures.

UBS

has

also

been
granted

conditional

immunity

by

the

Antitrust

Division

of

the
DOJ and

by authorities

in other

jurisdictions in

connection with
potential competition law violations relating

to foreign exchange
and precious metals businesses.

Investigations relating to foreign
exchange

matters

by

certain

authorities

remain

ongoing
notwithstanding these resolutions.
Foreign exchange-related

civil litigation:

Putative class

actions
have

been

filed

since

2013

in

US

federal

courts

and

in

other
jurisdictions against

UBS and

other banks

on behalf

of putative
classes of persons

who engaged in

foreign currency transactions
with

any

of

the

defendant

banks.

UBS

has

resolved

US

federal
court class

actions relating

to foreign

currency transactions

with
the

defendant

banks

and

persons

who

transacted

in

foreign
exchange futures

contracts and options

on such futures

under a
settlement agreement that provides for UBS

to pay an aggregate
of

USD
141

million

and

provide

cooperation

to

the

settlement
classes.

Certain

class

members

have

excluded

themselves

from
that

settlement

and

have

filed

individual

actions

in

US

and
English

courts

against

UBS

and

other

banks,

alleging

violations
of US and European competition laws and unjust enrichment.
In

2015,

a

putative

class

action

was

filed

in

federal

court
against

UBS

and

numerous

other

banks

on

behalf

of

persons
and

businesses

in

the

US

who

directly

purchased

foreign
currency

from

the

defendants

and

alleged

co-conspirators

for
their own end use. In

March 2017, the court

granted UBS’s (and
the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018,

the
court

denied

the

defendants’

motions

to

dismiss

the

amended
complaint.
LIBOR

and

other

benchmark-related

regulatory

matters:

Numerous

government

agencies,

including

the

SEC,

the

CFTC,
the

DOJ,

the

FCA,

the

UK

Serious

Fraud

Office,

the

Monetary
Authority

of

Singapore,

the

Hong

Kong

Monetary

Authority,
FINMA, various state attorneys general

in the US and competition
authorities in

various jurisdictions, have

conducted investigations
regarding potential improper attempts by UBS,

among others, to
manipulate

LIBOR

and

other

benchmark

rates

at

certain

times.
UBS

reached

settlements

or

otherwise

concluded

investigations
relating

to

benchmark

interest

rates

with

the

investigating
authorities. UBS

has

ongoing obligations

to

cooperate with

the
authorities

with

whom

we

have

reached

resolutions

and

to
undertake

certain

remediation

measures

with

respect

to
benchmark

interest

rate

submissions.

UBS

has

been

granted
conditional leniency

or

conditional immunity

from

authorities in
certain

jurisdictions, including

the

Antitrust

Division

of

the

DOJ
and

the

Swiss

Competition Commission

(WEKO),

in

connection
with

potential antitrust

or

competition law

violations related

to
certain

rates.

However,

UBS

has

not

reached

a

final

settlement
with

WEKO,

as

the

Secretariat of

WEKO

has

asserted

that

UBS
does not qualify for

full immunity.

Note 14

Provisions and contingent liabilities (continued)
LIBOR and

other benchmark-related

civil litigation:

A number
of

putative

class

actions

and

other

actions

are

pending

in

the
federal

courts

in

New

York

against

UBS

and

numerous

other
banks on behalf of parties who transacted in certain interest rate
benchmark-based

derivatives.

Also

pending

in

the

US

and

in
other jurisdictions are

a number of

other actions asserting

losses
related

to

various

products

whose

interest

rates

were

linked

to
LIBOR

and

other

benchmarks,

including

adjustable

rate
mortgages,

preferred

and

debt

securities,

bonds

pledged

as
collateral,
loans,

depository

accounts,

investments

and

other
interest-bearing

instruments.

The

complaints

allege
manipulation,

through

various

means,

of

certain

benchmark
interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR,

SGD

SIBOR

and

SOR

and
Australian BBSW,

and seek

unspecified compensatory

and other
damages under varying legal theories.
USD LIBOR class and individual actions

in the US:
In 2013 and
2015,

the

district

court

in

the

USD LIBOR

actions

dismissed,

in
whole

or

in

part,

certain

plaintiffs’

antitrust

claims,

federal
racketeering

claims, CEA

claims, and

state common

law claims.
Although

the

Second

Circuit

vacated

the

district

court’s
judgment

dismissing

antitrust

claims,

the

district

court

again
dismissed antitrust

claims against UBS

in 2016.

Certain plaintiffs
have appealed that

decision to the

Second Circuit. Separately,

in
2018,

the

Second

Circuit

reversed

in

part

the

district

court’s
2015 decision

dismissing certain

individual plaintiffs’

claims and
certain

of

these

actions

are

now

proceeding.

UBS

entered

into
an

agreement

in

2016

with

representatives

of

a

class

of
bondholders

to

settle

their

USD LIBOR

class

action.

The
agreement has received final court

approval. In 2018, the district
court

denied

plaintiffs’

motions

for

class

certification

in

the
USD class actions

for claims

pending against

UBS, and

plaintiffs
sought permission to appeal

that ruling to the

Second Circuit. In
July

2018,

the

Second

Circuit

denied

the

petition

to

appeal

of
the

class

of

USD lenders

and

in

November

2018

denied

the
petition

of

the

USD exchange

class.

In

December

2019,

UBS
entered

into

an

agreement

with

representatives

of

the

class

of
USD lenders

to

settle

their

USD LIBOR

class

action.

The
agreement has

received final

court approval.

In January

2019, a
putative

class

action

was

filed

in

the

District

Court

for

the
Southern District

of New

York against

UBS and

numerous other
banks

on

behalf

of

US

residents

who,

since

1 February

2014,
directly

transacted

with

a

defendant

bank

in

USD LIBOR
instruments.

The

complaint

asserts

antitrust

claims.

The
defendants moved to

dismiss the complaint

in August 2019.

On
26 March 2020 the

court granted defendants’ motion to

dismiss
the

complaint

in

its

entirety.

Plaintiffs

have

appealed

the
dismissal.

In

August

2020,

an

individual

action

was

filed

in

the
Northern District

of California

against UBS

and numerous

other
banks

alleging that

the defendants

conspired to

fix the

interest
rate

used

as

the

basis

for

loans

to

consumers

by

jointly

setting
the

USD LIBOR

rate

and

monopolized

the

market

for

LIBOR-
based consumer loans and credit cards.

Other benchmark

class actions

in the

US:
In 2014,

2015 and
2017, the

court in

one of

the Euroyen

TIBOR lawsuits

dismissed
certain

of

the

plaintiffs’

claims,

including

plaintiffs’

federal
antitrust

and

racketeering

claims.

In

August

2020,

the

court
granted defendants’

motion for

judgment on

the pleadings

and
dismissed the lone remaining claim in the action as impermissibly extraterritorial.

Plaintiffs

have

appealed.

In

2017,

the

court
dismissed

the

other

Yen

LIBOR

/

Euroyen

TIBOR

action

in

its
entirety

on

standing

grounds.

In

April

2020,

the

appeals

court
reversed

the

dismissal

and

in

August

2020

plaintiffs

in

that
action

filed

an

amended

complaint.

Defendants

moved

to
dismiss

the

amended

complaint

in

October

2020.

In

2017,

the
court dismissed

the CHF LIBOR

action on

standing grounds

and
failure

to

state

a

claim.

Plaintiffs

filed

an

amended

complaint
following

the

dismissal,

and

the

court

granted

a

renewed
motion

to

dismiss in

September 2019.

Plaintiffs have

appealed.
Also

in

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the
case as

to UBS

and certain

other foreign

defendants for

lack of
personal

jurisdiction.

Plaintiffs have

appealed.

In October

2018,
the

court

in

the

SIBOR

/

SOR

action

dismissed

all

but

one

of
plaintiffs’

claims

against

UBS.

Plaintiffs

filed

an

amended
complaint

following

the

dismissal,

and

the

court

granted

a
renewed

motion

to

dismiss

in

July

2019.

Plaintiffs

appealed.

In
March

2021,

the

Second

Circuit

reversed

the

dismissal.

In
November

2018,

the

court

in

the

BBSW

lawsuit

dismissed

the
case as

to UBS

and certain

other foreign

defendants for

lack of
personal

jurisdiction.

Following

that

dismissal,

plaintiffs

filed

an
amended

complaint

in

April

2019,

which

UBS

and

other
defendants named in

the amended complaint

moved to dismiss.
In February

2020, the

court in

the BBSW

action granted

in part
and denied in

part defendants’ motions

to dismiss the

amended
complaint.

In

August

2020,

UBS

and

other

BBSW

defendants
joined
a

motion

for

judgment

on

the

pleadings.

The

court
dismissed

the GBP

LIBOR action

in August

2019. Plaintiffs

have
appealed.

Government bonds:

Putative class actions

have been filed since
2015 in US federal courts against UBS and other banks on behalf of persons who

participated in markets for US

Treasury securities
since 2007. A consolidated complaint was filed

in 2017 in the US
District Court for the

Southern District of New

York alleging that
the banks colluded with

respect to, and manipulated

prices of, US
Treasury securities

sold

at

auction

and

in

the

secondary market
and

asserting

claims

under

the

antitrust

laws

and

for

unjust
enrichment.

Defendants’

motions

to

dismiss

the

consolidated
complaint

was

granted

on

31

March

2021.

Plaintiffs

filed

an
amended complaint, which defendants moved to

dismiss in June
2021. Similar

class actions

have been

filed concerning European
government

bonds and other

government

bonds.
In

May

2021,

the

European

Commission

issued

a

decision
finding that

UBS

and

six other

banks breached

European Union
antitrust

rules

in

2007-2011

relating

to

European

government
bonds. The European

Commission

fined UBS EUR
172

million. UBS
is appealing

the amount

of the fine.
With

respect

to

additional

matters

and

jurisdictions

not
encompassed

by

the

settlements

and

orders

referred

to

above,
our

balance

sheet

at

30 June

2021

reflected

a

provision

in

an
amount that UBS believes to be appropriate under the applicable accounting

standard. As

in the

case of

other matters

for which
we have

established provisions,

the future

outflow of

resources
in respect

of such

matters cannot

be determined

with certainty
based

on

currently

available

information

and

accordingly

may
ultimately prove to

be substantially greater

(or may be

less) than
the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14

Provisions and contingent liabilities (continued)
6. Swiss retrocessions
The

Federal

Supreme

Court

of

Switzerland

ruled

in

2012,

in

a
test

case

against

UBS,

that

distribution

fees

paid

to

a

firm

for
distributing

third-party

and

intra-group

investment

funds

and
structured products must be

disclosed and surrendered to clients
who have

entered into

a discretionary

mandate agreement

with
the firm,

absent a

valid waiver. FINMA

issued a

supervisory note
to

all

Swiss

banks

in

response

to

the

Supreme

Court

decision.
UBS

has

met

the

FINMA

requirements

and

has

notified

all
potentially affected clients.
The

Supreme Court

decision has

resulted, and

may continue
to result,

in a

number of

client requests

for UBS

to disclose

and
potentially

surrender

retrocessions.

Client

requests

are

assessed
on a case-by-case basis. Considerations taken into account when assessing these cases

include, among other

things, the existence
of

a

discretionary

mandate

and

whether

or

not

the

client
documentation

contained

a

valid

waiver

with

respect

to
distribution fees.
Our balance

sheet at 30

June 2021 reflected

a provision

with
respect

to

matters

described

in

this

item

6

in

an

amount

that
UBS believes

to be

appropriate under

the applicable

accounting
standard.

The

ultimate

exposure

will

depend

on

client

requests
and

the

resolution

thereof,

factors

that

are

difficult

to

predict
and assess.

Hence, as in

the case of

other matters for

which we
have

established

provisions,

the

future

outflow

of

resources

in
respect

of

such

matters

cannot

be

determined

with

certainty
based

on

currently

available

information

and

accordingly

may
ultimately prove to

be substantially greater

(or may be

less) than
the provision that we have recognized.

Note 15

Currency translation rates
The

following table

shows the

rates of

the main

currencies

used to

translate the

financial information

of UBS’s

operations with

a
functional currency other than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.21 31.3.21 31.12.20 30.6.20 30.6.21 31.3.21 30.6.20 30.6.21 30.6.20
1 CHF
1.08
1.06
1.13
1.06
1.10
1.09
1.04
1.09
1.04
1 EUR
1.19
1.17
1.22
1.12
1.20
1.20
1.11
1.20
1.11
1 GBP
1.38
1.38
1.37
1.24
1.39
1.38
1.24
1.39
1.26
100 JPY
0.90
0.90
0.97
0.93
0.91
0.93
0.93
0.92
0.93
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars

using month-end rates. Disclosed average rates

for a quarter represent an average
of three month-end rates,

weighted according to the income

and expense volumes of all

operations of the Group with

the same functional currency for

each month. Weighted average

rates for individual business
divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial

information (unaudited)
This

section

contains

a

comparison

of

selected

financial

and
capital

information

between

UBS

Group

AG

consolidated

and
UBS AG consolidated. Refer to the

UBS AG second quarter 2021
report,

which

will

be

available
as

of
  23
July

2021
  under
“Quarterly

reporting”

at
ubs.com/investors
,

for

the

interim
consolidated financial statements of UBS AG.
Comparison between UBS Group AG consolidated and
UBS AG consolidated
The

accounting

policies

applied

under

International

Financial
Reporting

Standards

(IFRS)

to both

the UBS

Group

AG and

the
UBS

AG

consolidated

financial

statements

are

identical.
However, there

are certain scope and presentation differences as
noted below.
–

Assets,

liabilities,

operating

income,

operating

expenses

and
operating profit

before tax

relating to

UBS Group

AG and

its
directly

held

subsidiaries,

including

UBS

Business

Solutions
AG, are

reflected

in

the consolidated

financial

statements of
UBS Group AG

but not in

those of UBS

AG. UBS AG’s assets,
liabilities, operating income and operating expenses related to transactions

with

UBS

Group

AG

and

its

directly

held
subsidiaries,

including

UBS

Business

Solutions

AG

and

other
shared

services

subsidiaries, are

not

subject to

elimination

in
the

consolidated

financial

statements
  of UBS
AG,

but

are
eliminated

in

the

consolidated

financial

statements

of

UBS
Group

AG.

UBS

Business

Solutions

AG

and

other

shared
services

subsidiaries

of

UBS

Group
  AG
charge

other

legal
entities

within

the

UBS

AG

consolidation

scope

for

services
provided, including a markup on costs incurred.
–

The

equity

of

UBS

Group

AG

consolidated

was

USD 3.4
billion

higher

than

the

equity

of

UBS

AG

consolidated

as

of
30 June

2021.

This

difference

was

mainly

driven

by

higher
dividends paid

by UBS

AG to

UBS Group

AG compared

with
the dividend distributions of UBS

Group AG, as well as

higher
retained earnings

in

the consolidated

financial statements

of
UBS Group AG, largely related to the aforementioned markup
charged

by shared

services

subsidiaries

of

UBS Group

AG to
other legal

entities in

the UBS

AG scope

of consolidation.

In
addition, UBS Group

AG is

the grantor

of the

majority of

the
compensation

plans

of

the

Group

and

recognizes

share
premium

for

equity-settled

awards

granted.

These

effects
were partly offset by treasury shares acquired

and canceled as
part

of

our

share

repurchase

programs

and

those

held

to
hedge

share

delivery

obligations

associated

with

Group
compensation

plans,

as

well

as

additional

share

premium
recognized

at

the

UBS AG

consolidated

level

related

to

the
establishment

of

UBS Group

AG and

UBS Business

Solutions
AG, a wholly owned subsidiary of UBS Group AG.
–

The

going

concern

capital

of

UBS

Group

AG

consolidated
was USD 3.8

billion higher

than the

going concern

capital of
UBS AG

consolidated

as

of

30 June

2021,

reflecting

higher
common

equity

tier 1

(CET1)

capital

of

USD 2.4

billion

and
going concern loss-absorbing additional

tier 1 (AT1) capital of
USD 1.4 billion.

–

The CET1 capital of UBS Group AG consolidated

was USD 2.4
billion higher than that of

UBS AG consolidated as of

30 June
2021.

The higher CET1 capital of UBS Group AG consolidated
was primarily

due to higher

UBS Group AG

consolidated IFRS
equity of

USD 3.4 billion,

as described

above, and

lower UBS
Group AG

accruals for

future capital

returns to

shareholders,
partly

offset

by
compensation -
related

regulatory

capital
accruals and

a capital

reserve for

potential share

repurchases
at the UBS Group AG level.
–

The

going

concern

loss-absorbing

AT1

capital

of

UBS

Group
AG

co
nsolidated

was

USD
  1. 4   billion higher
than

that

of
UBS AG

consolidated

as

of

30 June

2021,

mainly

reflecting
deferred contingent capital plan awards granted at

the Group
level to eligible

employees for the

performance years 2016 to
2020,

partly

offset

by

two

loss-absorbing

AT1

capital
instruments on-lent by UBS Group AG to UBS AG.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
As of or for the quarter ended 30.6.21
USD million, except where indicated
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
Income statement
Operating income

8,976

9,071

(94)
Operating expenses

6,384

6,589

(206)
Operating profit / (loss) before tax

2,593

2,481

111
of which: Global Wealth Management

1,294

1,273

21
of which: Personal & Corporate Banking

498

496

2
of which: Asset Management

255

254

1
of which: Investment Bank

668

655

14
of which: Group Functions

(124)

(197)

73
Net profit / (loss)

2,012

1,919

93
of which: net profit / (loss) attributable to shareholders

2,006

1,913

93
of which: net profit / (loss) attributable to non-controlling interests

6

6

0
Statement of comprehensive income
Other comprehensive income 591 592 (1)
of which: attributable to shareholders 576 578 (1)
of which: attributable to non-controlling interests 14 14 0
Total comprehensive income 2,602 2,510 92
of which: attributable to shareholders 2,582 2,491 92
of which: attributable to non-controlling interests 20 20 0
Balance sheet
Total assets 1,086,519 1,085,861 658
Total liabilities 1,027,469 1,030,216 (2,746)
Total equity

59,050 55,645 3,405
of which: equity attributable to shareholders 58,765 55,361 3,405 of which: equity attributable to non-controlling interests 284 284 0
Capital information
Common equity tier 1 capital 42,583 40,190 2,393
Going concern capital 59,188 55,398 3,790
Risk-weighted assets 293,277 290,470 2,807
Common equity tier 1 capital ratio (%) 14.5 13.8 0.7
Going concern capital ratio (%) 20.2 19.1 1.1
Total loss-absorbing capacity ratio (%) 35.6 34.6 1.0
Leverage ratio denominator
1
1,039,939 1,039,375 564
Common equity tier 1 leverage ratio (%)
1
4.09 3.87 0.23
Going concern leverage ratio (%)
1
5.7 5.3 0.4
Total loss-absorbing capacity leverage ratio (%)
10.0 9.7 0.4
1 Leverage ratio denominators and leverage ratios

for 31 December 2020 do not reflect

the effects of the temporary exemption that applied from

25 March 2020 until 1 January

2021 and was granted by FINMA in
connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

As of or for the quarter ended 31.3.21 As of or for the quarter ended 31.12.20
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)

8,705

8,836

(130)

8,117

8,220

(103)

6,407

6,684

(277)

6,132

6,324

(192)

2,298

2,151

147

1,985

1,896

89

1,409

1,391

18

864

855

9

389

390

0

353

353

(1)

227

227

0

401

401

0

412

394

17

529

528

1

(139)

(251)

112

(161)

(241)

79

1,827

1,713

114

1,645

1,572

73

1,824

1,710

114

1,636

1,563

73

3

3

0

9

9

0
(2,166) (2,032) (135)

83

54
29
(2,154) (2,019) (135)

65

36
29
(12) (12) 0

18

18
0
(339) (319) (21)

1,728

1,626
102
(330) (309) (21)

1,701

1,599
102
(9) (9) 0

27

27
0
1,107,712 1,109,234 (1,522) 1,125,765 1,125,327 438
1,049,379 1,051,481 (2,102) 1,066,000 1,067,254 (1,254)
58,333 57,753 580 59,765 58,073 1,691
58,026 57,446 580 59,445 57,754 1,691
307 307 0 319 319 0

40,426

38,826

1,600

39,890

38,181

1,709

56,288

53,255

3,033

56,178

52,610

3,567

287,828

285,119

2,710

289,101

286,743

2,358

14.0

13.6

0.4

13.8

13.3

0.5

19.6

18.7

0.9

19.4

18.3

1.1

35.0

34.2

0.7

35.2

34.2

1.0

1,038,225

1,039,736

(1,511)

1,037,150

1,036,771

379

3.89

3.73

0.16

3.85

3.68

0.16

5.4

5.1

0.3

5.4

5.1

0.3

9.7

9.4

0.3

9.8

9.5

0.3

Significant
regulated
subsidiary and
sub-group
information
Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding LLC
(consolidated)
All values in millions, except where indicated USD CHF EUR USD
Financial and regulatory requirements
Swiss GAAP
Swiss SRB rules
Swiss GAAP
Swiss SRB rules
IFRS
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.6.21 31.3.21 30.6.21 31.3.21 30.6.21 31.3.21
1
30.6.21 31.3.21
Financial information
2
Income statement
Total operating income 4,473

2,811

2,135

2,089
277 260 3,423 3,721
Total operating expenses 2,030

2,143

1,352

1,489
205 233 2,930 2,905
Operating profit / (loss) before tax 2,443

669

783

600
72 27 493 816
Net profit / (loss) 2,479

566

636

484
50 11 299 716
Balance sheet
Total assets

511,973

517,606

323,291

325,921
47,426 49,246 183,777 182,786
Total liabilities

461,071

464,645

309,886

312,802
42,675 44,540 155,939 154,419
Total equity

50,902

52,962

13,405

13,119
4,751 4,706 27,838 28,367
Capital
3
Common equity tier 1 capital

51,279

50,223

12,312

12,417
3,921 3,721 14,477 14,716
Additional tier 1 capital

15,208

14,429

5,393

5,402
290 290 3,047 3,047
Tier 1 capital

66,487

64,652

17,705

17,819
4,211 4,011 17,523 17,763
Total going concern capital

66,487

64,652

17,705

17,819
4,211 4,011
Tier

2 capital
620 736
Total capital 4,211 4,011 18,143 18,498
Total gone concern loss-absorbing capacity

45,091

44,365

10,868

10,890
2,179 2,184 6,300 6,300
Total loss-absorbing capacity

111,578

109,017

28,572

28,709
6,390 6,195 23,823 24,063
Risk-weighted assets and leverage ratio

denominator
3
Risk-weighted assets

319,195

317,824

109,602

110,194
13,171 14,022 69,139 69,481
Leverage ratio denominator

606,536

611,022

341,991

344,925
49,797 43,620 170,985 169,386
Supplementary leverage ratio denominator
4
195,617 159,587
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio

16.1

15.8

11.2

11.3
29.8 26.5 20.9 21.2
Tier 1 capital ratio 32.0 28.6 25.3 25.6
Going concern capital ratio

20.8

20.3

16.2

16.2
Total capital ratio 32.0 28.6 26.2 26.6
Total loss-absorbing capacity ratio

26.1

26.1
48.5 44.2 34.5 34.6
Tier 1 leverage ratio 8.5 9.2 10.2 10.5
Supplementary tier 1 leverage ratio
4
9.0 11.1
Going concern leverage ratio

11.0

10.6

5.2

5.2
Total loss-absorbing capacity leverage ratio

8.4

8.3
12.8 14.2 13.9 14.2
Gone concern capital coverage ratio

120.6

118.1
Liquidity
3
High-quality liquid assets (billion) 89 82 98 96 17 17 29,029
Net cash outflows (billion) 51 48 65 66 11 11 17,509
Liquidity coverage ratio (%)
5,6
176 172 150 146 161 157 166
Net stable funding ratio
3
Total available stable funding 15,756
Total required stable funding 9,465
Net stable funding ratio (%) 167
7
Other
Joint and several liability between UBS AG and UBS Switzerland AG
(billion)
8
7 9
1 Comparative figures have

been restated to

align with the

regulatory reports as

submitted to the

European Central

Bank (the ECB).

2 The financial

information disclosed does

not represent interim

financial
statements under the respective

GAAP / IFRS.

3 Refer to the 30 June

2021 Pillar 3 report, which

will be available as

of 20 August 2021 under

“Pillar 3 disclosures” at ubs.com/investors,

for more information.

4 US regulatory authorities temporarily eased the requirements for the supplementary leverage ratio (SLR), permitting the exclusion of US Treasury

securities and deposits at the Federal Reserve Banks from the

SLR
denominator through

March 2021.

This exclusion

resulted in

an increase

in the

SLR of

187 bps on

31 March 2021.

5 In the

second quarter

of 2021,

the UBS AG

liquidity coverage

ratio (LCR)

was 176%,
remaining above

the prudential

requirements communicated

by FINMA.

6 In the

second quarter

of 2021,

the LCR

of UBS Switzerland AG,

which is

a Swiss SRB,

was 150%,

remaining above

the prudential
requirement communicated by FINMA in connection

with the Swiss Emergency Plan.

7 The local disclosure requirement

for the net stable funding ratio

of UBS Europe SE came into force in June

2021.

8 Refer
to the “Capital,

liquidity and funding,

and balance sheet”

section of our

Annual Report 2020

for more information

about the joint

and several

liability. Under

certain circumstances,

the Swiss Banking

Act and
FINMA’s Banking Insolvency Ordinance

authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group

AG is a

holding company and

conducts substantially
all

of

its

operations

through

UBS AG

and

subsidiaries

thereof.
UBS Group

AG

and

UBS AG

have

contributed

a

significant
portion

of

their

respective

capital

to,

and

provide

substantial
liquidity

to,

such

subsidiaries.

Many

of

these

subsidiaries

are
subject

to

regulations

requiring
compliance

with

minimum
capital,

liquidity

and

similar

requirements.

The

tables

in

this
section

summarize

the

regulatory

capital

components

and
capital

ratios

of

our

significant

regulated

subsidiaries

and

sub-
groups

determined

under

the

regulatory

framework

of

each
subsidiary’s or sub-group’s home jurisdiction.

Supervisory

authorities

generally

have

discretion

to

impose
higher

requirements

or

to

otherwise

limit

the

activities

of
subsidiaries.

Supervisory

authorities

also

may

require

entities

to
measure capital

and leverage

ratios on

a stressed

basis and

may
limit

the ability

of

an entity

to engage

in new

activities

or take
capital actions based on the results of those tests.
In

June

2021,

the

Federal

Reserve

Board

(the

FRB)

released
the

results

of

the

2021

Dodd–Frank

Act

Stress

Test

(DFAST),
which is complementary to

the Federal Reserve’s Comprehensive
Capital

Adequacy

Review

(CCAR)

process.

UBS’s

intermediate
holding

company,

UBS

Americas

Holding

LLC,

exceeded
minimum

capital

requirements

under

the

severely
  adverse
scenario. The FRB

also lifted the

temporary limitations on

capital
distributions

imposed

during

the

pandemic.

As

a

result,

UBS
Americas Holding

LLC is

permitted to

make capital

distributions
as

long

as

it

maintains

compliance

with

its

total

capital
requirements, including its stress capital buffer.
Standalone financial

information for

UBS AG, UBS Group

AG
and

UBS Switzerland

AG

will

be

available

as

of

23 July

2021
under

“Complementary

financial

information”

at
ubs.com/investors
.
Standalone

regulatory

information

for

UBS AG

and
UBS Switzerland

AG,

as

well

as

consolidated

regulatory
information

for

UBS Europe

SE

and

UBS Americas

Holding

LLC,
is

provided

in

the

30 June

2021

Pillar 3

report,

which

will

be
available

as

of

20 August

2021

under

“Pillar 3

disclosures”

at
ubs.com/investors
.
Selected

financial

and

regulatory

information

for

UBS

AG
consolidated

is

included

in

the

key

figures

table

below.

Refer
also

to

the

UBS AG

second

quarter

2021

report,

which

will

be
available

as

of
  23   July 2021
under

“Quarterly

reporting”

at
ubs.com/investors
.

UBS AG consolidated key figures
As of or for the quarter ended As of or year-to-date
USD million, except where indicated 30.6.21 31.3.21 31.12.20 30.6.20 30.6.21 30.6.20
Results
Operating income

9,071

8,836

8,220

7,512

17,906

15,521
Operating expenses

6,589

6,684

6,324

5,987

13,274

12,197
Operating profit / (loss) before tax

2,481

2,151

1,896

1,525

4,632

3,324
Net profit / (loss) attributable to shareholders

1,913

1,710

1,563

1,194

3,623

2,615
Profitability and growth
1
Return on equity (%)

13.6

11.9

10.9

8.4

12.7

9.3
Return on tangible equity (%)

15.3

13.4

12.2

9.5

14.3

10.5
Return on common equity tier 1 capital (%)

19.4

17.8

16.3

13.0

18.6

14.4
Return on risk-weighted assets, gross (%)

12.5

12.3

11.7

10.9

12.4

11.6
Return on leverage ratio denominator, gross (%)
2

3.5

3.4

3.3

3.2

3.4

3.4
Cost / income ratio (%)

73.3

75.9

76.3

76.9

74.6

75.9
Net profit growth (%)

60.3

20.3

151.3

(8.7)

38.5

10.1
Resources
1
Total assets

1,085,861

1,109,234

1,125,327

1,063,446

1,085,861

1,063,446
Equity attributable to shareholders

55,361

57,446

57,754

55,384

55,361

55,384
Common equity tier 1 capital
3

40,190

38,826

38,181

37,403

40,190

37,403
Risk-weighted assets
3

290,470

285,119

286,743

284,798

290,470

284,798
Common equity tier 1 capital ratio (%)
3

13.8

13.6

13.3

13.1

13.8

13.1
Going concern capital ratio (%)
3

19.1

18.7

18.3

17.9

19.1

17.9
Total loss-absorbing capacity ratio (%)
3

34.6

34.2

34.2

31.9

34.6

31.9
Leverage ratio denominator
2,3

1,039,375

1,039,736

1,036,771

974,135

1,039,375

974,135
Common equity tier 1 leverage ratio (%)
2,3

3.87

3.73

3.68

3.84

3.87

3.84
Going concern leverage ratio (%)
2,3

5.3

5.1

5.1

5.2

5.3

5.2
Total loss-absorbing capacity leverage ratio (%)
3

9.7

9.4

9.5

9.3

9.7

9.3
Other
Invested assets (USD billion)
4

4,485

4,306

4,187

3,588

4,485

3,588
Personnel (full-time equivalents)

47,227

47,592

47,546

47,120

47,227

47,120
1 Refer to the “Performance

targets and capital

guidance” section of our

Annual Report 2020

for more information

about our performance

measurement.

2 Leverage ratio denominators

and leverage ratios

for
the respective periods in

2020 do not reflect

the effects of the

temporary exemption that

applied from 25 March

2020 until 1 January

2021 and was

granted by FINMA in

connection with COVID-19. Refer

to the
“Regulatory and

legal developments”

section

of

our Annual

Report 2020

for

more information.

3 Based

on the

Swiss systemically

relevant

bank

framework

as of

1 January

2020.

Refer to

the

“Capital
management” section of this report for more

information.

4 Consists of invested assets for Global

Wealth Management, Asset Management and Personal

& Corporate Banking. Refer to “Note

32 Invested assets
and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Appendix

Alternative performance measures

Alternative performance measures
An alternative performance

measure (an

APM) is a

financial measure

of historical or

future financial

performance, financial position
or

cash

flows

other

than

a

financial

measure

defined

or

specified

in

the

applicable

recognized

accounting

standards

or

in

other
applicable regulations. We

report a number of APMs

in the discussion of the

financial and operating performance of

the Group,

our
business divisions and our

Group Functions. We

use APMs to provide

a more complete picture

of our operating performance and

to
reflect

management’s

view

of

the

fundamental

drivers

of

our

business

results.

A

definition

of

each

APM,

the

method

used

to
calculate it and the

information content are

presented in the

table below.

Our APMs may qualify

as non-GAAP measures

as defined
by US Securities and Exchange Commission (SEC) regulations.

APM label Calculation
Information content
Invested assets (USD and CHF)
– GWM, P&C, AM
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and

advisory
wealth management portfolios, fiduciary deposits,

time
deposits, savings accounts,

and wealth management
securities or brokerage accounts.
This measure provides information about

the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Client assets (USD and CHF)
– GWM, P&C
Calculated as the sum of invested assets

and other
assets held purely for transactional purposes or

custody
only.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes,

including other assets held
purely for transactional purposes or custody only.
Recurring net fee income
(USD and CHF)
– GWM, P&C
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts (as well as

credit card
fees for GWM).

This measure provides information about the amount
of recurring net fee income.
Transaction-based income

(USD and CHF)
– GWM, P&C
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund fees,
as well as fees for payment and foreign exchange
transactions (and credit card fees for P&C), together
with other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income.
Cost / income ratio (%)
Calculated as operating expenses divided by

operating
income before credit loss expense or release.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Gross margin on invested assets (bps)
– AM
Calculated as operating income before credit loss
expense or release (annualized as applicable) divided

by
average invested assets.
This measure provides information about the
operating income before credit loss expense or release
of the business in relation to invested assets.
Net interest margin (bps)
– P&C
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net margin on invested assets (bps)
– AM
Calculated as operating profit before tax (annualized

as
applicable) divided by average invested

assets.
This measure provides information about the
operating profit before tax of the business in relation
to invested assets.
Business volume for Personal

Banking (CHF and USD)
– P&C
Calculated as the sum of client assets and loans. This measure provides information about the volume of client assets and loans.
Net new business volume for Personal
Banking (CHF and USD)
– P&C
Calculated as the sum of net inflows and outflows

of
client assets and loans during a specific period
(annualized as applicable).
This measure provides information about the business
volume as a result of net new business volume flows
during a specific period.
Net new business volume growth for
Personal Banking (%)
– P&C
Calculated as the sum of net inflows and outflows

of
client assets and loans during a specific period
(annualized as applicable) divided by total business
volume / client assets at the beginning of the

period.
This measure provides information about the growth
of the business volume as a result of net new business
volume flows during a specific period.

APM label
Calculation

Information content
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth in comparison with the prior period.
Pre-tax profit growth (%)
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth in comparison with the prior period.
Return on

common equity

tier 1

capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.

Return on equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on attributed equity (%)
Calculated as annualized business division operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized operating income

before
credit loss expense or release divided by average
leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to leverage ratio
denominator.
Return on risk-weighted

assets, gross (%)
Calculated as annualized operating income

before
credit loss expense or release divided by average risk-
weighted assets.
This measure provides information about the revenues
of the business in relation to risk-weighted assets.
Return on tangible equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Total book value per share

(USD and CHF
1
)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Tangible book value per share
(USD and CHF
1
)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Loan penetration (%)
– GWM
Calculated as loans divided by invested

assets.
This measure provides information about the loan
volume in relation to invested assets.
Net new money (USD)
– AM

Calculated as the sum of the net amount of inflows
and outflows of invested assets (as defined

in UBS
policy) recorded during a specific period.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows and
excludes movements due to market performance,
foreign exchange translation, dividends, interest and
fees.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– GWM, P&C
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Secured loan portfolio as a percentage
of total loan portfolio, gross (%)
– P&C
Calculated as secured loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of secured loan portfolio in the total gross
loan portfolio.
Active Digital Banking clients in
Personal Banking (%)
– P&C
Calculated as the number of clients (within the
meaning of numbers of unique business relationships
operated by Personal Banking), excluding persons
under the age of 15, clients who do not have

a
private account, clients domiciled outside Switzerland,
and clients who have defaulted on loans or

credit
facilities,

who have logged on at least once within

the
past month divided by the total number of clients
(within the aforementioned meaning).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning)

who are serviced by Personal Banking.

Appendix

APM label
Calculation

Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– P&C
Calculated as the number of clients (within the
meaning of numbers of unique business relationships
or legal entities operated by Corporate & Institutional
Clients), excluding clients that do not have

an
account, mono-product clients and clients that

have
defaulted on loans or credit facilities,

which have
logged on at least once within the past

month divided
by the total number of clients (within the
aforementioned meaning).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning)

which are serviced by Corporate &
Institutional Clients.
Mobile Banking log-in share in Personal
Banking (%)
– P&C
Calculated as the number of Mobile Banking

app

log-ins divided by total log-ins via E-Banking

and the
Mobile Banking app in Personal Banking.
This measure provides information about the
proportion of Mobile Banking app log-ins in the total
number of log-ins via E-Banking and the

Mobile
Banking app in Personal Banking.
Fee-generating assets (USD)
– GWM
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment and mutual funds, including

hedge
funds and private markets, where we have a
distribution agreement.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream.
Net new fee-generating assets (USD)
– GWM
Calculated as the sum of the net amount of

fee-
generating assets inflows and outflows, including
dividend and interest inflows into mandates and
outflows from mandate fees paid by clients, during

a
specific period.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows and excludes
movements due to market performance and

foreign
exchange translation.
Fee-generating asset margin (bps)
– GWM
Calculated as revenues from fee-generating assets (a
portion of which is included in recurring fee income
and a portion of which is included in transaction-
based income, annualized as applicable) divided

by
average fee-generating assets for the relevant
mandate fee billing period.
This measure provides information about the revenues
from fee-generating assets in relation to their average
volume during the relevant mandate fee billing
period.
1

Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A
ABS   asset - bac k ed securities
AEI   automatic exchange of
information
AGM   Annual G eneral M eeting of
shareholders
A - I RB   advanced internal
ratings-based
AIV   alternative investment
vehicle
ALCO   Asset and Liability
Committee
AMA   advanced measurement
approach
AML   anti - money laundering
AoA   Articles of Association
APAC   Asia Pacific
APM   alternative performance
measure
ARR   alternative reference rate
ARS   auction rate securities
ASF   available stable funding
AT1   additional tier 1
AuM   assets under management

B
BCBS   Basel Committee on
Banking Supervision
BEAT   base erosion and anti - abuse
tax
BIS   Bank for International
Settlements
BoD   Board of Directors
BVG   Swiss occupational
pension plan

C
CAO   Capital Adequacy
Ordinance
CCAR   Comprehensive Capital
Analysis and Review
CCF   credit conversion factor
CCP   central counterparty
CCR   counterparty credit risk
CCRC   Corporate Culture and
Responsibility Committee
CCyB   countercyclical buffer
CDO   collateralized debt
obligation
CDS   credit default swap
CEA   Commodity Exchange Act

CEM   current exposure method
CEO   Chief Executive Officer
CET1   common equity tier 1
CFO   Chief Financial Officer
CFTC   US Commodity Futures
Trading Commission
CHF   Swiss franc
CIC   Corporate & Institutional
Clients
CIO   Chief Investment Office
CLS   C ontinuous Linked
Settlement
CMBS   commercial mortgage -
backed security
C&ORC   Compliance & Operational
Risk Control
CRD IV   EU Capital Requirements
Directive of 2013
CRM   credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CRR   Capital Requirements
Regulation
CST   combined stress test
CVA   credit valuation adjustment

D
D BO   defined benefit obligation
DCCP   Deferred Contingent
Capital Plan

DJSI   Dow Jones Sustainability
Indices

DM   discount margin
DOJ   US Department of Justice
D - SIB   domestic systemically
important bank
DTA   deferred tax asset
DVA   debit valuation adjustment

E
EAD   exposure at default
EB   Executive Board
EBA   European Banking Authority
EC   European Commission
ECB   European Central Bank
ECL   expected credit loss
EIR   effective interest rate
EL   expected loss
EMEA   Europe, Middle East and
Africa
EOP   Equity Ownership Plan
EPE   expected positive exposure
EPS   earnings per share
ESG   environmental, social and
governance
ETD   exchange - traded derivative s
ETF   exchange - traded fund
EU   European Union
EUR   euro
Euribor   Euro Interbank Offered Rate
EVE   economic value of equity
EY   Ernst & Young (Ltd)

F
FA   financial advisor
FCA   UK Financial Conduct
Authority
FCT   foreign currency translation
FINMA   Swiss Financial Market
Supervisory Authority
FMIA   Swiss Financial Market
Infrastructure Act
FSB   Financial Stability Board
FTA   Swiss Federal Tax
Administration
FVA   funding valuation
adjustment
FVOCI   fair value through other
comprehensive income
FVTPL   fair value through profit or
loss
FX   foreign exchange

G
GAAP   generally accepted
accounting principles
GBP   pound sterling
GDP   gross domes tic product
GEB   Group Executive Board
GIA   Group Internal Audit
GIIPS
Greece, Italy,

Ireland,

Portugal and Spain

GMD   Group Managing Director
GRI   Global Reporting Initiative
GSE   government sponsored
entities
G - SIB   global systemically
important bank

H
HQLA

high-quality liquid assets
HR   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I
IAA   internal assessment
approach
IAS   International Accounting
Standards
IASB   International Accounting
Standards Board
IBOR   Interbank Offered Rate
IFRIC   International Financial
Reporting Interpretations
Committee
IFRS   International Financial
Reporting Standards
IHC   intermediate holding
company
IMA   internal models approach
IMM   internal model method
IRB   internal ratings - based
IRC   incremental risk charge
IRRBB   interest ra te risk   in the
banking book
ISDA   International Swaps and
Derivatives Association

K
KRT   Key Risk Taker

L
LAS   liquidity - adjusted stress
LCR   liquidity coverage ratio
LGD   loss given default
LIBOR   London Interbank Offered
Rate
LLC   limited liability company
LRD   leverage ratio denominator
LTIP   Long - Term Incentive Plan
LTV   loan - to - value

M
M&A   mergers and acquisitions
MiFID II   Markets in Financial
Instruments Directive II
MRT   Material Risk Taker

N
NAV   net asset value
NCL   Non - core and Legacy
Portfolio

NII   net interest income
NRV   negative replacement value
NSFR   net stable funding ratio
NYSE   New York Stock Exchange

O
OCA   own credit adjustment
OCI   other comprehensive
income
OTC   over - the - counter

P
PD   probability of default
PFE   potential future exposure
PIT   point in time
P&L   profit or loss
POCI   purchased or originated
credit-impaired
PRA   UK Prudential Regulation
Authority

PRV   positive replacement value

Q
QCCP   qualifying central
counterparty
QRRE   qualifying revolving retail
exposures

R
RBA   rol e - based allowances
RBC   risk - based capital
RbM   risk - based monitoring
RMBS   residential mortgage -
backed securities
RniV   risks not in VaR
RoAE   return on attributed equity
RoCET1   return on CET1 capital
RoTE   return on tangible equity
RoU   right - of - use
RV   replace ment value
RW   risk weight
RWA   risk - weighted assets

S
SA   standardized approach
SA - CCR   standardized approach for
counterparty credit risk
SAR   stock appreciation right or
Special Administrative
Region
SBC   Swiss Bank Corporation
SDG   Sustainable Development
Goal
SE   structured entity
SEC   US Securities and Exchange
Commission
SEEOP   Senior Executive Equity
Ownership Plan

SFT   securities financing
transaction
SI   sustainable investing
SICR   significant increase in credit
risk
SIX   SIX Swiss Exchange
SME   small and medium - sized
entity
SMF   Senior Management
Function
SNB   Swiss National Bank
SPPI   solely payments of principal
and interest
SRB   systemically relevant bank
SRM   specific risk measure
SVaR   stressed value - at - risk

T
TBTF   too big to fail
TCJA
US Tax

Cu
ts and Jobs Act
TLAC   total loss - absorbing capacity
TTC   through - the - cycle

U
UBS RESI   UBS Real Estate Securities
Inc.
UoM   units of measure
USD   US dollar

V
VaR   value - at - risk
VAT   value added tax

W
WEKO   Swiss Competition
Commission

This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not all

of the listed

abbreviations may

appear in
this particular report.

Information sources
Reporting publications
Annual publications

Annual Report (SAP No. 80531):

Published in English, this single-
volume

report

provides

descriptions of:

our

Group strategy

and
performance;

the

strategy

and

performance

of

the

business
divisions

and
Group

Functions
;

risk,

treasury

and

capital
management;

corporate

governance,

corporate

responsibility
and

our compensation

framework,

including information

about
compensation

for

the

Board

of

Directors

and

the

Group
Executive

Board

members;

and

financial

information,

including
the financial statements.

Geschäftsbericht

(SAP

No.

80531):

This

publication

provides

a
German translation of selected sections of our Annual Report.

Annual

Review

(SAP

No.

80530):

This

booklet

contains

key
information

about

our

strategy

and

performance,

with

a

focus
on

corporate

responsibility

at

UBS.

It

is

published

in

English,
German, French and Italian.

Compensation Report (SAP No. 82307):

This report discusses our
compensation
framework

and

provides

information

about
compensation

for

the

Board

of

Directors

and

the

Group
Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides

an update on our strategy
and

performance

for

the

respective

quarter.

It

is

available

in
English.

How to order publications

The

annual

and

quarterly

publications

are

available

in

.pdf
format at
ubs.com/investors
, under “Financial

information,” and
printed

copies

can

be

requested

from

UBS

free

of

charge.

For
annual

publications,

refer

to

the

“Investor

services”

section

at
ubs.com/investors.
Alternatively, they

can be ordered

by quoting
the SAP number and the language preference,

where applicable,
from

UBS

AG,

F4UK–AUL,

P.O.

Box,

CH-8098

Zurich,
Switzerland.

Other information
Website

The

“Investor

Relations”

website

at
ubs.com/investors

provides
the

following

information

about

UBS:

news

releases;

financial
information,

including

results-related

filings

with

the

US
Securities

and

Exchange

Commission;

information

for
shareholders,

including

UBS

share

price

charts,

as

well

as

data
and

dividend

information,

and

for

bondholders;

the

UBS
corporate

calendar;

and

presentations

by

management

for
investors and financial

analysts. Information is

available online in
English, with some information also available in German.

Results presentations

Our quarterly

results

presentations

are

webcast live.

Recordings
of

most

presentations

can

be

download
ed   from
ubs.com/presentations
.

Messaging

service

Email alerts to news

about UBS can be subscribed

for under “UBS
News

Alert”

at
ubs.com/global/en/investor-relations/contact/
investor-services.html
.

Messages

are

sent

in

English,

German,
French or

Italian, with an

option to

select theme preferences

for
such alerts.

Form 20-F

and other

submissions to

the US

Securities and
Exchange Commission
We file periodic reports and submit other

information about UBS
to

the

US

Securities

and

Exchange

Commission

(the

SEC).
Principal among

these filings

is the

annual report

on Form

20-F,
filed

pursuant

to

the

US

Securities

Exchange

Act

of

1934.

The
filing

of

Form

20-F

is

structured

as

a

wrap-around

document.
Most

sections

of

the

filing

can

be

satisfied

by

referring

to

the
combined UBS

Group AG

and UBS

AG annual

report. However,
there

is a

small

amount

of

additional

information in

Form 20-F
that

is

not

presented

elsewhere

and

is

particularly

targeted

at
readers

in

the

US.

Readers

are

encouraged

to

refer

to

this
additional disclosure.

Any document that

we file with

the SEC is
available

on

the

SEC’s

website:
sec.gov
.

Refer

to
ubs.com/investors

for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements |

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for

UBS’s financial performance,

statements relating to the anticipated effect

of transactions and strategic initiatives
on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social

objectives. While these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors

could

cause

actual

developments

and

results

to

differ

materially

from

UBS’s

expectations. The

outbreak

of

COVID-19

and

the

measures

taken

in
response to

the pandemic

have had

and may

continue to

have a

significant adverse effect

on global

economic activity,

and an

adverse effect

on the

credit
profile of some of our clients and other market

participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In
addition,

we

face

heightened

operational

risks

due

to

remote

working

arrangements,

including

risks

to

supervisory

and

surveillance

controls,

as

well

as
increased fraud

and data

security risks. The

unprecedented scale

of the

measures taken

to respond

to the

pandemic as

well as

the uncertainty

surrounding
vaccine supply,

distribution, and efficacy

against mutated virus

strains create

significantly greater uncertainty

about forward-looking statements.

Factors that
may affect our

performance and ability to

achieve our plans,

outlook and other

objectives also include, but

are not limited

to: (i) the

degree to which

UBS is
successful

in

the

ongoing execution

of

its

strategic

plans,

including its

cost

reduction

and

efficiency

initiatives and

its

ability

to

manage

its

levels of

risk-
weighted assets

(RWA)

and leverage

ratio denominator

(LRD), liquidity

coverage ratio

and

other financial

resources, including

changes in

RWA

assets and
liabilities arising from

higher market volatility;

(ii) the

degree to which

UBS is successful

in implementing changes to

its businesses to

meet changing market,
regulatory

and

other

conditions;

(iii) the

continuing

low

or

negative

interest

rate

environment

in

Switzerland

and

other

jurisdictions;

(iv)

developments
(including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to

which it is exposed, including
movements in

securities prices

or liquidity,

credit spreads,

and currency

exchange rates,

and the

effects of

economic conditions, market

developments, and
geopolitical tensions,

and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client
sentiment

and levels

of activity;

(v) changes in

the availability

of capital

and funding,

including any

changes in

UBS’s credit

spreads and

ratings, as

well as
availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC);

(vi) changes in or the implementation of financial
legislation and regulation in Switzerland, the US, the UK, the European Union

and other financial centers that have imposed, or resulted in, or may do so in the
future,

more

stringent or

entity-specific capital,

TLAC,

leverage ratio,

net stable

funding ratio,

liquidity and

funding requirements,

heightened operational
resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of

capital and

liquidity and

sharing of

operational costs

across

the Group

or

other measures,

and

the

effect

these

will

or

would

have

on

UBS’s business
activities; (vii) UBS’s ability

to successfully implement resolvability

and related regulatory

requirements and the

potential need to make

further changes to

the
legal

structure

or

booking

model

of

UBS

Group

in

response

to

legal

and

regulatory

requirements,

proposals

in

Switzerland

and

other

jurisdictions

for
mandatory structural reform

of banks

or systemically important

institutions or to

other external developments;

(viii) UBS’s

ability to maintain

and improve

its
systems and

controls for

the detection

and prevention

of money

laundering and

compliance with

sanctions to

meet evolving

regulatory

requirements and
expectations, in particular

in the US;

(ix) the uncertainty

arising from the

UK’s exit from

the EU; (x)

changes in UBS’s

competitive position, including whether
differences

in regulatory

capital and

other requirements

among the

major financial

centers will

adversely affect

UBS’s ability

to compete

in certain

lines of
business; (xi)

changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards,
including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of

our RWA

as well as

the amount of

capital available for

return to shareholders; (xiii)

the effects on

UBS’s cross-border banking
business of

tax or

regulatory developments and

of possible

changes in

UBS’s policies

and practices

relating to

this business;

(xiv) UBS’s

ability to

retain and
attract

the

employees necessary

to

generate revenues

and

to

manage, support

and

control

its

businesses, which

may

be

affected

by

competitive factors;
(xv) changes

in

accounting

or

tax

standards

or

policies,

and

determinations

or

interpretations

affecting

the

recognition

of

gain

or

loss,

the

valuation

of
goodwill, the recognition

of deferred tax

assets and other

matters; (xvi)

UBS’s ability to

implement new technologies and

business methods, including digital
services and technologies,

and ability to

successfully compete with both

existing and new

financial service providers, some

of which may

not be regulated

to
the

same

extent;

(xvii)

limitations on

the effectiveness

of

UBS’s

internal processes

for

risk

management, risk

control,

measurement and

modeling, and

of
financial models

generally; (xviii)

the occurrence

of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,

cyberattacks and
systems failures,

the risk

of which

is increased

while COVID-19

control measures

require large

portions of

the staff

of both

UBS and

its service

providers to
work remotely;

(xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation

to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes
in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s

ability to maintain its stated

capital return objective; (xxi) uncertainty
over the scope of actions that

may be required by UBS,

governments and others to achieve goals relating to climate, environmental and social matters as well
as the evolving nature of

underlying science and industry and governmental standards; and (xxii) the effect that these or other

factors or unanticipated events
may have on our

reputation and the additional consequences that

this may have on

our business and performance. The sequence

in which the factors

above
are

presented is

not indicative

of their

likelihood of

occurrence or

the potential

magnitude of

their consequences.

Our business

and financial

performance
could be

affected by

other factors

identified in

our past

and future

filings and

reports, including

those filed

with the

SEC. More

detailed information about
those factors is set forth in documents furnished

by UBS and filings made by UBS with the

SEC, including UBS’s Annual Report on Form 20-F

for the year ended
31 December 2020 and UBS’s First Quarter

2021

Report on Form 6K. UBS is

not under any obligation to (and

expressly disclaims any obligation to) update

or
alter its forward-looking statements, whether as

a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS Group AG
P.O.

Box
CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated

by reference into (1) each of

the registration statements of UBS
AG

on

Form

F-3

(Registration

Number

333-253432),

and

of

UBS

Group

AG

on

Form

S-8
(Registration

Numbers

333-200634;

333-200635;

333-200641;

333-200665;

333-215254;

333-
215255; 333-228653; 333-230312;

and 333-249143), and

into each

prospectus outstanding under

any
of

the

foregoing

registration

statements,

(2)

any

outstanding

offering

circular

or

similar

document
issued or

authorized by

UBS AG

that incorporates

by reference

any Form

6-K’s

of UBS

AG that

are
incorporated

into

its

registration

statements

filed

with

the

SEC,

and

(3)

the

base

prospectus

of
Corporate

Asset

Backed

Corporation

(“CABCO”)

dated

June

23,

2004

(Registration

Number

333-
111572),

the Form 8-K of

CABCO filed and dated

June 23, 2004 (SEC

File Number 001-13444), and
the

Prospectus Supplements

relating

to

the

CABCO Series

2004-101

Trust

dated May

10,

2004

and
May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/

Ralph Hamers _______________
Name:

Ralph Hamers
Title:

Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________
Name:

Kirt Gardner
Title:

Group Chief Financial Officer

By: _/s/ Christopher Castello

___________
  Name: Christopher Castello
  Title: Group Controller and
    Chief Acc ounting Officer

UBS AG

By:

/s/ Ralph Hamers ________________
Name:

Ralph Hamers
Title:

President of the Executive Board

By:

/s/ Kirt Gardner

_________________
Name:

Kirt Gardner
Title:

Chief Financial Officer

By:

/s/ Christopher Castello

_____
  Name:   Christopher Castello
  Title:   Controller and Chief Accounting Officer

Date:

July 20, 2021